Exhibit 99.1

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada. Av. Santo Toribio 143, Piso 7, San Isidro, Lima, PeFA T: +51 (1) 211 6500, F: +51 (1) 211-6565 www.pwc.pe

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

CONTENTS	Pages

Independent auditor’s report	1 - 8

Consolidated statement of financial position	9

Consolidated statement of income	10 - 11

Consolidated statement of comprehensive income	12

Consolidated statement of changes in net equity	13 -14

Consolidated statement of cash flows	15 - 18

Notes to the consolidated financial statements	19 – 197

US$ = United States dollar
S/     = Sol

(A free translation of the original in Spanish)

Independent auditor’s report

To the Shareholders
Credicorp Ltd. and subsidiaries

Our opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and subsidiaries (the Group) as of December 31, 2021, and their consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

The Group’s consolidated financial statements comprise:

•	the consolidated statement of financial position as of December 31, 2021;
•	the consolidated statement of income for the year then ended;
•	the consolidated statement of comprehensive income for the year then ended;
•	the consolidated statement of changes in net equity for the year then ended;
•	the consolidated statement of cash flows for the year then ended; and
•	the notes to the consolidated financial statements, which include a summary of the significant accounting policies.

Basis for our opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code of Ethics) and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code of Ethics and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Accountants.

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada. Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú T: +51 (1) 211 6500, F: +51 (1) 211-6550 www.pwc.pe

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada e independiente que no actúa en nombre de PwCIL ni de cualquier otra firma miembro de la red. Inscrita en la Partida No. 11028527, Registro de Personas Jurídicas de Lima y Callao

Our audit approach

Overview

An audit is designed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Errors may arise due to error or fraud. These are considered material if, individually or in total, they could reasonably influence the economic decisions that users make based on the consolidated financial statements.

The scope of our audit and the nature, timing and extent of our procedures was determined by our risk assessment that the consolidated financial statements may contain material errors, whether due to fraud or error. We carried out our audit procedures based on the legal entities considered financially significant in the context of the Group, with a combination of full scope audits and certain audit procedures to achieve the desired level of audit evidence at a consolidated level.

Key Audit Matters (KAM) are those which, in our professional judgment, were the most significant in our audit of the consolidated financial statements of the current period:

•     Information technology environment;
•     Provision for credit losses on loan portfolio; and
•     Valuation of the mathematical reserves of annuities.

As part of the design of our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we considered the cases where management has made subjective judgments; for example, in respect of significant accounting estimates that involve making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement in the financial statements due to fraud.

How we designed the scope of our audit of the Group

We have designed the scope of our audit in order to be able to carry out sufficient work to permit us to issue an opinion regarding the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls and the economic sector in which the Group operates.

Our audit for the year ended December 31, 2021 does not present significant changes in relation with the prior year audit; thus, in establishing the general approach for the Group audit, we determined the type of work that required to be done on the components, based mainly on individual legal entities. In this sense, we consider Banco de Crédito del Perú S.A., Mibanco, Banco de la Microempresa S.A., and Pacífico Compañía de Seguros y Reaseguros S.A. as significant components, due to the amounts they contribute to the financial statements and risks involved in the constitution of provisions. Additionally, we have considered the individual work carried out in each subsidiary.

The audit of the subsidiaries includes work performed in other countries within the region, such as Panama, Chile, Colombia and Bolivia. For said components, we determined the level of audit work that would need to be performed in auditing those entities in order to conclude as to whether sufficient and appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. This includes regular communications of the components auditors during the entire year, the issue of instructions, monitoring of component auditors' work by the key members of the engagement team and a review of the results of their audit main procedures including the nature, timing and extent of the work that affect the audit opinion on the Group.

Key Audit Matters (KAM)

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. The scope of our audit and the key audit matters have not changed significantly in relation to the prior. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matters (KAM)	How our audit addressed the key audit matter
Information technology environment
Credicorp Ltd. and subsidiaries are highly dependent on their technology structure, both for processing their transactions, as well as for the fair preparation and presentation of their consolidated financial statements, which leads us to consider the information technology environment as an important area of focus in our audit.

Technology is critical for the evolution of the Group’s core businesses and significant investments have been made in systems and the IT environment, including cybersecurity.

The Group has technological infrastructure in place to support its business activities, as well as ongoing plans for the improvement and maintenance of the access management and changes in the respective systems and applications, the development of new programs, automated controls and automated components in the relevant business processes. Controls to authorize, restrict and cancel accesses to the technology environment and program changes are fundamental for mitigating the potential risk of fraud or error based on the misuse or improper change in the systems of the Group, thus ensuring the integrity of the financial information and accounting records.

The Group has an information technology structure, which comprises more than one technology environment with different processes and segregated controls; furthermore, it is

With the participation of specialists in systems audit, we evaluated and tested the design and operational effectiveness of information technology the general controls. Although the purpose of our audit is not to express an opinion on the effectiveness of the Information Technology (IT) controls, we reviewed the Group’s framework of governance of IT and the key controls on the management of access to programs and data, the development of and changes in programs, the IT operations and we evaluated the mechanisms implemented by the Group in response to possible cybersecurity events as well as segregation of duties, including compensating controls, when necessary.

The IT environment and the controls established by management, combined with the testing of key controls, including compensating controls, which we have applied and the substantive testing we perform, provide us with a reasonable basis for placing reliance on the integrity and reliability of the information generated for the preparation of the Group’s consolidated financial statements. Furthermore, we have validated the existence of mechanisms for the mitigation of technology risks and cyber-attacks as well as preventive measures in place to ensure the continuous operation of its security and access controls, personnel awareness-raising campaigns in matters of security, identity and access management, among others, all of which contribute to the mitigation of cybersecurity risks.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
currently in a continuous digital transformation process and changes at the structural, functional and third-party support level, a situation that leads to an increase in the risks associated with information security and cybersecurity, which may eventually affect the operational continuity of the Group companies and/or their reputation.

Additionally, during 2021, a substantial part of the Group's team has carried out its activities remotely, generating the need to adapt processes and technology infrastructure to maintain continuity of operations.

The lack of a suitable general technology control environment and its dependent controls could trigger incorrect processing of critical information used for the preparation of the consolidated financial statements.
The audit procedures performed resulted in appropriate evidence that was considered in determining the nature, timing and extent of further audit procedures.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
Provision for credit losses on loan portfolio (Notes 3 f; 3 i; 7 and 34.1 to the consolidated financial statements

The amount recognized as provision for credit losses on loan portfolio is S/9,071.0 million as of December 31, 2021.

Provisions for the expected credit losses, calculated under the parameters established by the International Financial Reporting Standard 9 “Financial Instruments” (hereinafter IFRS 9), are measured at each reporting date using a three-stage model of expected credit losses based on the deterioration of the credit quality of the instrument from inception.

Measurement of the expected credit loss is based on the probability of default (PD), the loss-given default (LGD), and the exposure at default (EAD), updated at the reporting date and considering the expected macroeconomic effects.  For determination of the provisions for the expected credit losses, management has developed specific methodologies including several assumptions and judgments, among which are, the financial situation of the counterparty, the estimated recoverable amounts, and the recoverable amounts of guarantees and adverse effects due to changes in the political and economic environments.

We obtained an understanding of the process implemented by the Group in its analysis of the qualitative and quantitative disclosures required under IFRS 9; relying on the assistance of our specialists and experts, we also performed audit procedures related to compliance with the requirements of such a standard.

Our work on the evaluation of the provisions for the expected credit losses has focused on the evaluation and testing of the design and operational effectiveness of the key controls over the data inputs, assumptions and calculation of the provisions for the expected credit losses. These key controls included, among others: i) the integrity of the database and the auxiliary systems; ii) models and assumptions adopted by management to determine the value of the portfolio of recoverable loans; iii) changes in significant increase of credit risk; iv) the follow up and valuation of the guarantees; v) the validation and approval of the model and the results of provisions calculation by management; and vi) preparation and disclosure in Notes to the consolidated financial statements. Additionally, we tested information technology controls over the data extraction and calculation of the allowance.

Key Audit Matter (KAM)	How our audit addressed the key audit matter

The expected credit loss model reflects the present value of all events of decline in the value resulting from events of default (i) during the first twelve months or (ii) during the expected life of the financial instrument based on its significant increase of credit risk. The expected credit loss considers multiple scenarios based on reasonable and supportable forecasts.

The use of different techniques and assumptions of the model could result in significantly different provisions. Furthermore, credit risk management is complex and depends on the database being reliable and complete.

Additionally, Management has reviewed its internal credit risk methodological models, in order to respond to the uncertainty regarding COVID-19 and the political instability, carrying out certain procedures, such as: (i) using information on customers' payment behavior, which, due to the progressive expiration of run-off periods and other assistance granted by the government, reflect credit risk factors to a greater extent; (ii) where there is no information about payment behavior, mainly due to grace periods, certain portfolios do not allow predictability about the non-compliance of future customer payments and continue to use qualitative factors based on analysis and statistical validation of surveys and factors of adjustments considering historical payment behaviors without grace periods (iii) LGD estimates were updated with assumptions, related to payments from customers in arrears, to see the impact on recoveries, and, (iv) the macroeconomic projections and scenario weights were updated to reflect the effect of the reactivation of the economy, which was partially affected under the context of political uncertainty in 2021.

As a result, this was an area of focus in our audit.

Additionally, we focused our audit tests on the following aspects, among others:

•      Review of the accounting policies and methodological framework implemented by the Group for adequacy with IFRS 9;
•      Evaluation of the reasonableness of the models and principal assumptions used for the calculation of the expected credit losses;
•      Evaluation of whether the data used to estimate the provision are complete and accurate; and
•      Review and independent re-performance of the calculation based on a sample of the provisions for the expected credit losses as of December 31, 2021.

Regarding the updates made by Management to respond to the uncertainty of COVID-19 and political instability in the country, we carried out:

•      General understanding of updates in the models and main assumptions used, as well as in the review of the new controls implemented.
•      Review of the reasonableness of the main assumptions and judgments associated with the determination of the parameters and phases of the calculation, including the reasonableness of the macroeconomic factors used by management.
•      Review of the accuracy and integrity of the data used.

We believe that the criteria, assumptions and methodology adopted by management in determining and recording provisions for expected losses associated with credit risk are consistent with the information analyzed in our audit.

Key Audit Matter (KAM)	How our audit addressed the key audit matter

Valuation of the mathematical reserves for annuities (Notes 3 e, 16 and 34.8 to the consolidated financial statements)

The amount recognized as mathematical reserves for annuities is S/6,759.7 million as of December 31, 2021.

The valuation of the Group’s mathematical reserves depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation.

Some of the key actuarial economic assumptions used in the valuation of the mathematical reserves for annuities are critical and include, among others, the discount rate, the life expectancy of the population and the future expenses to be incurred to maintain the existing policies.

Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income and comprehensive income.

Considering the above, this accounting estimate was a critical matter in our audit.

We obtained an understanding and tested key controls in the processes of determining mathematical reserves for annuities and the related processes, to analyze the actuarial and economic assumptions, as well as the data used in the calculations. With the assistance of our specialists and experts we identified that the key controls related to the determination of the assumptions and the methodology of the calculation, were designed, implemented and operated effectively.

Additionally, we focused our audit tests on the following aspects, among others:

•      We held meetings with financial, treasury and actuarial management in order to obtain an understanding of the judgments and criteria used to determine the key actuarial economic assumptions used in the calculation of the mathematical life insurance reserves.

•      We have reviewed the adequacy of the actuarial and economic assumptions as a whole. With the involvement of actuarial experts, we evaluated the reasonableness and consistency of the main actuarial assumptions in an unbiased manner, including questioning management’s rationale on major criteria and judgments used; as a result, we consider that they are reasonable. Our evaluation included references to independent comparative data.

We believe that the criteria, assumptions and methodologies adopted by management in determining and recording the amounts recognized as mathematical rent reserves are consistent with the information analyzed in our audit.

Responsibilities of management and those charged with Corporate Governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, the matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or cease operations, or has no realistic alternative but to do so.

Those charged with Corporate Governance of Credicorp Ltd. and its subsidiaries are responsible for overseeing the Group’s financial reporting preparation process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; and design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We were responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicated with those charged with Corporate Governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with Corporate Governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, including the respective safeguards.

From the matters communicated with those charged with Corporate Governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, February 24, 2022

/S/Gaveglio, Aparicio y Asociados S.C.R.L

Countersigned by

/S/Carlos Gonzales Gonzales	(partner)
Carlos González Gonzáles
Peruvian Public Accountant
Registration No.50403

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2020

	Note	2021	2020		Note	2021	2020
		S/(000)	S/(000)			S/(000)	S/(000)
Assets				Liabilities

Cash and due from banks:				Deposits and obligations:	14
Non-interest-bearing		6,925,332	8,176,612	Non-interest-bearing		51,851,206	47,623,119
Interest-bearing		32,395,408	28,576,382	Interest-bearing		98,489,656	94,742,383
	4	39,320,740	36,752,994			150,340,862	142,365,502

				Payables from repurchase agreements and securities lending	5(b)	22,013,866	27,923,617
Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	1,766,948	2,394,302	Due to banks and correspondents	15	7,212,946	5,978,257
				Due from customers on banker’s acceptances ptances	3(r) and 7(b)	532,404	455,343
Investments:				Accounts payable to reinsurers	9(b)	463,825	338,446
At fair value through profit or loss	6(a)	5,928,497	6,467,471	Lease liabilities	12(b)	655,294	750,578
				Financial liabilities at fair value through profit or loss	3(f)())	325,571	561,602
At fair value through other comprehensive income		34,440,091	42,746,061	Technical reserves for insurance claims and premiums	16	12,534,511	11,675,076
				Bonds and notes issued	17	17,078,829	16,319,407
At fair value through other comprehensive income pledged as collateral		318,352	997,828	Deferred tax liabilities, net		105,058	105,529
	6(b)	34,758,443	43,743,889	Other liabilities	13	6,521,379	5,487,159
				Total liabilities		217,784,545	211,960,516
Amortized cost		4,411,592	2,196,220
Amortized cost pledged as collateral		3,853,967	2,766,162
	6(c)	8,265,559	4,962,382
				Equity, net	18
Loans, net:	7			Equity attributable to Credicorp's equity holders:
Loans, net of unearned income		147,597,412	137,659,885	Capital stock		1,318,993	1,318,993
Expected loss provision for direct loans		(8,477,308)	(9,898,760)	Treasury stock		(207,534)	(208,433)
		139,120,104	127,761,125	Capital surplus		228,853	192,625
				Reserves		21,364,272	21,429,635
Financial assets designated at fair value through profit or loss	8	974,664	823,270	Other reserves		235,902	1,865,898
Premiums and other policies receivable	9(a)	921,103	937,223	Retained earnings (losses)		3,556,281	347,152
Accounts receivable from reinsurers and coinsurers	9(b)	1,198,379	919,419			26,496,767	24,945,870
Property, furniture and equipment, net	10	1,308,779	1,374,875
Due from customers on banker’s acceptances	3(r) and 7(b)	532,404	455,343	Non-controlling interest		540,672	499,777
Intangible assets and goodwill, net	11	2,710,080	2,639,297	Total equity, net		27,037,439	25,445,647
Right-of-use assets, net	12(a)	586,417	702,928
Deferred tax assets, net		1,177,359	1,693,655
Other assets	13	6,252,508	5,777,990
Total assets		244,821,984	237,406,163	Total liabilities and net equity		244,821,984	237,406,163

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Interest and similar income	22	11,850,406	11,547,648	12,381,664
Interest and similar expenses	22	(2,488,426)	(2,976,306)	(3,289,913)
Net interest, similar income and expenses		9,361,980	8,571,342	9,091,751

Expected loss provision on loan portfolio	7(c)	(1,558,951)	(6,080,289)	(2,100,091)
Recoveries of written-off loans		346,728	159,781	254,155
Provision for credit losses on loan portfolio, net of recoveries		(1,212,223)	(5,920,508)	(1,845,936)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		8,149,757	2,650,834	7,245,815

Other income
Commissions and fees	23	3,493,734	2,912,778	3,232,781
Net gain on foreign exchange transactions		920,797	622,783	748,382
Net gain on securities	24	28,650	523,082	546,814
Net gain on derivatives held for trading	3(y)	185,271	40,789	6,043
Net gain from exchange differences		34,698	19,804	19,520
Others	29	263,716	286,981	344,229
Total other income		4,926,866	4,406,217	4,897,769

Insurance underwriting result
Net premiums earned	25	2,671,530	2,428,060	2,394,243
Net claims incurred for life, general and health insurance contracts	26	(2,341,917)	(1,708,113)	(1,531,418)
Acquisition cost		(333,334)	(361,814)	(365,848)
Total insurance underwriting result		(3,721)	358,133	496,977

Other expenses
Salaries and employee benefits	27	(3,668,476)	(3,312,954)	(3,411,023)
Administrative expenses	28	(2,956,093)	(2,386,108)	(2,361,117)
Depreciation and amortization	10 and 11(a)	(521,967)	(497,910)	(455,033)
Impairment loss on goodwill	11(b)	−	(63,978)	−
Depreciation for right-of-use assets	12(a)	(161,287)	(172,005)	(169,406)
Others	29	(432,263)	(758,068)	(268,469)
Total other expenses		(7,740,086)	(7,191,023)	(6,665,048)

CONSOLIDATED STATEMENT OF INCOME (continued)

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Profit before income tax		5,332,816	224,161	5,975,513
Income tax	19(b)	(1,660,987)	109,977	(1,623,182)
Net profit		3,671,829	334,138	4,352,331

Attributable to:
Credicorp’s equity holders		3,584,582	346,894	4,265,304
Non-controlling interest		87,247	(12,756)	87,027
		3,671,829	334,138	4,352,331

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in soles):

Basic	30	45.09	4.37	53.66
Diluted	30	44.99	4.36	53.53

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021	2020	2019
		S/(000)	S/(000)	S/(000)

Net profit for the year		3,671,829	334,138	4,352,331
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments at fair value through other comprehensive income	18(d)	(2,491,907)	870,218	1,220,715
Income tax	18(d)	52,086	(11,717)	(22,259)
		(2,439,821)	858,501	1,198,456

Net movement of cash flow hedge reserves	18(d)	58,586	(16,402)	(37,851)
Income tax	18(d)	(16,834)	3,933	10,290
		41,752	(12,469)	(27,561)

Insurance reserves	18(d)	769,291	(263,820)	(666,556)
Income tax	18(d)	(26,846)	26,846	−
		742,445	(236,974)	(666,556)

Exchange differences on translation of foreign operations	18(d)	161,168	258,271	(58,323)
Net movement in hedges of net investments in foreign businesses	18(d)	(57,319)	(1,219)	−
		103,849	257,052	(58,323)

Total		(1,551,775)	866,110	446,016

Not to be reclassified to profit or loss in subsequent periods:

Net loss on equity instruments designated at fair value through other comprehensive income	18(d)	(113,686)	(82,586)	(64,344)
Income tax	18(d)	5,402	3,414	5,999
		(108,284)	(79,172)	(58,345)

Total other comprehensive income	18(d)	(1,660,059)	786,938	387,671

Total comprehensive income for the year, net of income tax		2,011,770	1,121,076	4,740,002

Attributable to:
Credicorp's equity holders		1,954,586	1,124,603	4,645,040
Non-controlling interest		57,184	(3,527)	94,962
		2,011,770	1,121,076	4,740,002

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2021 AND 2020

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2019	1,318,993	(204,353)	(3,641)	246,194	17,598,556	452,551	229,470	(3,161)	−	29,593	4,175,041	23,839,243	426,833	24,266,076
Changes in equity in 2019 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	4,265,304	4,265,304	87,027	4,352,331
Other comprehensive income, Note 18(d)	−	−	−	−	−	(58,342)	1,182,374	(26,943)	(658,491)	(58,862)	−	379,736	7,935	387,671
Total comprehensive income	−	−	−	−	−	(58,342)	1,182,374	(26,943)	(658,491)	(58,862)	4,265,304	4,645,040	94,962	4,740,002
Transfer of retained earnings to reserves, Note 18(c)	−	−	−	−	1,858,811	−	−	−	−	−	(1,858,811)	−	−	−
Dividend distribution, Note 18(e)	−	−	−	−	−	−	−	−	−	−	(1,595,229)	(1,595,229)	−	(1,595,229)
Dividends paid to interest non-controlling of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(52,971)	(52,971)
Additional dividends	−	−	−	−	(31,268)	−	−	−	−	−	(606,824)	(638,092)	−	(638,092)
Purchase of treasury stock, Note 18(b)	−	−	(1,814)	(101,411)	−	−	−	−	−	−	−	(103,225)	−	(103,225)
Share-based payment transactions	−	−	2,004	81,254	11,546	−	−	−	−	−	−	94,804	−	94,804
Acquisition of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	74,392	74,392
Others	−	(35)	−	−	−	−	−	−	−	−	(4,546)	(4,581)	(34,866)	(39,447)
Balances as of December 31, 2019	1,318,993	(204,388)	(3,451)	226,037	19,437,645	394,209	1,411,844	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310

Changes in equity in 2020 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	346,894	346,894	(12,756)	334,138
Other comprehensive income, Note 18(d)	−	−	−	−	−	(79,007)	844,687	(10,998)	(234,107)	257,134	−	777,709	9,229	786,938
Total comprehensive income	−	−	−	−	−	(79,007)	844,687	(10,998)	(234,107)	257,134	346,894	1,124,603	(3,527)	1,121,076
Transfer of retained earnings to reserves, Note 18(c)	−	−	−	−	1,977,091	−	−	−	−	−	(1,977,091)	−	−	−
Dividend distribution, Note 18(e)	−	−	−	−	−	−	−	−	−	−	(2,392,844)	(2,392,844)	−	(2,392,844)
Dividends paid to interest non-controlling of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(32,273)	(32,273)
Additional dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Purchase of treasury stock, Note 18(b)	−	−	(3,418)	(148,543)	−	−	−	−	−	−	−	(151,961)	−	(151,961)
Sale of treasury stocks, Note 18(b)	−	62	−	−	−	−	−	−	−	−	−	62	−	62
Share-based payment transactions	−	−	2,762	115,131	14,899	−	−	−	−	−	−	132,792	−	132,792
Others	−	−	−	−	−	−	−	−	−	−	(4,742)	(4,742)	27,227	22,485
Balances as of December 31, 2020	1,318,993	(204,326)	(4,107)	192,625	21,429,635	315,202	2,256,531	(41,102)	(892,598)	227,865	347,152	24,945,870	499,777	25,445,647

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY (continued)

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of December 31, 2020	1,318,993	(204,326)	(4,107)	192,625	21,429,635	315,202	2,256,531	(41,102)	(892,598)	227,865	347,152	24,945,870	499,777	25,445,647
Changes in equity in 2021 -
Net profit for the year	−	−	−	−	−	−	−	−	−	−	3,584,582	3,584,582	87,247	3,671,829
Other comprehensive income, Note 18(d)	−	−	−	−	−	(108,317)	(2,399,931)	40,829	733,932	103,491	−	(1,629,996)	(30,063)	(1,660,059)
Total comprehensive income	−	−	−	−	−	(108,317)	(2,399,931)	40,829	733,932	103,491	3,584,582	1,954,586	57,184	2,011,770
Transfer of retained earnings to reserves, Note 18(c)	−	−	−	−	346,994	−	−	−	−	−	(346,994)	−	−	−
Dividend distribution, Note 18(e)	−	−	−	−	(398,808)	−	−	−	−	−	−	(398,808)	−	(398,808)
Dividends paid to interest non-controlling of subsidiaries	−	−	−	−	−	−	−	−	−	−	−	−	(4,156)	(4,156)
Minority purchase	−	−	−	−	−	−	−	−	−	−	−	−	(7,822)	(7,822)
Purchase of treasury stock, Note 18(b)	−	−	(1,369)	(57,538)	−	−	−	−	−	−	−	(58,907)	−	(58,907)
Sale of treasury stocks, Note 18(b)	−	−	84	3,668	−	−	−	−	−	−	−	3,752	−	3,752
Share-based payment transactions	−	−	2,184	90,098	(13,549)	−	−	−	−	−	−	78,733	−	78,733
Others	−	−	−	−	−	−	−	−	−	−	(28,459)	(28,459)	(4,311)	(32,770)
Balances as of December 31, 2021	1,318,993	(204,326)	(3,208)	228,853	21,364,272	206,885	(143,400)	(273)	(158,666)	331,356	3,556,281	26,496,767	540,672	27,037,439

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021	2020	2019
		S/000	S/000	S/000

CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		3,671,829	334,138	4,352,331

Adjustment to reconcile net profit to net cash arising from operating activities:
Expected loss provision on loan portfolio	7(c)	1,558,951	6,080,289	2,100,091
Impact of fair value of portfolio with change in effective rate		−	326,691	−
Depreciation and amortization	10 and 11(a)	521,967	497,910	455,033
Depreciation of right-of-use assets	12(a)	161,287	172,005	160,406
Depreciation of investment properties	13(h)	6,930	7,018	6,727
Provision for sundry risks	13(k)	70,824	140,897	27,272
Deferred (income) tax expense	19(b)	547,392	(1,147,311)	(52,435)
Adjustment of technical reserves	25(a)	914,852	758,274	761,970
Net gain on securities	24	(28,650)	(523,082)	(546,814)
Impairment loss on goodwill	11(b)	−	63,978	−
(Gain) on financial assets designated at fair value through profit and loss	25(a)	(54,663)	(115,627)	(93,664)
Net gain of trading derivatives		(185,271)	(40,789)	(6,043)
Net Income from sale of property, furniture and equipment	29	(1,916)	(8,523)	(16,869)
(Gain) net from sale of seized and recovered assets	29	(2,851)	(728)	9,617
Expense for share-based payment transactions	27	73,997	104,499	120,062
Net gain from sale of written-off portfolio		(15,700)	(35,638)	(106,835)
Intangible losses due to withdrawals and dismissed projects	29	17,630	40,342	22,492
Others		(5,537)	33,827	(19,840)
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(9,636,648)	(20,593,548)	(6,767,721)
Investments at fair value through profit or loss		745,156	(2,197,109)	(206,534)
Investments at fair value through other comprehensive income		7,508,131	(15,904,097)	771,680
Cash collateral, reverse repurchase agreements and securities borrowings		783,010	2,137,262	(265,157)
Sale of written off portfolio		24,477	36,921	193,770
Other assets		(351,551)	(335,229)	(1,142,133)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

	Note	2021	2020	2019
		S/000	S/000	S/000

Net increase (decrease) in liabilities
Deposits and obligations		2,485,794	25,856,151	7,457,393
Due to Banks and correspondents		1,103,063	(3,143,279)	426,411
Payables from repurchase agreements and securities lending		(5,935,578)	20,200,747	(1,714,532)
Bonds and notes issued		(90,217)	(96,199)	670,877
Short-term and low-value lease payments		(86,417)	(74,016)	(63,047)
Other liabilities		1,303,118	1,273,892	1,567,333
Income tax paid		(1,130,415)	(1,162,843)	(1,168,130)
Net cash flow from operating activities		3,972,994	12,686,823	6,933,711

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		11,457	22,956	35,355
Revenue from sale of investment property		−	78	38,969
revenue from collections for maturities and coupons of investment at amortized cost		590,605	1,600,519	3,256,332
Purchase of property, furniture and equipment	10	(107,790)	(98,120)	(134,776)
Purchase of investment property	13(h)	(12,068)	(26,533)	(33,321)
Purchase of intangible assets	11(a)	(532,244)	(535,241)	(371,957)
Purchase of investment at amortized cost		(3,677,671)	(2,837,015)	(1,688,443)
Acquisition of subsidiaries, net of cash received	2(a)	−	−	(375,952)
Net cash flows from investing activities		(3,727,711)	(1,873,356)	726,207

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(398,808)	(2,392,844)	(1,595,229)
Dividends paid to non-controlling interest of subsidiaries		(4,156)	(32,273)	(52,971)
Additional dividends	18(e)	−	−	(638,092)
Principal payments of leasing contracts		(155,141)	(163,392)	(147,841)
Interest payments of leasing contracts		(27,374)	(32,295)	(37,438)
Purchase of treasury stock	18(b)	(58,907)	(151,961)	(103,225)
Sale of treasury stock		3,752	62
Acquisition of non-controlling interest		(7,822)	−	−
Subordinated bonds		183,160	684,243	(977,009)
Net cash flows from financing activities		(465,296)	(2,088,460)	(3,551,805)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
	Note	2021	2020	2019
		S/000	S/000	S/000

Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		(220,013)	8,725,007	4,108,113
Effect of changes in exchange rate of cash and cash equivalents		2,779,791	2,034,718	(294,874)
Cash and cash equivalents at the beginning of the period	4(a)	36,733,767	25,974,042	22,160,803
Cash and cash equivalents at the end of the period	4(a)	39,293,545	36,733,767	25,974,042

Additional information from cash flows
Interest received		11,615,448	11,161,316	12,349,495
Interest paid		(2,230,990)	(2,959,525)	(3,193,536)

Transactions that do not represent cash flow
Recognition of lease operations		(116,511)	(118,912)	852,800
Reclassification from investments at amortized cost to fair value with changes in equity		−	−	241,656

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2021	As of January 01, 2021	Received	Paid	Exchange difference	Others	As of December 31, 2021
	S/000	S/000	S/000	S/000	S/000	S/000

Subordinated bonds	5,381,323	2,018,216	(1,835,056)	475,132	21,686	6,061,301
Lease liabilities	750,578	−	(182,515)	36,866	50,365	655,294
	6,131,901	2,018,216	(2,017,571)	511,998	72,051	6,716,595

		Changes that generate cash flows		Changes that do not generate cash flows
2020	As of January 1, 2020	Received	Paid	Exchange difference	Others	As of December 31, 2020
	S/000	S/000	S/000	S/000	S/000	S/000

Subordinated bonds	4,387,743	3,004,601	(2,538,420)	361,317	(93,720)	5,121,521
Lease liabilities	830,153	−	(81,637)	25,198	(23,136)	750,578
	5,217,896	3,004,601	(2,620,057)	386,515	(116,856)	5,872,099

		Changes that generate cash flows		Changes that do not generate cash flows
2019	As of January 1, 2019	Received	Paid	Exchange difference	Others	As of December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds	5,424,401	−	(977,009)	(69,875)	10,226	4,387,743
Lease liabilities	−	−	(185,279)	439	1,014,993	830,153
	5,424,401	−	(1,162,288)	(69,436)	1,025,219	5,217,896

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda's economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp's activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp's structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp's strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp's subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito SA, a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, offers a wide range of financial, insurance and health services and products, mainly throughout Perú and in other countries (see Note 3 (b)). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Perú.

Credicorp's legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp's businesses are managed are located at Calle Centenario N° 156, La Molina, Lima, Perú.

At a Credicorp Board of Directors meeting, held on December 19, 2019, the Corporate Policy for the Prevention of Corruption and Bribery was approved. This document specifies that neither Credicorp nor any of its subsidiaries can make contributions or deliver any benefit to political organizations or their members, under any modality, directly or indirectly. Management confirms that during 2021, none of these contributions have been made.

The consolidated financial statements presented correspond to the financial statement of Credicorp and subsidiaries (hereinafter “the Group”). The consolidated financial statements as of December 31, 2020 and for the year then ended were approved by the Board of Directors on February 25, 2021 and presented to the General Shareholders' Meeting on March 31, 2021. The consolidated financial statements as of December 31, 2021 and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 24, 2022, and will be presented for final approval in the General Shareholders' Meeting, which will be held within the deadlines established by law; in Management's opinion, these will be approved without modifications.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers -

During the year 2021, the Group hasn't carried out any significant transaction of acquisitions, incorporations or mergers of companies, except for the following transactions under common control:

i)	Merger by absorption between ASB Bank Corp. and Atlantic Security Bank -

At the General Shareholders' Meeting - Extraordinary Meeting held on November 27, 2020, the shareholders of ASB Bank Corp. approved the merger by absorption of Atlantic Security Bank. This operation was authorized by the Superintendency of Banks of Panama through Resolution SBP-033-2021 of April 9, 2021. Also, on August 2, 2021, ASB Bank Corp. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Atlantic Security Bank (absorbed entity).

This transaction has not generated a significant impact on the Group's consolidated financial statements.

ii)	Merger by absorption between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. -

On February 28, 2020, the Board of Directors of Ultralat Group Inc., parent and sole shareholder of Ultralat Capital Markets, LLC and of Credicorp Capital Securities, Inc. approved the merger by absorption process between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. It also agreed that, as of the date of the merger, the legal name of the new merged entity will be "Credicorp Capital LLC." This operation was authorized by the Financial Industry Regulatory Authority (FINRA) of the United States on December 4, 2020. Likewise, on February 1, 2021, Ultralat Capital Markets, LLC (absorbing entity) acquired the assets, liabilities, rights and obligations of Credicorp Capital Securities, Inc. (absorbed entity).
This transaction has not generated a significant impact on the Group's consolidated financial statements.
This transaction has not generated a significant impact on the Group's consolidated financial statements.

iii)	Merger by absorption between Credicorp Capital Colombia S.A. and Ultraserfinco S.A. -

At the General Shareholders' Meeting - Extraordinary Meeting held on January 13, 2020, the shareholders of Credicorp Capital Colombia S.A. approved the legal merger of Ultraserfinco S.A. This operation was authorized by the Superintendency of Colombian Bank through Resolution N°0421 of April 24, 2020. Also, on June 27, 2020, Credicorp Capital Colombia S.A. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Ultraserfinco S.A. (absorbed entity).

This transaction has not generated a significant impact on the Group's consolidated financial statements.

iv)	Merger by absorption between Banco Compartir S.A. and Edyficar S.A.S. –

At the General Shareholders' Meeting - Extraordinary Meeting held on August 03, 2020, the shareholders of Banco Compartir S.A. approved the legal merger of Edyficar S.A.S. This operation was authorized by the Superintendency of Colombian Bank through Resolution N°756 of August 26, 2020. Also, October 30,2020, Banco Compartir S.A. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Edyficar S.A.S. (absorbed entity). Likewise, both entities agreed that, from the date of the merger, the legal name of the new merged entity will be “Mibanco - Banco de la Microempresa de Colombia S.A.”.

This transaction has not generated a significant impact on the Group's consolidated financial statements.

b)	The outbreak of the new coronavirus (hereinafter “COVID-19”) -

The COVID-19 outbreak, first reported in Wuhan, China, in late 2019 forced governments worldwide to take important measures to mitigate the spread of the disease, such as the closure of international borders, severe mobilization restrictions and quarantines. As a result, the Global Gross Domestic Product (GDP; and, PBI, for its acronym in Spanish) contracted sharply in 2020 and the economies in which Credicorp operates (mainly Perú, Chile, Colombia, Bolivia and Panama) were severely affected. In 2021, the global economy recovered as the vaccination process gained pace, but challenges related to new COVID-19 outbreaks and inflation arose. High energy prices, supply chain disruptions and pent-up demand, higher lead prices during the second half of the year which demanded action from Central Banks.

During the worst of the pandemic, the main measures taken by the governments of the countries in which Credicorp operates consisted of emergency declarations, mobilization restrictions, lockdowns and border closures. In the second semester of 2020, the economies of these countries began their reopening processes in phases or stages. However, due to the increase in cases towards the end of 2020 and during the first quarter of 2021, mobility restrictions by risk areas were imposed. Subsequently, as cases decreased, towards mid-year restrictive measures were eased, although most countries kept less stringent night curfews and capacity limits given the permanent risk of new outbreaks as highly infectious virus variants emerge.

In the main countries where Credicorp’s operates did not face a significant COVID-19 outbreak between August and September of year 2021 due to the Delta variant expansion as was experienced by countries like United States, United Kingdom and some from Emerging Asia. But, in the last quarter of year 2021, COVID-19 cases started rising again globally as a highly contagious variant, though less lethal, named Omicron, appeared. Several countries reached record daily cases at the beginning of year 2022 which prompted governments to reimpose mask mandates and stricter measures related to longer night curfews and lower attendance capacity in indoor areas.

However, compared to other COVID-19 outbreaks, given the positive impact of vaccinations, hospital admissions and deaths related to the virus have not risen as fast as before. This situation has allowed the economic recovery to continue in the countries in which the Group mainly operates. The immunization process began in December 2020 in Chile, in January 2021 in Panama and in February 2021 in Bolivia, Perú and Colombia.

Perú

i)	Government measures to counteract negative effects of the pandemic -

2020

In response to the major sanitary and economic shock from COVID-19, the Ministry of Finance, the Central Bank and Congress implemented an ample package of measures to mitigate and stimulate the economy for the equivalent of around 19.0 percent of GDP, with resources coming from prudent macroeconomic policies implemented for decades.

The measures enacted include grace periods and rescheduling of credits to individuals and legal entities, tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

In particular, the government supported two programs:

(i)
“Reactiva Perú”, a liquidity program aimed to give a quick and effective response to liquidity needs that companies faced due to the impact of COVID-19, ensuring the credit chain, and granting access to working capital loans guarantees to micro, small, medium and large companies. This program reached S/56.0 billion equivalents to 8.0 percent of GDP.

The amount of the credit in soles disbursed and the guarantee depended on the sales volume of each company, with a maximum of three months average of monthly sales in 2019. For microenterprises, an alternative to the sales level was the amount equivalent to two months average debt of 2019. The guaranteed coverage of the Government for these loans was 98.0 percent for loans up to S/90.0 thousand, and between 95.0 to 80.0 percent for loans greater than S/90.0 thousand and up to S/10.0 million.

The loans disbursed had maximum terms of up to thirty-six months, with a grace period of up to twelve months.

Likewise, financial entities undertook to offer these credits at record low rates, since the Central Reserve Bank granted funds through repurchase credit agreement with the Guarantee of the Government represented in securities, which were assigned through auctions or direct operations, with an effective annual rate of 0.5 percent and a grace period of twelve months without payment of interest or principal.

(ii)
The Enterprise Support Fund (FAE, by its acronym in Spanish) program enables banks and microfinance entities to provide Small and Micro businesses loans for up to S/4.0 billion with government guarantee coverage levels between 90.0 percent and 98.0 percent. This amount represents about 9.0 percent of the loan portfolio for SMEs (Pymes, by its Spanish initials) systemwide. Other Funds which have also been created are FAE funds for Agriculture and Tourism for S/2.0 billion and S/1.5 billion, respectively. These funds follow similar structures to the original FAE but are focused on specific sectors.

By the end of December 2021, the liquidated repurchase agreement operations with state guarantee from the BCRP stood at S/38,827.0 million (S/50,729.0 million in 2020).

2021

During 2021, the government announced additional economic measures amid a second wave of COVID-19, and a new targeted lockdown scheme was implemented. Regarding monetary transfers, the Government implemented a new monetary transfer program: S/600.0 for vulnerable households for a total of S/2,434.0 million, and S/350.0 for people living in poverty, extreme poverty or people of social programs: The Yanapay bonus of S/350.0 began to be paid since September 2021, and the Universal bonus of S/600.0 since February 2021.

In addition, the government extended the rescheduling of Reactiva Perú and FAE MYPE Loans for up to S/19,500.0 million from September 30, 2021 until December 30, 2021, that already included a new grace period of up to 12 months, with an eligible criteria depending on the size loans and the sales contraction registered during the fourth quarter of 2020, respectively. See more detail in note 7(a).

At the same time, Peruvian Congress approved several measures, among which we highlight: (i) a new withdrawal private pension fund for both contributors and non-contributors of up to S/17,600.0 from their individual accounts, and (ii) the withdrawal of 100.0 percent of employee’s severance indemnities accounts (CTS, its acronym in Spanish) until December 2021, among others.

ii)	Effects of the pandemic on the economy -

2020

Economic activity in 2020 the GDP contracted 11.1 percent as a result of the pandemic shock and the lockdown of the economy. During this time the Government issued global treasury bonds at historically low rates for a total of US$7,000.0 million in the year, to finance the significant fiscal deficit of 8.9 percent of GDP incurred during 2020.

In June 2020 Fitch Ratings downgraded Peru’s long-term local currency debt from A- to BBB+, while maintained the BBB+ rating for long term foreign currency debt and a Stable outlook. In December 2020, Fitch revised the outlook for Peru’s long-term credit rating in foreign and domestic currency from Stable to Negative and maintained both with a BBB+ rating.

2021

As the harsh lockdowns were lifted and the vaccination process advanced, the economy began to recover. After the 11.0 percent drop in 2020, the economy rebounded 13.3 percent in 2021. Other factors that contributed to the rebound were: (i) high price of copper of US$4.23 in 2021, which implied an increase of 55.0 percent compared to the average price of 2020; as well as (ii) expansive monetary and fiscal policies.

The annual consumer inflation rate closed 2021 at 6.4 percent “compared to the previous year” (hereinafter, “y/y”), the highest in 13 years and exceeded the upper limit of the BCRP target range (1.0 percent - 3.0 percent). The acceleration of inflation was mainly explained by the food and energy items in response to factors such as higher international prices of oil and agricultural products (for example, in the fourth quarter of 2021 compared to fourth quarter of 2020, corn rose 23.0 percent, wheat 20.0 percent), bottlenecks in global supply chains, as well as the 11.0 percent depreciation of soles in 2021. On the other hand, inflation excluding food and energy stood at 3.2 percent y/y (third quarter of 2021: 2.9 percent).

The monetary policy of the BCRP has responded to the increase in consumer inflation and price expectations by raising its reference rate from 0.25 percent to 3.5 percent as of February 2022, the highest since October 2017. Thus, the monetary authority seeks to return inflation expectations to their range goal (1.0 percent to 3.0 percent) in the fourth quarter of the year 2022. Inflation in January 2022 registered 5.68 percent and the 12-month inflation expectations are located at 3.7 percent in February 2022.

The annualized fiscal deficit for 2021 closed the fourth quarter of 2021 at (2.6) percent of GDP compared to (4.8) percent in the third quarter of 2021 and (8.9) percent in the fourth quarter of 2020. The notable reduction in the fiscal deficit is mainly explained by the increase in fiscal revenues in a context of a rebound in economic activity and favorable export prices.

In 2021, the Ministry of Economy and Finance issued global bonds in the international capital markets as follows: (i) March: US$4,000.0 million in bonds maturing in the 2031, 2041 and 2051, and €825 million maturing in the 2033; (ii) October: US$4,000.0 million in bonds maturing in 2034, 2051 and 2072; being the maturing bonds the 2034 and 2072 the first sustainable bonds issued by the Peruvian government; (iii) November: €1,000 million maturing in 2036.

Bolivia

i)	Government measures to counteract negative effects of the pandemic –

2020

In 2020, the Bolivian government announced fiscal measures such as payments for the unemployed and families with children, coverage of basic services, loans to companies to cover the payment of wages, a microcredit support program, a bonus against hunger, the enactment of a tax on Large Fortunes Law and the Refund of the Value Added Tax (VAT). Meanwhile, the Central Bank injected liquidity to the local market by 1.2 percent of GDP. In relation to measures that affect the financial system:

-
A renewal of the deferral of the payment of bank loans and interest was approved, initially until December 2020, but extended until June 2021 (clients do not pay capital or interest since March 2020 when the pandemic began);

-	A new law established that banks and financial companies must pay an additional 25.0 percent tax on profits if the ROE (Return on Equity) exceeds 6.0 percent; and
-	In December 2020 the capitalization of 100.0 percent of the net profits obtained by banks and financial entities was approved, with the aim of strengthening the financial system and expanding credit.

2021

In May 2021 (i) in May the government decreed an increase in the national minimum wage by 2.0 percent, and (ii) in September approved a bill that allows a partial or total withdrawal of individual pension fund accounts, which according to the Ministry of Finance reached around 1,070.0 billion Bolivian pesos (0.4 percent of GDP).

ii)	Effects of the pandemic on the economy -

After falling 8.8 percent in 2020, GDP rebounded around 6.0 percent in 2021 thanks to the easing of restrictions put in place due to the pandemic and a favorable international environment with higher oil and metal prices, which allowed a recovery in sectors such as hydrocarbons and mining. For its part, the decline in international reserves slowed down due to a controlled demand for dollars and higher remittances from Bolivians abroad (until October 2021, about 30.0 percent higher compared to the same period in 2020). International reserves closed 2021 at US$4.8 billion (12.0 percent of GDP), which decreased by just over US$500.0 million compared to 2020. Meanwhile, fiscal imbalances persisted with a deficit of around 8.0 percent of GDP and a public debt close to 80.0 percent of GDP (a high in 17 years).

In 2022, Bolivia will continue to benefit from high oil and metal prices, although this will not prevent moderate GDP growth of around 2.3 percent. The fiscal deficit would be close to the 2021 figure and there will be external bond maturities of around US$1.5 billion; thus, Bolivia could issue bonds on the international market (last time in 2017). This public debt issuance would allow to partially raise the international reserves and sustain the fixed exchange rate scheme (6.91 Bolivian pesos per dollar since 2011).

Bolivia's credit rating deteriorated:

-	September 2020: Fitch and Moody's lowered the long-term foreign currency rating from B+ to B due to deteriorating growth prospects and weakening public finances amid acute political tensions.
-	March 2021: S&P affirmed the country’s B+ rating but changed its outlook to negative from stable on a rising governmental debt burden.

-
September 2021: Moody’s affirmed the B2 rating but changed outlook to negative due to large and recurring fiscal deficits, a declining foreign exchange reserves and large government financing needs in the next years (above 10.0 percent of GDP).

-	October 2021: Fitch affirmed the B credit rating with outlook stable.

In 2022, Bolivia will continue to benefit from high oil and metal prices, even though this will not prevent moderate growth of around 2.3 percent. The fiscal deficit would close at a level very similar to that of 2021 and there will be external bond maturities of around US$1,500.0 million, before which Bolivia could issue bonds in the international market (last time in 2017). The issue would make it possible to partially increase international reserves and sustain the fixed exchange rate scheme (6.91 Bolivian pesos per US dollar since 2011).

Colombia

i)	Government measures to counteract negative effects of the pandemic –

2020

In 2020 the Colombian government implemented strong fiscal measures:

-	Households: additional transfers of social programs, value added tax (IVA, by acronym Spanish) refunds, support to informal workers, energy subsidies;
-	Firms: payroll support, extraordinary bonus payments;
-	VAT and import tax deductions; and
-	Credit lines for firms and capitalization of guarantee funds.
-
Central Bank injected about 1.4 percent of GDP to provide liquidity in the local market and cut the benchmark rate by 250 basis points to 1.75 percent, a new historical low. In relation to the financial system, grace periods and credit restructuring were given for natural and legal people

2021

In 2021, unspent resources from the emergency mitigation fund (FOME, by acronym Spanish) created last year were used to finance the extension of some transfer programs during the first half of 2021 as well as to fund the vaccination program.

ii)	Effects of the pandemic on the economy -

After its worst recession on record, with a GDP contraction of 6.8 percent in 2020, the economy achieved a remarkable rebound in 2021, with GDP growing around 10.0 percent, despite the national strike of March/April and a strong third wave of COVID-19 in the second quarter. The economic recovery beat all early expectations and was mainly driven by strong consumer spending, which benefited from favorable financial conditions, record-high remittances from abroad workers and a continuous reopening of the economy. Besides, the government maintained an expansionary spending stance which stimulated domestic demand and the economy benefited from higher oil prices. As a result, pre-pandemic levels were reached in June. However, the recovery of investment was much slower, given the reigning uncertainty caused by the political scenario and the wide presence of the pandemic.

In 2022, GDP is expected to grow around 4.0 percent as the impulse of private consumption persists as the economy reopens further, while investment and exports would catch up to favorable external conditions related mainly to international oil prices increasing to levels not seen since 2014. The main source of uncertainty will come from the presidential elections, which will take place on May 29, with a possible runoff on June 19.

Regarding monetary policy and inflation, the Central Bank started its normalization process in September 2021 and raise its reference rate from 1.75 percent to 4.00 percent at the beginning of 2022. This, as inflation steadily accelerated since March 2021 and ended December 2021 at 5.6 percent, its highest level in 5 years.

On the fiscal front, on April 15, 2021, the government presented a fiscal reform to Parliament, thus maintaining a trend of tax changes every 2 - 3 years. The goal was to raise funds (2.0 percent of GDP) via mainly a VAT hike, and individual and businesses taxes. A higher tax collection sought to strengthen the main social programs and to achieve the required fiscal adjustment after the strong hit on public finances from the pandemic. However, the government withdrew the tax reform due to growing social protests. After that, the government structured another tax reform project, less ambitious than the previous one, which was approved by Congress in September 2021. The tax reform is expected to limit the risk of further fiscal slippage, at least in the short term, and intends to collect US$4.0 billion.

Lastly, the government issued global bonds in the international markets for US$3.0 billion in April (US$2.0 billion in 2032 and US$1.0 billion in 2042). It was the second issuance of 2021 after placing global bonds for US$2.8 billion in February.

Afterwards, on May 19, 2021, S&P removed the Investment Grade status of Colombia by cutting the sovereign rating from BBB- to BB+ (outlook stable), while Fitch followed suit with the same move on July 1, 2021. On October 14, 2021, the government raised US$1.0 billion in the international markets through the reopening of the year 2049 global bond.

Panama

i)	Government measures to counteract negative effects of the pandemic -

2020

In 2020, the government adopted fiscal and macroprudential measures such as spending on social and health programs aimed at supporting SMEs and implemented tax relief measures. The Superintendency of Banks of Panama (SBP) allowed banks to use accumulated dynamic provision to absorb the impact of credit losses, allowed banks to undertake voluntary loan restructurings with distressed borrowers, and requested banks not to charge interest on unpaid interest. On June 30, 2020, the National Assembly approved the temporary moratorium on servicing bank loans, which included voluntary loan restructuring, grace periods, and in some cases interest rate reduction. The moratorium lasted 6 months.

2021

During 2021, it was replaced with a banking flexibility scheme, agreed between the government, the SBP and the banking association. This consists of allowing clients and banks to make the necessary modifications to maintain a viable and sustainable credit relationship. The banking flexibility scheme was initially supposed to end on June 30, 2021 but it was extended till September 30, 2021. Additionally, at the beginning of the year, the government increased the amount of the direct transfer received by the beneficiaries of the Panama Solidarity Plan and on July 1st conditions such as completing several hours of community service or training were added to the plan that disburses US$120 per month. They also extended the tariff reduction on medical supplies.

ii)	Effects of the pandemic on the economy -

Panama was one of the Latin American countries hardest hit by the pandemic due to the importance of the services sector, which represents more than 75.0 percent of GDP, and its reliance on external demand. Its model as a regional trade, logistics and financial hub, highly integrated into the world economy, left it vulnerable to a severe global downturn. The prolonged social distancing measures also played an important role in making 2020 recession an unprecedented one, with a GDP contraction of 17.9 percent.

Compared to other countries where Credicorp operates, Panama´s economic recovery was initially weaker given the lack of fiscal space to adopt an expansionary fiscal policy and the absence of a central bank that executes its own monetary policy as it is a dollarized economy. In that sense, although the economy rebounded 16.0 percent in the first 11 months of 2021 (latest information officially available), one of the highest growth rates in the region, GDP is still 2.5 percent below the same period of 2019 or pre pandemic levels. Growth in 2021 has been supported by the continued global economic recovery, big infrastructure projects and the first full year of copper production of Minera Cobre Panama.

In 2022, the Economic Commission for Latin America and the Caribbean (ECLAC) estimates that the economy will grow 7.3 percent, the highest rate in the region. Thus, according to the government, it is highly probable it will recover soon pre-pandemic levels as activities keep returning to normality, the population is increasingly vaccinated, and copper production and large infrastructure projects continue.

On the other hand, Panama´s credit rating deteriorated at the beginning of the year but has stabilized since:

-
In February 2021, Fitch downgraded its sovereign rating by one notch from BBB to BBB-, with negative outlook, to reflect a significant deterioration of public finances with the fiscal deficit and public debt reaching 10.1 percent and 69.8 percent of GDP in 2020. Almost one year later, at the beginning of 2022, it improved its outlook to stable.

-
On March 17, 2021, Moody’s also cut its credit rating to Baa2, with stable outlook, citing as a key driver the very material weakening in Panama’s fiscal strength driven by the severe economic shock from the pandemic.

-	In August 2021, Standard & Poor´s kept the rating stable in BBB but changed the outlook to negative.

Despite this situation, the government has managed to sell debt on international capital markets. Before the downgrades, in January 2021, the government raised US$2.5 billion worth of sovereign bonds and, in June 2021, they raised US$2.0 billion through the issuance of a new Treasury Bond maturing in 2031 and the reopening of the Global Bond maturing in 2050. On January 11, 2022, the country successfully completed a US$2.5 billion bond transaction consisting of the issuance of two new bonds with maturities of 11 - and 40 - years.

Chile

i)	Government measures to counteract negative effects of the pandemic –

2020

In 2020, the Chilean government announced three fiscal stimulus packages that represent 12.0 percent of GDP, with measures mainly focused on protecting jobs and income for low- and middle-income families, as well as SMEs. The Ministry of Finance also announced an expansion of the Fund of Guarantee for Small businesses (FOGAPE, by its acronym in Spanish) to temporarily include medium and large companies. The Central Bank of Chile (BCCh, by its initials in Spanish) reduced its interest rate in 125 bps accumulated to 0.5 percent and adopted unconventional measures such as the purchase of bank and government bonds, as well as the introduction of a new financing program for banks conditional to increased credit. Additionally, two withdrawals of 10.0 percent of the individual pension fund accounts were approved by parliament.

2021

In March 2021, the government expanded existing measures for the middle class and the most vulnerable by 2.0 percent of GDP. These included direct payments and loans with zero interest. Additionally, in April, parliament approved a third withdrawal of 10.0 percent from the individual pension fund accounts and in November a fourth withdrawal was rejected. In June, an extension until September of the Emergency Family Income (IFE, by its acronym in Spanish) was made official. This benefit, which was intended to reach close to 7.0 million households, was again extended from August to December.

ii)	Effects of the pandemic on the economy -

The economy is expected to grow 12.0 percent in 2021, one of the fastest catch ups in the Latam region and among emerging countries, rebounding significantly from the 5.8 percent contraction of year 2020. The economic recovery has surprised to the upside thanks to an unprecedented fiscal support, favorable external conditions with copper prices, its main export product, reaching all-time highs in May 2021 and one of the most successful vaccination processes within the Latam region. As a result, estimates put the economy, at the end of the year, 8.0 percent above pre-pandemic levels.

Inflation accelerated during the last half of the year and closed at 7.2 percent, its highest rate in fourteen years and largely above the 2.0 to 4.0 percent target range of the (BCCh). In that sense, the central bank started the process of normalizing its monetary policy in July and, since then it has increased its rate by 500 pbs to 5.50 percent in January 2022. Prices were also driven by a large foreign exchange depreciation of almost 20.0 percent to US dollar each 850 Chilean pesos at the end of 2021.

On the political side, on May 15-16, a Constitutional Convention Election to select the members of the body in charge of writing the new Constitution took place with results showing the left-wing parties will predominate. The process was approved by the Chilean population in a historic event; the constitutional plebiscite of October 25, 2020.

In September 2022, its estimated that the exit plebiscite will be held to approve or reject the new constitution. Also, on December 19, 2021, the second round of the presidential elections was held. Gabriel Boric was elected as the new president of Chile with 55.9 percent of the votes; the conservative candidate, Jose Antonio Kast from the Republican Party obtained 44.1 percent. The election was considered one of the most polarized, uncertain and relevant in Chile of the last decades. The presidential mandate starts on March 11 and ends five years later, in 2026.

Besides, regarding Congress results, in the Upper House, the right-wing coalition “Chile Vamos” increased its participation from 44.0 percent to 50.0 percent, while in the Lower Chamber, the right leaning coalition reduced its participation from 46.0 percent to 44.0 percent. However, the left-wing coalition now is even more fragmented.

In this context, during the last two years, Chile´s sovereign credit rating has deteriorated. On October 15, 2020, Fitch downgraded Chile's long-term foreign currency rating from A to A- in response primarily to a marked deterioration in fiscal accounts. On March 24, 2021, Standard and Poor’s followed suit cutting its rating to A from A+, due to the expectation that the country’s public finances will stabilize at a structurally weaker level.

c)	Political situation of Peru –

Political instability intensified after Pedro Castillo, from extreme left-wing party Peru Libre, won the presidential runoff election with 50.126 percent of the valid votes by thus defeating Keiko Fujimori, from right wing party Fuerza Popular, with 49.874 percent of the valid votes.

Several financial indicators deteriorated as official announcements and appointments caused political uncertainty. In particular, the exchange rate reached an all-time high of S/4.1375 in October 2021. The exchange rate of the sol with respect to the US dollar depreciated 11.0 percent in 2021 (3.99) despite the active intervention of the central bank in the foreign exchange market through multiple instruments (spot sales in 2021 total $11.6 billion). Likewise, the exchange rate to the Sol with respect to the US dollar depreciated 21.0 percent compared to 2019 S/(3.3123). For their part, local currency sovereign bond yields exceeded even the pandemic peak levels recorded in 2020.

In September 2021, rating agency Moody's downgraded Peru's credit rating for long-term debt in foreign currency from A3 with a negative outlook to Baa1 with a stable outlook, noting. In October 2021, Fitch Ratings lowered Peru's credit rating from BBB+ negative outlook to BBB stable outlook and indicates that Peruvian government debt is higher today (37.0 percent of GDP) than when the rating was upgraded to BBB+ in 2013 (19.0 percent of GDP). For its part, the rating agency Standard & Poor's (S&P) changed Peru's outlook from “stable” to “negative” due to political instability S&P maintained Peru's rating at BBB+ and A- for local currency.

Political uncertainty has softened a bit lately, macroeconomic fundamentals remain strong and Peru continues to outperform its Latin American peers on several dimensions. The exchange rate of the sol with respect to the US dollar closed on February 14, 2022 at S/3.7959, appreciating 5.1 percent in 2022, and 8.3 percent from its historical peak in October 6, 2021 at S/4.1375. Net international reserves currently represent 35.0 percent of GDP in 2021, inflation stands at 6.4 percent, and the balance of public debt is around 36.0 percent of GDP (among the lowest in the region). In addition, our banking system maintains high liquidity (compared to historical levels) and adequate capital levels.

The consolidated financial statements reasonably reflect the best available information at the time of preparation, including the uncertainty and the impact on significant assumptions and estimations, that are disclosed in the main notes to consolidated financial statements. Those accounting estimates, in the opinion of Management, are reasonable in the circumstances.

The notes to the consolidated financial statements that show some impact due to COVID-19 are as follows: Note 5, Note 6, Note 7, Note 9, Note 12, Note 14, Note 16, Note 22, Note 23, Note 24, Note 26, Note 29 and Note 34.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2021 and 2020, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments.

Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2021, as described below:

(i)	Reform of Reference Rates – Phase 2 – Amendments to IFRS 9, IAS39, IFRS 7, IFRS and IFRS 16 –

On August 202, IASB made amendments to IFRS 9, IAS39, IFRS 7, IFRS 4 and IFRS 16 to address aspects that may arise due to reference rate reform, including using an alternative as a substitute for the reference rate.

These amendments provide the following practical applications:

-
By changing the base to determine contractual cash flows for financial assets and liabilities (including liabilities for leasing), the practical application generates the effect that changes, which are necessary due to the IBOR reform and which are considered economically equivalent, will not result in immediate gains or losses in results.

-
The practical application with regard to coverage accounting will propitiate that the majority of coverage relations (whether from IAS39 or IFRS 9) that are directly affected by the IBOR reform can be maintained. Nevertheless, it is possible that some additional ineffectiveness may arise that must be recognized.

Affected entities must disclose information on the nature and scope of the risks derived from the IBOR reform to which they are exposed, including how these risks are managed; the degree of progress made in completing the transition to alternative reference rates; and how this transition is being managed.

The Group’s net exposure to LIBOR is not material given that it represents approximately 0.5 percent of our assets and 0.2 percent of our liabilities.

The adoption of the modification had no significant effects on the Group’s consolidated financial statements.

(ii)	Amendments to IFRS 4, Insurance Contracts – Deferral of IFRS 9 –

These amendments defer the application of IFRS 17 until January 1, 2023 and modify the date of use of the temporary exemption from applying IFRS 9, Financial Instruments, contained in IFRS 4, until January 1, 2023.

The adoption of the modification had no significant effects on the Group’s consolidated financial statements.

(iii)	Amendment to IFRS 16 “Leases” - Covid-19 related to rentals –

On May 28, 2020, the Council of the International Accounting Standards Board (IASB) published an amendment to “Covid-19 related rent concessions (Amendment to IFRS 16)" that amends the rule to give lessees an exemption from determining if a COVID-19 related rental constitutes a modification to leasing.  The IASB also published an update of the proposed taxonomy to reflect this amendment.

When there is a change in leasing payments, the accounting treatment will depend on whether this change meets the definition of an amendment to leasing, which is defined as “a change in the scope of a lease or consideration of a leasing agreement that is not part of the original contract” as well as the terms and conditions of the lease (for example, adding or terminating the risk to use one or more underlying assets or extend or cut the term of the leasing contract)”.

The amendment modifies IFRS 16 in the following areas:

-	Providing lessees an exemption to assessing if a leasing concession related to COVID-19 constitutes a modification to leasing;
-	Require lessees that apply an exemption that considers COVID-19 concessions for leases as if they were not amendments to leases;
-	Determine if the change in leasing payments generates a revision in the payment for leasing that is substantially equal to or less than the payment for leasing immediately prior to the change;
-	Ensure that there are no substantial changes in other terms or conditions for leasing;
-	Require lessees that apply the exemption to disclose the same; and
-	Require lessees to apply the exemption retroactively according to IAS8 but do not require them to adjust the balances of financial statements from previous periods.

This amendment applies to leasing concession related to COVID019 that reduce leasing payments that expire on June 30, 2021 or before to apply leasing concessions granted as of June and with a duration of 12 months. In February 2021, the Council of the International Accounting Standards Board (IASB) made an amendment to “COVID019 related Leasing Concessions (Amendment to IFRS 16) for one more year until June 30, 2022.

The amendment went into effect on June 1, 2020 but to guarantee that this help is available when needed, lessees can apply the amendment immediately in any financial statement, whether provisional or annual and when said lessee is not yet authorized to disclose.

The adoption of the modification did not have significant effects on the consolidated financial statements of the Group.

In 2020, the accounting standards adopted by the Group haven't had any significant effect on its consolidated financial statements.

In 2019, the Group adopted the following changes regarding the valuation and recognition of mathematical income reserves:

-	Change of criteria in the discount rates used, and thus reflect the effect of market interest rates in the measurement of insurance liabilities.
-
Because the financial assets that have a direct effect on the annuities are measured at fair value with a change in comprehensive income, it was decided to recognize in the consolidated statement of comprehensive income the proportion corresponding to the annuities of the unrealized results that generate the assets and that have a direct effect on said annuities.

These situations were treated as a change in accounting policies in accordance with the provisions of IFRS 4 - Insurance Contracts.

These changes in accounting policy generated a greater income reserve amounting to S/666.6 million, which was recognized in the consolidated statement of comprehensive income for the year, under the heading Insurance reserves of the consolidated statement of changes in equity, taking into account Consideration that the effect was not material in previous years, in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

b)	Basis of consolidation –

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of the other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, Note 3(ab).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in net equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; the returns resulting from the use of the equity method of accounting are included in “Net gain on securities” of the consolidated statement of income.

As of December 31, 2021 and 2020, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	218,429,760	210,298,709	191,639,807	189,194,894	26,789,953	21,103,815	3,664,520	274,816
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.81	16,486,493	16,020,865	14,188,938	13,036,221	2,297,555	2,984,644	(130,491)	194,639
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	11,688,283	8,593,553	9,508,250	6,876,666	2,180,033	1,716,887	188,060	507,303
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,692,121	4,535,200	3,701,411	3,600,354	990,710	934,846	81,992	(65,575)
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	105,733	259,373	104,703	257,996	1,030	1,377	(254)	484

(i)
Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group's subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.71	199,307,837	195,702,525	178,545,004	177,367,887	20,762,833	18,334,638	3,662,192	244,303
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	13,839,856	12,533,378	12,952,609	11,802,383	887,247	730,995	80,752	(65,653)
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	839,772	1,107,706	265,185	407,536	574,587	700,170	146,057	148,141
Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	158,328	95,693	43,140	22,453	115,188	73,240	(34,362)	(19,912)

a)
BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Peru, hereinafter “the SBS").

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2021, the assets, liabilities, equity and net result of Mibanco amount to approximately S/16,162.6 million, S/13,799.6 million, S/2,363.0 million and S/(266.3) million, respectively (S/15,649.5 million, S/13,539.5 million, S/2,110.0 million, and S/(379.3) million, respectively  December 31, 2020).

b)
Inversiones Credicorp Bolivia S.A. (hereinafter  “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2021, the assets, liabilities, equity and net result of BCB were approximately S/13,799.8 million, S/12,964.8 million, S/835.0 million and S/(72.3) million, respectively (S/12,472.4 million, S/11,781.4 million, S/691.0 million and S/(74.3) million, respectively as of December 31, 2020).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)
Tenpo SpA (hereinafter “Tenpo", before “Krealo SpA”) was established in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”).

(ii)
Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales, Crediseguro Seguros Generales and Pacifico Asiste and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)
Its most important subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank on August 2021, see Note 2(a)), was established in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

The decrease in results for 2021 with respect to 2020, is due to the fact that in March 2020 Credicorp paid dividends for S/441.3 million (this transaction is eliminated at the level of Credicorp's consolidated financial statements) and during the 2021 Credicorp paid dividends for S/72.9 million.

(iv)
Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	3,288,924	3,229,783	2,608,445	2,606,724	680,479	623,059	51,723	(60,398)
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	1,121,622	915,013	933,173	744,027	188,449	170,986	(6,108)	(16,979)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	259,348	358,241	135,937	228,555	123,411	129,686	31,046	37,804

a)
Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2021, and 2020, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	%	%	%	%	%	%	%	%	%	%

Credicorp Capital Colombia S.A.	100.00	100.00	1,544,956	1,630,701	1,378,697	1,438,236	166,259	192,465	37,147	45,454
MiBanco – Banco de la Microempresa de Colombia S.A.	85.58	83.07	1,392,887	1,207,875	1,158,575	992,611	234,312	215,264	43,042	(50,742)

b)
Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)
Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014 and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)
CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 17(a)(ix). These loans are collateralized by transactions performed by BCP.

c)	Functional, presentation and foreign currency transactions –

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities,  given the fact their major transactions and/operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the consolidated statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Net gain from exchange differences”, except for those that correspond to monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Panama and Bolivia have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations”, including the differences in financial instruments designated as accounting hedges of said investments, in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Commission income (which is not an integral part of the EIR) and fees are recorded as they accrue. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and contingent credit fees.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums, associated with the ceded policies and in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented as gross amounts for reinsurance ceded. Reinsurance assets or liabilities are written off when contractual rights are terminated or expire or when the contract is transferred to a third party.

Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables:

Insurance receivables are recognized when they are enforceable and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost.

As of December 31, 2021 and 2020 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses are allocated directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group.  The liabilities linked to these contracts are equal in amount to the assets that support them, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC):

These comprise the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred.  The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities:

(i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums.  In order to determine the reserves of this business, the discounted present value of the expected future pensions, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

The mathematical reserves of the income lines are determined by the sum of the value discounted from future expected pensions to be paid during a defined period or not defined, calculated on the basis of the current mortality and morbidity tables, and the market discount interest rates of the investment portfolio. During 2018, the Group adopted the new mortality tables approved and published by the SBS through Resolution SBS No.886-2018; these tables reflect recent changes in the life expectancy.

The Group also uses discount rates in measuring annuities, in order to reflect the market value in the measurement of insurance liabilities as of December 31, 2021 and 2020, the Group uses the market rate for harvests of the portfolio of its financial assets for pension flows shifted by currency (market rates).

As of December 31, 2021 and 2020, the adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income (due to the effects of the variations in the mortality tables) and in the consolidated statement of comprehensive income (due to the effect of the market rate), both effects are included in the consolidated statement of comprehensive income as of  December 31, 2021. The liability is derecognized when the contract expires, is discharged or is cancelled.

Also, given that the financial assets that have a direct effect on the annuities are measured at fair value through other comprehensive income, the Group modified the recognition of its annuities with the aim of recognizing in the consolidated statement of comprehensive income the proportion that corresponds to annuities, of the unrealized results generated by the assets and that have a direct effect in said annuities.

On the other hand, in the Individual Life business the Group offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims buy not reported (IBNR) to the Group. As of December 31, 2019, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Due to the COVID-19 pandemic, as of December 31, 2021 and 2020, IBNR reserves were calculated in two parts:

a) IBNR reserve for regular claims and
b) IBNR reserve for expected excess mortality (deaths above the average number of cases in the pre-pandemic months).

For part a) the reserves were determined based on the Chain Ladder methodology, maintaining the expected loss ratio of the periods prior to the pandemic and for part b) the IBNR reserves were determined based on the estimate of deaths in addition to the average (excess mortality) of each portfolio and subtracting additional claims to the average already reported to the Group. The excess mortality of each portfolio is calculated taking into account the excess mortality experienced in the country by geographic location and age ranges and the representation of the portfolio of policyholders in those same segments. It should be noted that, due to periods of social confinement and stoppage of certain activities, the claim report during 2021 and 2020 has shown greater delays than in previous years, which translates into an increase in IBNR and an increase in claims, likewise, it is reflected in the increase in the reserve for pending claims. In general, claim reserves have been estimated with prudential criteria due to the uncertainty in the loss ratio caused by the pandemic.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. As of December 31, 2021 and 2020, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

(ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into. Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position.

Claims occurred but not reported are estimated and included in the provision (liabilities).  The reserves for claims that have not been reported are determined based on the Chain Ladder methodology (a generally accepted actuarial method) that considers the statistical analysis of the experience in reporting claims of the Group, the expected costs of the claims to be reported and when appropriate, adjustments in the last estimated periods based on the frequency and/or severity of the cases to better reflect the current conditions.

During 2021 and 2020, the Group incorporated in the estimate of the reserve for incurred and unreported claims (IBNR) of the general insurance businesses, adjustments in the expected frequency of claims during the months of confinement, stoppage of transport and activities in the country, as well as the decrease in the insured portfolio that was later recovering its usual level.

In the case of Medical Assistance (“AMED” in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID claims, which had a different frequency and cost than regular claims. For the months prior to the pandemic, the estimate of expected claims was maintained considering that during 2021 and 2020 the reporting of claims had a significant delay compared to previous years as a result of the confinement decreed in the country.

For the months of pandemic, from March 2020 onwards, the regular IBNR incorporated in the estimate the decrease in the frequency of outpatient consultations (only hospitalizations and emergencies were attended) while the IBNR COVID included the claims estimated by the pandemic with the costs expected treatment, hospitalizations and intensive care admissions. During 2022, the development and reporting of regular claims and COVID will continue to be monitored, given that activities and mobilization in the country are not yet at the usual levels.

No provision is recognized for stabilization or catastrophic reserves. The liability is written off when the contract expires, is eliminated or canceled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date, the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2021 and 2020, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represent premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Investment Link insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Pension payments are recorded when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Ceded premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date on which the validity of the insurance policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

f)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at the date of initial recognition.

All the financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Group commits to purchase or sell the asset.

As of December 31, 2021 and 2020, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and
-	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers:

-	The risks that affect the performance of the business model, and in particular, the way in which these risks are managed.
-	How the performance of the business model and the financial assets, held within this business model, are evaluated and informed to the key personnel of the Administration of the Group.

If the cash flows after initial recognition are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if the following conditions are met:

-	It is held within a business model the objective of which is to maintain the financial asset to obtain the contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. The interests income are included in the item “Interest and similar income” of the consolidated income statement.

Financial assets at amortized cost include direct credits that are recorded when the disbursement of the funds in favor of the clients is carried out, and indirect (contingent) credits that are recorded when the documents that support said credit facilities are issued. Furthermore, the Group considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected loss approach and recognized in the consolidated income statement in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for loans.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

The accounting treatment of repurchase and reverse repurchase agreements and securities lending and borrowing is explained in Note 3(f)(v).

(ii)	Financial assets at fair value through other comprehensive income -

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments –

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are followed:

-	The financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” of the consolidated statement of income.

The gains or losses due to exchange differences related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” of the consolidated statement of income; in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) -

At the moment of their initial recognition, the Group can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the category “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” of the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” of the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After their initial recognition they are measured at fair value, recording the changes in the item “Net gain on securities” of the consolidated statement of income. Interests accrued are calculated using the contractual interest rate and recorded in the “Interest and similar income” item of the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” of the consolidated statement of income. The profit from dividends is recorded in the item “Interest and similar income” of the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2021 and 2020, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

The interest incurred is accrued in the item “Interest and similar expense” of the consolidated statement of income.

Furthermore, upon initial recognition, Management can irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is complied with:

-	An incongruence in the measurement is eliminated or significantly reduced, which would otherwise arise from using different criteria to measure assets or liabilities; or
-	They are part of a group of financial liabilities, which are managed and their yield is evaluated based on fair value, according to a documented investment strategy or risk management; or
-	The financial liability contains one or more embedded derivatives that otherwise significantly modify the required cash flows.

(iv)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will always take place as long as the business model that manages financial assets is changed. We expect this change will be less than frequent. These changes are determined by the Group Management as a result of external or internal changes, which must be necessary for the Group's operations and demonstrable against third parties. Therefore, a change in the Group's business model will take place only when it starts or stops carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

(v)	Repurchase and reverse repurchase agreements and securities lending and borrowing –

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks” and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Investments at fair value through other comprehensive income pledged as collateral” or “Amortized cost investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. When the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method. Likewise, when the counterparty receives a loan portfolio, the Group maintains these loans in "Loan portfolio, net" in the statement of financial position, whose control is kept in off-balance sheet accounts.

Conversely, securities purchased under reverse repurchase agreements at a specified future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outgoing asset in “Cash and due from banks” account and the corresponding right to charge it, including accrued interest, is recorded in “Cash collateral, reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement.

In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Group could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a withdrawal of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

As of December 31, 2021 and 2020, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost,
-	Debt instruments classified as investments at fair value through other comprehensive income, and
-	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

Impairment model of expected credit losses -

The calculations of credit losses are products of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from the beginning. The expected credit loss reflects an unbiased result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

-
Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

-
Stage 2: Financial assets that have presented a significant increase in credit risk compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

-
Stage 3: Financial assets with evidence of impairment on the reporting date, a reserve will be recognized for losses equivalent to the expected credit losses during the entire life of the asset. The interest income will be recognized based on the carrying amount of the asset, net of the loss reserve.

Measurement of the expected loss -

The measurement of the expected credit loss is mainly based on the product of probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects and all in accordance with the new regulation.

The details of these statistical parameters are the following:

-
PD: is an estimate of the probability of default in a determined time horizon. A default can only occur at a determined moment during the remaining estimated life, if the provision has not been previously derecognized and it is still in the loan portfolio.

-
LGD: is an estimate of the loss produced in the case a predetermined value is produced at a given time. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of any guarantee. Generally, it is expressed as a percentage of the EAD.

-
EAD: is an estimate of the exposure on a future default date, which considers the changes expected in the exposure after the reporting date, including the reimbursements of principal and interest, whether programmed by contract or otherwise, and the interest accrued due to default payments.

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and consider the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	Risk thresholds have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated.

-	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. The significant risk increase evaluations from their initial recognition and of credit impairment are carried out independently on each reporting date. The assets can move in both directions, from one stage to another. See more detail in Note 34.1(c).

Prospective information -

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as the projections of future events and economic conditions. The estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, included macroeconomic variables that differ between portfolios. These projections have a 3-year period and, additionally, a long-term projection.

The estimate of expected losses for stages 1, 2 and 3 will be a weighted estimate that considers three future macroeconomic scenarios. The base, optimist and pessimist scenarios are based on macroeconomic projections provided by the internal team of economic studies and approved by Senior Management. This same team also provides the probabilities of occurrence of each scenario. It should be stated, that the design of the scenario is adjusted at least once a year, with the possibility of a greater frequency if required by the surrounding conditions.

Macroeconomic factors -

In its models, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments or overlays such as temporary adjustments can be carried out using the opinion of experts.

Expected life -

For the instruments in Stage 2 or 3, the reserves for losses will cover the lifetime expected credit losses of the instrument. For the majority of the instruments, the expected life is limited to the remaining term of the product, adjusted by expected advance payments. In the case of revolving products, an analysis was carried out in order to determine the expected life period.

Presentation of allowance for loan losses in the consolidated statement of financial position -

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
-
Debt instruments measured at fair value through other comprehensive income: it does not recognize any provision in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in other comprehensive income;

-	Indirect loans: the credit loss provision is presented in the item “Other liabilities” of the statement of financial position.

Policy applicable up to December 31, 2017 -

The Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets was follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that were carried at amortized cost, the Group first assessed whether impairment existed individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included that asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be, recognized were not included in a collective assessment of impairment.

The amount of any impairment loss identified was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that had not yet been incurred).

The carrying amount of the asset was reduced through the use of a provision account and the amount of the loss was recognized in the consolidated statement of income. A loan, together with the respective associated provision, was written off when classified as a loss and was fully provisioned and there was real and verifiable evidence that the loan was irrecoverable and collection efforts had been concluded without success, the impossibility of foreclosures or all collateral had been realized or had been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increased or decreased because of an event occurring after the impairment was recognized, the previously recognized impairment loss was increased or reduced by adjusting the provision account. If in the future a written-off loan was later recovered, the recovery was recognized in the consolidated statement of income, as a credit to “Recovery of written off loans”.

The present value of the estimated future cash flows was discounted at the financial asset’s original effective interest rate. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflected the cash flows that could have resulted from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure was probable.

For collective assessment of impairment, financial assets were grouped considering the Group’s internal credit rating system, which considered credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that were collectively evaluated for impairment were estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience was adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not exist. The methodology and assumptions used were reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale investments -

For available-for-sale financial investments, the Group assessed at each date of the consolidated statement of financial position whether there was objective evidence that an investment or a group of investments was impaired.

In the case of equity investments, objective evidence could have included a significant or prolonged decline in their fair value below cost. “Significant” was to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value had been below its original cost. The determination of what was “significant” or “prolonged” required judgment. In making this judgment, the Group evaluated, among other factors, the duration or extent to which the fair value of an investment was less than its cost.

When there was evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) was removed from the available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments were not reversed through the consolidated statement of income; increases in their fair value after impairment were recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income was based on the reduced carrying amount and was accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income was recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase could be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss was reversed through the consolidated statement of income.

Renegotiated loans -

When a loan is modified, it is not considered as past due but maintained its previous classification as impaired or not impaired. If the debtor complied with the new agreement over the following six months, and an analysis of its payment capacity supported a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor failed to comply with the new agreement, it is considered as impaired and past due.

j)	Leases -

As of December 31, 2021 and 2020, the Group maintains mainly lease premises, used as offices and agencies, and servers and technological platforms, which were registered in accordance with the provisions of IFRS 16 “Leases”. This standard considers that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition -

The lease contracts are recorded in the consolidated statement of financial position as a right-of-use asset and a lease liability in the date the leased asset is available for use.

The right-of-use assets are initially recognized at cost including the following:

-	The amount of the initial measurement of the lease liability.
-	Any lease payment paid to the lessor before the start date or on the same date.
-	Direct costs incurred and costs for dismantling or rehabilitation, if any.

Lease liabilities include the present value of fixed payments and variable lease payments that are based on an index or rate. Lease payments that will be made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be determined easily, or the incremental interest rate by loans of the lessee, which is the interest rate that the lessee would have to pay for borrowing for a term similar, the funds necessary to obtain an asset of similar value asset by the right-of-use in a similar economic environment with similar terms, guarantees and conditions.

In determining the term of the lease, Management considers all the facts and circumstances that create an economic incentive to exercise the extension option, or not to exercise a termination option. Likewise, the estimation of the extension or termination options will be revalued only if an event or changes in the circumstances occur within the control of the entity that affects said estimate.

Subsequent Recognition -

The right-of-use asset is generally depreciated in a straight line during the shortest period of the asset's useful life and the lease term. If the Group is reasonably certain of exercising a purchase option, the right-of-use asset depreciates over the useful life of the underlying asset.

The Group has chosen to measure the asset at cost less depreciation and accumulated impairment loss and adjusting any new measurement of the lease liability. Depreciation is calculated in a straight line within the term of the lease.

The liability will be recorded at its amortized cost, that is, it will be increased to reflect the accrued interest, recognized in the heading “Interest, returns and similar expenses” of the consolidated statement of income, and the fees paid will be subtracted.

Likewise, the balance of the liability will be reviewed in the following cases:

-	When there is a change in the expected amount to be paid under a residual value guarantee.
-	When there is a change in future lease installments to reflect the variation in an index or interest rate.
-	When there is a change in the terms of the lease.
-	When there is a change in the evaluation of an option to purchase the underlying asset.

The changes will be recorded as an adjustment of the lease liability and the right of use, unless the book value of the right of use has been reduced to zero, in which case it must be recorded against the consolidated statement of income.

Short-term leases with little significant value are recognized in a straight line as an expense in the “Administrative expenses” item of the consolidated statement of income.

The accounting treatment of lessors continues with a similar model to that of IAS 17; In that sense, lessors continue to perform a classification test to distinguish between financial and operating leases.

k)	Property, furniture and equipment -

Property, furniture and equipment are recorded at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

Investment properties are held to earn rentals or for capital appreciation or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value, which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as related expenses directly with the maintenance of the leased assets, they are recorded net in the item of “Other Income” of the consolidated statement of income.

Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

m)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expenses and are included within “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments”, is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized in profit or loss. Likewise, in accordance with IFRS 3, from the date of acquisition of a company that isn't under common control, the acquirer has a subsequent 12-month period to be able to adjust the initial recognition of goodwill. During 2021 the Group hasn't carried out business combinations of acquired entities except for those detailed in Note 2(a).

Combinations of entities under common control -

A business combination between entities or businesses under common control is outside the scope of IFRS 3, because it corresponds to a business combination in which all the entities or businesses that are combined are controlled, ultimately, by the same part or parts, before and after the business combination. In these transactions, the Group recognizes the assets acquired under the interest unification method, whereby the assets and liabilities of the combined companies are reflected at their book values and no goodwill is recognized as a result of the combination.

The consolidated financial statements of the Group have been presented considering the aforementioned. See Note 2(a).

n)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22
Client relationship - Edyficar Perú	10
Client relationship – Mibanco	7
Client relationship - Ultraserfinco	9.2
Brand - Mibanco	25
Brand - Culqi	5
Fund manager contract - Credicorp Capital Colombia	20 and 28
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11 and 24
Fund manager contract - Ultraserfinco	23
Core deposits - Mibanco	6
Others	Between 3 and 7.5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

o)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill and the assets disposed of are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

p)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if any. If this kind of transactions cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

q)	Due from customers on banker’s acceptances -

Due from customers on banker’s acceptances corresponds to accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

r)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and banker’s acceptances. Financial guarantees are initially recognized at fair value, which is equivalent to the commission initially received, also, letters of credit and guarantees are recorded in caption “Other liabilities” of the consolidated statement of financial position and banker’s acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

s)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle said obligation and a reliable estimate of the amount can be made.

The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

t)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the Notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

u)	Income tax -

Income tax is computed based on the individual financial statements of each of the Group’s members.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the consolidated income statement (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is likely to exist sufficient tax benefits for the application of temporary difference. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax based on the tax rate applicable to their undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

v)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued if all potential ordinary shares with dilutive effect have been converted into ordinary shares.

w)	Share-based payment transactions -

The cost of the Group’s remuneration plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled liquidations at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of a share-based liquidation are modified, the minimum expense recognized is maintained as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of the shares granted under this plan is reflected as a share dilution in the computation of diluted earnings per share, see paragraph (w) above.

x)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its costumers needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IFRS 9 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

In accordance with IFRS 9, to qualify as hedging operations, all the following conditions must be met:

-	The coverage ratio consists only of hedging instruments and hedged items eligible.
-
At inception, the Group formally designates and documents the hedge relationship, the risk management objective and strategy for using the hedge. This documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and a description of how the Group assesses whether the hedging relationship meets the hedge effectiveness requirements.

-	The hedge relationship meets all of the following hedge effectiveness requirements:

-	An economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that result from the economic relationship.
-
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the consolidated statement of changes in equity, and it is reclassified to the consolidated statement of income in the same period or periods in which the covered operation affects results; that is, when income or financial expenses related with coverage are registered, or when a forecasted transaction occurs.

The part of the gain or loss in derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recognized in other comprehensive income and subsequently reclassified to the consolidated statement of income are registered as expenses or income in the cases in which the hedged item is reported.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying value of the hedged item and recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Hedges of net investments in foreign businesses -

Hedges of net investments in foreign operations are recognized for in a similar manner to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the caption “Exchange differences on translation of foreign operations” of the consolidated statement of changes in net equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income under “Other income” or “Other expenses”.

Accumulated gains and losses in the consolidated statement of changes in net equity are reclassified to the consolidated statement of income when the net investment abroad is disposed or sold partially.

iv)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value through profit or loss”, See Note 3(f)(iii) for the periods 2021 and 2020 and Note 8.

y)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 34.7(b).

z)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 31.

ab)	Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.11.

Commissions generated for these activities are included as “Commissions and fees” of the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, interbank funds, time deposits with maturities of three months or less from the date of acquisition, excluding restricted cash, see Note 4(a).

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, See Note 13.

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2021:

(i)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model, where estimate are remeasured in each reporting period. The contracts are measured using the building blocks of:

-	Discounted- weighted of probability cash flows
-	An explicit risk adjustment, and
-	A contractual service margin which represents the unearned profit of the contract recognized as income over the coverage.

IFRS 17 applies to all types of insurance contracts (life, non-life and reinsurance insurance), regardless of the type of entities that issue them, as well as certain guarantees and financial instruments with certain discretionary participation characteristics. The general objective of IFRS 17 is to provide an accounting model that is more useful and uniform for insurance entities. Unlike IFRS 4, which relies heavily on the application of existing / local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, which covers all relevant accounting aspects.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions’ method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers that use this model will be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Also, its implementation will modify the recognition, measurement, presentation and disclosure of insurance contracts having a significant impact on the underlying valuation models, systems, processes, internal controls and other fundamental aspects of the insurance business.

The Group has established governance structures related to the IFRS 17 project with the Audit Committee as the highest instance. As required by the standard, currently, the entities that make up the Group are in the process of determining the impact of their application.

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2023.

Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

The Group is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(ii)	Amendment of IAS16 - Property, Plant and Equipment: Product prior to use -

In May 2020, the Board of International Accounting Standards issued the Property, Plant and Equipment rule: Product prior to foreseen use, which prohibits companies from deducting from the cost of an article of Property, Plant and Equipment any product of the sale of articles produced while said asset is transported to the location and the conditions are adequate for it to operate in the manner foreseen by the administration. Instead, an entity must recognize the product of the sale of said articles and the costs of production of the same in the profit and loss statement.

These amendments go into effect on January 1, 2022 and must be applied retrospectively to articles of property, plant and equipment that are made available for use on or after the beginning with the first period that the entity applied the amendment for the first time.

The Group is currently assessing the impact of this may have on the consolidated financial statements.

(iii)	Amendments to IFRS 3 - Reference to the conceptual Framework -

Minor amendments were made to IFRS 3 Business combinations to update references to the Conceptual Framework for Financial Information and add an exception to recognize liabilities and contingent liabilities within the scope of IAS37 Provisions, Contingent Liabilities and the Interpretation IFRIC 21 Levies.

The amendments also confirm that contingent assessment should not be recognized on the date of acquisition.

The amendment will be in effect for annual periods reported on or after January 1, 2022.

The Group is currently assessing the impact that this amendment may have on the consolidated financial statements.

(iv)	Onerous Contracts - Cost of complying with a contract – Amendments to IAS37 -

In May 2020, the Board of International Standards for Accounting issued amendments to IAS 37 to specify which cost an entity must include when assessing if a contract is onerous or generates losses.

The amendment to IAS37 clarifies that the direct costs of complying with a contract include both the incremental costs of complying with the contract and the assignment of other costs directly required to comply with the contracts. Prior to recognizing a separate provision for the onerous contract, the entity will recognize any loss for impairment that occurred relative to the assets used to comply with the contract.

The Amendment is effective for the annual periods reported begin inning on or after January 1, 2022.

The Company will apply this amendment to contracts that have yet to comply with all their obligations by the beginning of the annual period reported, which will constitute the first time that said amendments are applied.

The Group is currently assessing the impact that this amendment may have on its consolidated financial statements.

(v)	Annual improvements to the IFRS Cycle 2018 - 2020 -

As part of its annual improvements 2018-2020 to the standard process of IFRS, in May 2020, the Board for International Accounting Standards issued the following amendments:

-	IFRS Financial Instruments – clarifies that commissions must be included in the test of 10.0 percent for derecognition of financial liabilities.

-
IFRS 16 Leasing – amendment to the illustrative example 13 to eliminate the example of lessor payment related to improvements in the object of leasing to eliminate any confusion regarding the treatment of leasing incentives.

-
IFRS 1 First-time adoption of international standards of financial information –permits entities that have measured their assets and liabilities at the value of registered books in their headquarters’ books to also measure any difference of accumulated conversion by using the amounts reported by headquarters. This amendment will also apply to associates and joint ventures that have taken the same expectation to IFRS 1.

-
IAS41 Agriculture – elimination of the requirement that entities exclude cash flows of taxes when it measures the reasonable value according to IAS41. This amendment’s objective is to align with the standard’s requirement to discount cash flows on an after-tax basis.

The amendments will be effective for reported annual periods beginning on or after January 1, 2022 with permissible anticipated adoption.

The Company will apply amendments related to financial liabilities. Leasing, which will be applied at or after the beginning of the annual reported period in which the entity first applied amendments.

The Group is currently assessing the impact that this amendment can have on consolidated financial statements.

(vi)	Amendment to IAS1: Classification of Liabilities as Current or Not Current -

The amendments to IAS1 Presentation of Financial Statements clarifies that liabilities that classify as current or non-current, depending on the rights that exist at the end of the period reported. The classification is not affected by the entity’s expectations or events subsequent to the date of presentation (for example, the reception of a dispensation or breach of agreement).

The amendments also clarify what IAS1 means when it refers to “liquidating” a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered managements’ intentions to determine the classification and some liabilities may become equity.

Amendments must be applied retroactively in accordance with the normal requirement of IAS8 Accounting Policies, Changes in Accounting Estimates and Errors.

In May 2020, IASB issued a Proposed Standard to postpone the date that amendments go into effect until January 2023.

Amendments are effective for annual reported periods on or after January 1, 2023 and must be applied retrospectively.

The Group is currently assessing the impact that this amendment may have on the consolidated financial statements.

(vii)	Disclosure of accounting policies – Amendments to IAS 1 and the Practice Statement 2 –

Originally, the IAS stipulated that “significant” accounting policies must be divulged. With this amendment, there is a specification that disclosure must be for “material” accounting policies. This amendment incorporates the definition of what is considered “information on material accounting policies” and explains how to identify this type of information. Additionally, the amendment clarifies that it is not necessary to divulge information on immaterial accounting policies and if the same is divulged, it should not create confusion about what truly constitutes important accounting information.  Consistently, Practice Statement 2 was also amended to express judgements on materiality to provide a guide to apply the concept of materiality in accounting policy disclosures.

These amendments will go into effect for the annual period reported beginning on or before January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment will have on its consolidated financial statements.

(viii)	Amendments to IAS 8 – Definition of accounting estimates -

This amendment clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The distinction is important when defining accounting treatment given that changes in accounting estimates recognize future transactions and events prospectively while changes in accounting policies generally apply to past transactions and events retroactively, as is the case with the current period.

Amendments will be in effect for the annual periods reported beginning on or after January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment will have on its consolidated financial statements.

(ix)	Amendments to IAS 12, Deferred tax related to assets and liabilities that arise from a single transaction -

These amendments indicate that deferred taxes that arise from a single transaction should be recognized if, in their initial recognition, temporary taxable differences and deductibles for the same value arise.  This will generally apply to transactions such as leasing (for lessees) and obligation to dismantle or remediate in those situations that will require recognition of deferred tax assets and liabilities. These amendments must apply to transactions that occur on or after the beginning of the comparative period presented. Additionally, it is necessary to recognize deferred tax assets (to the extent that it is probable that they will be utilized) and deferred tax liabilities at the beginning of the first comparative period for all deductible or taxable temporary differences associated with:

-	Assets for rights of use and leasing liabilities, and
-	Liabilities for dismantling, restoration and similar and the corresponding contributions are recognized as part of the cost of related assets.

The accumulated effect of these adjustments is recognized in accumulated results or through another component of equity as applicable.

Previously, IAS 12 stipulated no particular accounting treatment for the tax effects of leasing that are recognized in the balance and for similar transactions; as such, different approaches are considered acceptable. The entities that are already recognizing deferred taxes on these transactions will not see impacts on their financial statements.

Amendments will be in effect for the annual reported periods beginning or after January 1, 2023 and anticipated adoption is permitted.

The Group is currently assessing the impact that this amendment may have on their consolidated financial statements.

(x)	Amendment to IFRS 10 and IAS 28 – Sale or distribution of assets between an investor and its associated business or joint venture –

IASB has amendments that are limited in scope to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associated businesses and joint ventures.”

The amendments clarify the accounting treatment of sales or contributions of assets between an investor and its associated businesses or joint ventures. It also confirms that the accounting treatment will depend on whether the non-monetary assets sold or contributed to an associated business or joint venture constitute a “business” (according to the definition in IFRS 3 “Business Combinations”). When non-monetary assets constitute a business, the investor will recognize the gain or total loss stemming from the sale or contribution of assets. If assets do not comply with the definition of business, the gain or loss is recognized by the investor solely in proportion to the investment of other investors in the associated business or joint venture. These amendments will apply prospectively.

In December 2015, IASB decided to postpone the date of application of this amendment until research on the equity method is concluded.

Amendments will be in effect for annual reported periods on or after January 1, 2023 and must be applied retrospectively to articles relative to property, plant and equipment that are made available for use on or after the beginning of the first period in which the entity applies the business” (amendment applied for the first time).

The Group believes that these changes will not be applied.

Likewise, there are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2021	2020
	S/(000)	S/(000)

Cash and clearing (b)	4,973,007	5,233,643
Deposits with Central Reserve Bank of Peru (BCRP) (b)	25,359,565	26,003,415
Deposits with Central Bank of Bolivia and Colombia (b)	913,377	1,085,785
Deposits with foreign banks (c)	6,727,014	3,350,106
Deposits with local banks (c)	1,316,292	1,027,081
Interbank funds	2,943	32,222
Accrued interest	1,347	1,515
Total cash and cash equivalents	39,293,545	36,733,767
Restricted funds	27,195	19,227
Total cash	39,320,740	36,752,994

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(ac).

b)	Cash, clearing and deposits with Central Banks and Bank of the Republic -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	2021	2020
	S/(000)	S/(000)

Legal cash requirements
Deposits with Central Reserve Bank of Perú (i)	19,383,577	16,903,941
Deposits with Central Bank of Bolivia	905,309	1,079,878
Deposits with Republic Bank of Colombia	8,068	5,907
Cash in vaults of Bank	4,275,997	4,529,683
Total legal cash requirements	24,572,951	22,519,409

Additional funds
Overnight deposits with Central Reserve Bank of Perú (ii)	4,536,379	2,972,744
Term deposits with Central Reserve Bank of Perú (iii)	1,260,000	5,988,900
Cash in vaults of Bank and others	697,010	703,960
Other Deposits BCRP	179,609	137,830
Total additional funds	6,672,998	9,803,434
Total	31,245,949	32,322,843

(i)
At December 31, 2021 cash and deposits that generate interest subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 4.77 percent and 33.17 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (4.00 percent and 34.51 percent, respectively, at December 31, 2020).

In Management's opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)
As of December 31, 2021, the Group maintains four "overnight" deposits with the BCRP, of which are two denominated in soles in amount of S/690.0 million and two in US dollar in amount of US$964.7 million, equivalent to S/3,846.4 million. At said date, the deposit in soles and deposits in US dollar accrue interest at annual rates of 1.85 percent and 0.05 percent, respectively, and have maturities at 3 days.

As of December 31, 2020, the Group maintains four “overnight” deposits with the BCRP, which are two denominated in soles in amount of S/559.7 million and two in US dollar in amount of US$666.4 million, equivalent to S/2,413.0 million. At said date, deposits in soles and deposits in US dollar accrue interest at annual rates of 0.15 percent and 0.13, respectively, and have maturities at 4 days.

(iii)
In order to manage liquidity and in view of the BCRP's offer of profitable rates for short-term deposits. The Group maintains four term deposits, which are denominated in soles, accrue interest at an annual rate of 2.48 percent and 2.49 percent and have maturities between January 3 and 4, 2022. As of December 31, 2020, the group held sixteen time deposits denominated in soles, accruing interest at an annual rate of 0.25 percent and maturing between January 4 and January 7, 2021. The decrease in time deposits at the BCRP is mainly due to lower liquidity surpluses due to a lower level of customer deposits.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and US dollar; these are cash in hand and earn interest at market rates. At December 31, 2021 and 2020 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral,reverse repurchase agreements and securities borrowing:

	2021	2020
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	1,080,616	1,601,200
Reverse repurchase agreement and security borrowings	654,783	626,925
Receivables for short sales	31,549	166,177
Total	1,766,948	2,394,302

(i)
At December 31, 2021, the balance mainly comprises cash collateral in Bolivian pesos  and US dollar equivalent to S/736.2 million, delivered to Banco de Central de Bolivia and US$82.4 million, equivalent to S/328.4 million, delivered to BCRP to secure a borrowing in soles of approximately S/285 million from the same entity (cash collateral for approximately US$305.1 million, equivalent to S/1,104.7 million, to secure a borrowing in soles of approximately S/1,055 million and cash collateral delivered to Banco de Central de Bolivia in Bolivian pesos  and US dollar equivalent to S/486.3 million, at December 31, 2020).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)
Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2021						2020
Currency		Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	5.89	−	321,196	−	321,196	361,337	5.37	−	259,093	−	259,093	258,442
Instruments issued by the Chilean Government	Chilean pesos	−	−	−	−	−	−	(0.53)	−	25,775	−	25,775	24,427
Other instruments		2.83	31,736	256,874	44,977	333,587	292,414	1.40	23,423	231,226	87,408	342,057	341,085
			31,736	578,070	44,977	654,783	653,751		23,423	516,094	87,408	626,925	623,954

b)
Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2021						2020
Currency		Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debt instruments (c)			−	204,916	20,986,894	21,191,810	21,362,884		−	383,020	26,781,748	27,164,768	28,960,995
Instruments issued by the Colombian Government	Colombian pesos	5.36	−	676,361	−	676,361	676,300	4.62	−	700,719	−	700,719	700,637
Instruments issued by the Chilean Government	Chilean pesos	0.31	−	74,218	−	74,218	74,216	0.09	17,865	−	−	17,865	17,865
Other instruments		2.91	−	71,477	−	71,477	71,431	1.19	31,245	9,020	−	40,265	40,276
			−	1,026,972	20,986,894	22,013,866	22,184,831		49,110	1,092,759	26,781,748	27,923,617	29,719,773

c)
At December 31, 2021, and 2020, the Group has repurchase agreements secured with: (i) cash, see note 5(a), (ii) investments, see note 6(b), and (iii) loans, see note 7(a). This item consists of the following:

		2021			2020
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)

BCRP - Reactiva Perú (*)	Soles	May 2023 / December 2025	15,729,959	Loans guaranteed by National Government	May 2023 / December 2023	20,916,438	Loans guaranteed by National Government
BCRP	Soles	January 2022 / September 2025	2,938,683	Investments	March 2021 / July 2024	2,903,266	Investments
Banco Central de Bolivia	Bolivianos	February 2022 / December 2022	736,155	Cash	February 2021 / December 2022	486,331	Cash
BCRP - Reactiva Perú Especial (*)	Soles	June 2023 / December 2025	672,289	Loans guaranteed by National Government	June 2023 / December 2023	756,387	Loans guaranteed by National Government
BCRP, nota 5(a)(i)	Soles	March 2022 / March 2023	285,000	Cash with BCRP	February 2021 / March 2023	1,055,000	Cash with BCRP
Natixis S.A.	Soles	August 2028	270,000	Investments	August 2028	270,000	Investments
Banco de la República de Colombia	Colombian pesos	January 2022	203,026	Investments	January 2021	319,481	Investments
Citigroup Global Markets Limited (i)	US dollar	August 2026	179,415	Investments	August 2026	162,945	Investments
Natixis S.A. (ii)	US dollar	August 2026	99,675	Investments	August 2026	90,525	Investments
Other minors	January 2022		1,848	Investments	January 2021 / April 2033	91,160	Investments
Accrued interest			75,760			113,235

			21,191,810			27,164,768

(*)   It corresponds to Agreement Transactions where BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government (Reactiva Especial). The BCRP will charge a fixed interest annual rate in soles of 0.5 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 2021, the total credits granted through the Reactiva Perú program is S/10,864.6 million (S/24,286.5 million, at December 31, 2020), see Note 7(a). See more details of the Reactiva Perú program in Note 2(b).

As of December 31, 2021 and 2020, said operations accrue interest at fixed and variable rates between 0.5 percent and 6.73 percent and between Libor 6M + 1.68 percent and Libor 6M + 1.90 percent.

Certain repurchase agreements were hedged using cross-currency swaps (CCS), as detailed below:

(i)
As of December 31, 2021 the Group maintains cross currency swaps (CCS) which were designated as a cash flow hedge of certain repurchase agreements in US dollar at variable rate for a notional amount of US$45.0 million, equivalent to S/179.4 million (approximately US$45.0 million, equivalent to S/162.9 million, at December 31, 2020). By means of these CCS, said repurchase agreements were economically converted to soles, see note 13(c).

(ii)
As of December 31, 2021, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in US dollar at variable rate for a total notional amount of US$25.0 million, equivalent to S/99.7 million (approximately US$25.0 million, equivalent to S/90.5 million, at December 31, 2020). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see note 13(c).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2021	2020
	S/(000)	S/(000)

Mutual funds (i)	1,574,233	979,296
Government treasury bonds (ii)	1,185,541	1,584,913
Certificates of deposit BCRP (iii)	1,111,142	1,872,875
Investment funds (iv)	531,847	362,493
Restricted mutual funds (v)	365,954	436,881
Participation in RAL Funds (vi)	323,139	278,819
Hedge funds	176,816	126,938
Corporate bonds	172,857	328,315
Subordinated bonds	110,484	103,162
ETF (Exchange - Traded Fund)	105,305	32,085
Shares (vii)	90,728	289,349
Multilateral organization bonds	33,082	14,765
Central Bank of Chile bonds	32,761	15,306
RPI International Holding, LP (viii)	−	5,641
Others (ix)	105,310	23,259
Balance before accrued interest	5,919,199	6,454,097
Accrued interest	9,298	13,374
Total	5,928,497	6,467,471

(i)
As of December 31, 2021, the balance corresponds to mutual funds from Luxembourg, Bolivia, Ireland and other countries, which represent 70.5 percent, 21.5 percent, 3.8 percent and 4.2 percent of the total, respectively, (from Peru, Luxembourg, Bolivia and other countries, which represent 30.9 percent, 29.5 percent, 28.8 percent and 10.8 percent of the total, respectively, as of December 31, 2020). The increase in the balance corresponds mainly to (i) the purchase of participations in the fund “BNP Paribas Insticash US$1D Short Term VNAV Classic Cap”, whose balance as of December, 31 2021 was S/279.3 million, and (ii) the purchase of new participations mainly in funds managed by Credicorp Capital Asset Management S.A. Administradora General de Fondos, whose balance as of December 31, 2021 was S/280.9 million.

(ii)	As of December 31, 2021 and 2020 the balance of these instruments includes the following government treasury bonds:

	2021	2020
	S/(000)	S/(000)

Colombian Treasury bonds	898,733	1,120,991
Peruvian Treasury bonds	211,571	349,219
U.S. treasury and federal agency bonds	7,948	−
Chile Treasury bonds	66,643	21,072
Brasil Treasury bonds	646	53,857
Panama Treasury bonds	−	20,644
Mexico Treasury bonds	−	19,130
Total	1,185,541	1,584,913

(iii)
As of December 31, 2021, the balance corresponds to 2,789 certificates of deposit for US$278.7 million, equivalent to S/1,111.1 million, whose interest rates are from 0.67 percent to 0.70 percent, and with maturity from October to November 2021 (5,174 certificates of deposit for US$517.23 million, equivalent to S/1,872.9 million, accruing interest at an effective annual rate from 0.25 percent to 0.28 percent, and with maturity from January to March 2021, as of December 31, 2020). The variation corresponds to the maturity of the instruments.

(iv)
As of December 31, 2021, the balance corresponds mainly to investment funds in Peru and the United States that represent 40.6 percent and 55.6 percent, respectively, among other countries (Peru and the United States that represented 40.0 percent and 25.6 percent, respectively, as of December 31, 2020). The increase in the balance corresponds to the increase in the investment funds Tishman Speyer Properties LP in S/39.3 million, Compass Group SAFI in S/38.4 million, Carlyle Peru Fund L.P. in S/31.5 million, and BD Capital SAFI S.A.C in S/22.2 million, among others.

(v)
The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(vi)
As of December 31, 2021, these funds amount approximately to Bs 346.1 million, equivalent to S/202.3 million, and US$30.3 million, equivalent to S/120.8 million (Bs 325.1 million, equivalent to S/173.2 million, and US$29.2 million, equivalent to S/105.6 million as December 31, 2020) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vii)
The decrease of the balance corresponds mainly to the sale of Royalty Pharma plc’s ordinary shares. As of December 31, 2021, all of these shares were sold (757,692 shares for US$37.9 million, equivalent to S/137.2 million, as of December 31, 2020).

(viii)	During the first trimester of 2021, all participations were liquidated.

As of December 31, 2020, the balance corresponds to participations in RPI International Holding, LP, who invests in a series of subordinate funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. Participations in RPI International Holdings, LP, are not liquid and require authorization for negotiation.

(ix)	The increase mainly comprises the acquisition of finance lease bonds for S/94.4 million.

b)	Investments at fair value through other comprehensive income consist of the following:

	2021				2020
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate bonds (i)	14,456,083	594,025	(334,687)	14,715,421	12,177,023	1,132,719	(52,953)	13,256,789
Government treasury bonds (ii)	9,600,115	206,701	(568,417)	9,238,399	11,051,662	1,158,845	(5,458)	12,205,049
Certificates of deposit BCRP (iii)	8,347,101	7	(9,676)	8,337,432	15,343,851	20,431	−	15,364,282
Securitization instruments (iv)	768,012	20,202	(66,825)	721,389	703,920	63,131	(21,471)	745,580
Negotiable certificates of deposit (v)	615,514	10,505	(1,508)	624,511	873,218	14,093	(1,420)	885,891
Subordinated bonds	217,222	6,281	(4,224)	219,279	191,966	19,933	(317)	211,582
Others	125,877	4,699	(4,324)	126,252	147,327	14,802	(44)	162,085
	34,129,924	842,420	(989,661)	33,982,683	40,488,967	2,423,954	(81,663)	42,831,258
Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	72,124	−	184,771	112,647	168,132	−	280,779
Alicorp S.A.A.	12,197	125,356	−	137,553	12,198	153,935	−	166,133
Bolsa de Valores de Lima	19,423	6,730	−	26,153	19,423	3,942	−	23,365
Bolsa de Comercio de Santiago	3,648	4,108	−	7,756	15,306	−	(3,995)	11,311
Compañía Universal Textil S.A.	9,597	−	(3,233)	6,364	9,597	−	(3,163)	6,434
Pagos Digitales Peruanos S.A.	5,197	−	(5,197)	−	5,197	−	(5,197)	−
Bolsa de Valores de Colombia	4,402	−	(188)	4,214	5,380	118	−	5,498
Corporación Andina de Fomento	194	1,357	−	1,551	−	−	−	−
Others	7,831	2,376	(742)	9,465	7,640	1,786	(396)	9,030
	175,136	212,051	(9,360)	377,827	187,388	327,913	(12,751)	502,550

Balance before accrued interest	34,305,060	1,054,471	(999,021)	34,360,510	40,676,355	2,751,867	(94,414)	43,333,808
Accrued interest				397,933				410,081
Total				34,758,443				43,743,889
The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income as of December 31, 2021 and 2020 are of a temporary nature, considering factors such as intended strategy in relation with the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2021, as a result of assessment of the impairment of its investments at fair value through other comprehensive income, the Group recorded a credit loss provision of S/6.8 million (provision of credit loss of S/52.3 million during 2020), which is shown in “Net gain on securities”, see note 24, in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income” net of deferred income tax and non-controlling interest, is shown in Note 18(c).

It is worth mentioning the largest unrealized loss compared to the balance in 2020 is due to the political uncertainty of the country and to the downgrade of credit ratings of some bonds. See Note 2(c).

The maturities and annual market rates of investments at fair value through other comprehensive income during 2021 and 2020, are as follows:

	Maturities		Annual effective interest rate
	2021	2020	2021						2020
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds (*)	Jan-2022 / Nov-2095	Jan-2021 / Jul-2070	1.64	19.28	−	67.59	1.35	7.86	(0.31)	16.21	0.01	10.51	0.78	6.25
Government treasury bonds	Jan-2022 / Feb-2055	Jan-2021 / Feb-2055	1.79	6.91	−	4.61	4.00	5.16	(1.20)	5.08	0.03	4.61	0.07	0.41
Certificates of deposit BCRP	Jan-2022 / Mar-2023	Jan-2021 / Mar-2023	2.52	3.40	−	−	−	−	0.25	0.73	−	−	−	−
Negotiable certificates of deposits	Jan-2022 / Jul-2033	Jan-2021 / Jul-2033	3.88	3.88	2.48	2.68	1.00	6.02	−	−	2.48	4.57	0.05	5.90
Securitization instruments	Jan-2022 / Sep-2045	Jan-2021 / Sep-2045	4.05	28.90	2.17	10.85	3.50	−	1.32	13.36	1.51	9.19	−	6.00
Subordinated bonds (**)	Apr-2022 / Aug-2045	Apr-2022 / Aug-2045	0.28	7.48	0.86	7.62	−	−	(0.04)	5.74	0.16	4.76	−	−
Others	Apr-2022 / Feb-2035	Jan-2021 / Feb-2035	1.77	7.99	3.39	5.05	0.05	0.05	(0.18)	5.84	3.38	4.52	−	−

(*)	As of December 31, 2020, the annual effective interest rate of (0.31) corresponds to a bond issued by the Danske Bank; excluding such interest rate, the rates tend to be positive.
(**)
As of December 31, 2020, the annual effective interest rate of (0.04) percent corresponds to a bond issued by the Banco Interamericano de Finanzas S.A.; excluding such interest rate, the rates tend to be positive.

The negative rates correspond to bonds, whose nominal value is subject to a daily readjustment index for inflation determined by the BCRP. Said negative rates correspond to the market behavior.

As of December 31, 2021, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in US dollar, issued by corporate entities, classified as investments at fair value through other comprehensive income, for a notional amount of S/636.4 million (S/628.7 million as of December 31, 2020), see Note 13(c); through these IRS these bonds were economically converted to a variable rate.

Likewise, as of December 31, 2021, the Group entered into repurchase agreement transactions for government bonds and certificates of deposit BCRP classified as investments at fair value through other comprehensive income, for an estimated fair value of S/318.4 million (S/997.8 million as of December 31, 2020), of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(i)
As of December 31, 2021, the balance corresponds to corporate bonds issued by companies from the United States, Peru, Chile and other countries, which represent 38.1 percent, 37.1 percent, 4.6 percent and 20.2 percent of the total, respectively, (issued by companies from Peru, the United States, Colombia and other countries, which represent 43.6 percent, 32.3 percent, 4.6 percent and 19.5 percent of the total, respectively, as of December 31, 2020).

As of December 31, 2021, the most significant individual unrealized loss amounted to approximately S/18.5 million (S/13.0 million as of December 31, 2020).

Likewise, as of December 31, 2021, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a notional amount of S/79.1 million (S/81.8 million as of December 31, 2020), see Note 13(c); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

The largest unrealized loss with respect to the balance of 2020 is due to the behavior of the market. As of December 31, 2021, the balance mainly includes S/18.5 million from the company Inversiones Nacionales de Turismo - Intursa S.A. (S/40.5 million of the Peruvian company Rutas de Lima S.A.C. as of December 31, 2020).

(ii)	As of December 31, 2021 and 2020, the balance includes the following Government Treasury Bonds:

	2021	2020
	S/(000)	S/(000)

Peruvian treasury bonds (*)	7,496,775	11,343,664
U.S. treasury and federal agency bonds	1,455,114	564,380
Bolivian treasury bonds	89,941	74,248
Colombian treasury bonds	87,428	101,741
Chilean treasury bonds	83,978	81,502
Others	25,163	39,514
Total	9,238,399	12,205,049

(*)
The variation in the balance corresponds to sales of instruments and to the decrease in the fair value. The largest unrealized loss compared to the balance in 2020 is due to the political uncertainty of the country. See Note 2(c).

(iii)
As of December 31, 2021, the Group maintains 80,541 certificates of deposits BCRP (153,760 as of December 31, 2020); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles. The decrease in the balance is mainly due to the maturity of these instruments.

(iv)	As of December 31, 2021 and 2020, the balance of securitization instruments includes the following:

	2021	2020
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	142,629	164,091
ATN S.A.	98,525	99,112
Colegios Peruanos S.A.	68,714	63,268
Costa de Sol S.A.	46,502	51,483
Nessus Hoteles Perú S.A.	38,547	40,050
Fábrica Nacional de Cemento S.A.	28,187	34,537
Concesionaria La Chira S.A.	27,370	32,138
Homecenters Peruanos S.A.	27,206	32,308
Industrias de Aceite S.A.	−	37,175
Others (less than S/28.2 million and S/30.5 million, respectively)	243,709	191,418
Total	721,389	745,580

The instruments have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana S.A.), and accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (ATN S.A.).

(v)
As of December 31, 2021, the balance corresponds to certificates for US$0.67 million, equivalent to S/2.7 million, in soles currency for S/6.8 million; and in other currencies, equivalent to S/615.1 million issued mainly by the financial system of Colombia and Bolivia (US$6.65 million, equivalent to S/24.1 million; and in other currencies, equivalent to S/861.8 million, issued by the system of Colombia and Bolivia, as of December 31, 2020).

Likewise, as of December 31, 2021, the Group maintains CCS, which were designated as cash flow hedges of certain certificates for a notional amount of S/75.5 million (S/405.2 million, as of December 31, 2020), see Note 13(c); by means of said CCS, the certificates were economically converted to soles at a fixed rate.

c)	Amortized cost investments consist of the following:

	2021
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds (i)	7,438,364	7,169,787
Corporate bonds (i)	420,263	419,069
Subordinated bonds (i)	86,861	86,412
Certificates of payment on work progress (CRPAO) (ii)	74,499	19,310
Foreign government bonds (i)	74,122	73,645
Sub total	8,094,109	7,768,223
Accrued interest	171,450	171,450
Total	8,265,559	7,939,673

	2020
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds (i)	4,739,588	5,438,925
Certificates of payment on work progress (CRPAO) (ii)	89,084	93,591
Foreign government bonds (i)	28,909	28,695
Sub total	4,857,581	5,561,211
Accrued interest	104,801	104,801
Total	4,962,382	5,666,012

The expected loss of investments at amortized cost as of December 31, 2021 and 2020 is S/2.8 million and S/0.7 million, respectively.

(i)
As of December 31, 2021, said bonds have maturities between January 2022 and February 2042, accruing interest at an annual effective interest rate between 3.62 percent and 6.77 percent on bonds denominated in soles, between 0.71 percent and 4.50 percent on bonds denominated in US dollar, and between 0.00 percent and 2.96 percent annual on bonds issued in other currencies (as of December 31, 2020, have maturities between January 2021 and February 2042, accruing interest at an annual effective interest rate between 0.74 percent and 5.06 percent on bonds denominated in soles and between 0.00 percent and 3.05 percent on bonds issued in other currencies).

It is worth mentioning that the instruments with an interest rate of 0.00 percent corresponds to bonds issued by the Colombian Government, whose issue indicators on the date of acquisition were at very low levels; however, MiBanco Colombia invested in these instruments because it is a Colombian company that must invest in them according to local regulations, with the objective that the funds acquired by the Colombian Government are destined for the development and incentive of certain economic sectors.

Likewise, Credicorp Management has determined that as of December 31, 2021, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2021, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/3,854.0 million (S/2,766.2 million as of December 31, 2020), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(ii)
As of December 31, 2021, there are 89 certificates of Annual Recognition of Payment on Work Progress - CRPAO from Spanish acronym (121 CRPAOs as of December 31, 2020), issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2022 and April 2026, accruing interest at an annual effective rate between 2.32 percent and 4.26 percent (between January 2021 and April 2026, accruing interest at an annual effective rate between 2.42 percent and 3.47 percent as of December 31, 2020).

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2021
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost

	S/(000)	S/(000)	S/(000)

Up to 3 months	1,172,834	8,117,458	78,311
From 3 months to 1 year	209,172	3,683,466	296,699
From 1 to 3 years	746,115	4,804,229	1,641,340
From 3 to 5 years	136,444	4,111,276	459,363
More than 5 years	1,020,840	13,266,254	5,618,396
Without maturity	2,633,794	377,828	−
Total	5,919,199	34,360,511	8,094,109

	2020
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost

	S/(000)	S/(000)	S/(000)

Up to 3 months	1,973,038	14,564,360	11,518
From 3 months to 1 year	94,554	2,606,845	42,397
From 1 to 3 years	462,168	4,272,547	163,120
From 3 to 5 years	486,310	3,770,438	631,740
More than 5 years	1,290,057	17,617,068	4,008,806
Without maturity	2,147,970	502,550	−
Total	6,454,097	43,333,808	4,857,581

7	LOANS, NET

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Direct loans -
Loans	120,621,183	115,213,536
Leasing receivables	6,446,450	5,775,917
Credit cards	5,626,026	5,629,189
Factoring receivables	3,572,697	2,153,689
Discounted notes	2,718,321	1,483,723
Advances and overdrafts in current account	69,238	52,807
Refinanced loans	1,800,465	1,669,395
Total direct loans	140,854,380	131,978,256

Internal overdue loans and under legal collection loans	5,562,439	4,685,569
	146,416,819	136,663,825
Add (less) -
Accrued interest	1,280,262	1,197,489
Unearned interest	(99,669)	(201,429)
Total direct loans	147,597,412	137,659,885
Expected loss provision for direct loans (c)	(8,477,308)	(9,898,760)
Total direct loans, net	139,120,104	127,761,125

The credits granted as part of the Reactiva Perú program are guaranteed by the Peruvian Government. The total granted through this program as of December 31, 2021 is S/18,404.6 million (S/24,286.5 million as of December 31, 2020). Likewise, as of December 31,2021, loans from the Reactiva Perú program were rescheduled for an amount of S/7,539.9 million. Likewise, the Group has repurchase agreements which guarantees are detailed in Note 5(c). See more details of this program in the Note 2(b).

The government, to serve small companies that the Reactiva Perú program does not reach, has established the Business Support Fund for the MYPE (FAE-MYPE) which represents for MiBanco a total of S/14.8 million and S/209.9 million for FAE-MYPE 1 and FAE-MYPE 2, respectively as of December 31, 2021 (S/79.9 million and S/273.6 million for FAE-MYPE 1 and FAE-MYPE 2, respectively as of December 31, 2020). Likewise, as of December 31,2021, loans from the FAE-MYPE 2 program were rescheduled for an amount of S/55.9 million. See more details of this program in the Note 2(b).

Due COVID-19 Pandemic effects, BCP and MiBanco, the main Subsidiaries of Credicorp have offered its clients the opportunity to reschedule their loans for 30 or 90 days without incurring in overdue fees and interest on capital. As of December 31, 2021, the rescheduled portfolio amounted to S/20,961.1 million (S/24,813.2 million as of December 31, 2020).

In the loan portfolio, the most vulnerable microfinance operations correspond to Mibanco, and in BCP stand-alone to the Pyme and consumer loans, where debt reprogramming rates reached 5.3 percent, 34.0 percent and 11.4 percent respectively as of December 31, 2021 (15.3 percent, 20.8 percent and 33.5 percent respectively as of December 31, 2020).

b)	As of December 31, 2021 and 2020, the composition of the gross credit balance is as follows:

	2021	2020
	S/(000)	S/(000)

Direct loans	146,416,819	136,663,825
Indirect loans, Note 21(a)	22,914,343	20,973,810
Due fom customers on banker’s acceptances 3(r)	532,404	455,343
Total	169,863,566	158,092,978

The movement of gross balance of loan portfolio by stages is as follows for the periods of 2021 and 2020:

Stage 1	Balance at December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Transfers between classes of loans		Exchange differences and others	Balance at December 31, 2021

Loans by class								Sale of loan portfolio
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	84,366,795	(13,032,923)	(912,504)	8,283,495	464,932	5,398,312	1,482,015	−	4,231,341	90,281,463
Residential mortgage loans	18,063,315	(2,595,038)	(226,183)	1,622,944	76,745	1,378,089	(45,768)	(474)	428,559	18,702,189
Micro-business loans	11,580,793	(12,106,836)	(332,694)	4,401,320	142,517	9,164,707	(2,193,954)	−	147,843	10,803,696
Consumer loans	9,980,504	(4,602,656)	(685,511)	1,961,919	72,304	4,394,600	757,707	−	114,956	11,993,823
Total	123,991,407	(32,337,453)	(2,156,892)	16,269,678	756,498	20,335,708	−	(474)	4,922,699	131,781,171

Stage 2	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	10,090,159	(8,283,495)	(3,350,523)	13,032,923	800,280	(2,042,256)	800,739	−	294,582	11,342,409
Residential mortgage loans	1,360,460	(1,622,944)	(516,497)	2,595,038	185,299	(255,142)	(5,529)	−	17,440	1,758,125
Micro-business loans	8,451,947	(4,401,320)	(1,921,386)	12,106,836	164,077	(4,686,408)	(794,634)	−	8,246	8,927,358
Consumer loans	2,584,176	(1,961,919)	(854,967)	4,602,656	214,329	(1,666,707)	(576)	−	4,083	2,921,075
Total	22,486,742	(16,269,678)	(6,643,373)	32,337,453	1,363,985	(8,650,513)	−	−	324,351	24,948,967

Stage 3	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write-offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	6,850,481	(464,932)	(800,280)	912,504	3,350,523	(1,413,990)	5,957	(30,101)	346,581	8,756,743
Residential mortgage loans	1,144,605	(76,745)	(185,299)	226,183	516,497	(270,401)	(3,696)	(9,126)	29,128	1,371,146
Micro-business loans	1,978,448	(142,517)	(164,077)	332,694	1,921,386	(2,017,681)	(9,675)	(6,629)	14,261	1,906,210
Consumer loans	1,641,295	(72,304)	(214,329)	685,511	854,967	(1,808,007)	7,414	(1,237)	6,019	1,099,329
Total	11,614,829	(756,498)	(1,363,985)	2,156,892	6,643,373	(5,510,079)	−	(47,093)	395,989	13,133,428

Consolidated 3 Stages
Loans by class	Balance at December 31, 2020	Loan write-offs	New loans, liquidation and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	101,307,435	(157,472)	2,099,538	2,288,711	(30,101)	4,872,504	110,380,615
Residential mortgage loans	20,568,380	(30,217)	882,763	(54,993)	(9,600)	475,127	21,831,460
Micro-business loans	22,011,188	(1,477,691)	3,938,309	(2,998,263)	(6,629)	170,350	21,637,264
Consumer loans	14,205,975	(1,263,951)	2,183,837	764,545	(1,237)	125,058	16,014,227
Total	158,092,978	(2,929,331)	9,104,447	−	(47,567)	5,643,039	169,863,566

Stage 1	Balance at December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	75,838,248	(11,454,423)	(1,156,992)	6,357,672	208,847	9,161,013	3,077,315	−	2,335,115	84,366,795
Residential mortgage loans	17,903,028	(2,119,501)	(85,736)	965,659	10,610	1,064,765	7,965	−	316,525	18,063,315
Micro-business loans	13,782,323	(12,403,714)	(395,404)	2,699,000	117,762	10,635,242	(3,006,249)	−	151,833	11,580,793
Consumer loans	12,222,858	(4,958,492)	(769,528)	2,018,818	21,518	1,438,695	(79,031)	−	85,666	9,980,504
Total	119,746,457	(30,936,130)	(2,407,660)	12,041,149	358,737	22,299,715	−	−	2,889,139	123,991,407

Stage 2	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	4,883,039	(6,357,672)	(1,690,324)	11,454,423	301,053	421,704	915,980	−	161,956	10,090,159
Residential mortgage loans	778,702	(965,659)	(276,415)	2,119,501	7,597	(317,002)	173	−	13,563	1,360,460
Micro-business loans	1,839,597	(2,699,000)	(1,001,599)	12,403,714	95,468	(1,283,205)	(906,426)	−	3,398	8,451,947
Consumer loans	2,210,504	(2,018,818)	(1,235,709)	4,958,492	62,822	(1,385,764)	(9,727)	−	2,376	2,584,176
Total	9,711,842	(12,041,149)	(4,204,047)	30,936,130	466,940	(2,564,267)	−	−	181,293	22,486,742

Stage 3	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write-offs and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,771,417	(208,847)	(301,053)	1,156,992	1,690,324	606,823	9,933	(14,938)	139,830	6,850,481
Residential mortgage loans	994,991	(10,610)	(7,597)	85,736	276,415	(207,041)	1	(8,167)	20,877	1,144,605
Micro-business loans	1,350,858	(117,762)	(95,468)	395,404	1,001,599	(566,112)	2,738	(3,934)	11,125	1,978,448
Consumer loans	848,650	(21,518)	(62,822)	769,528	1,235,709	(1,115,561)	(12,672)	(3,607)	3,588	1,641,295
Total	6,965,916	(358,737)	(466,940)	2,407,660	4,204,047	(1,281,891)	−	(30,646)	175,420	11,614,829

Consolidated 3 Stages
Loans by class	Balance at December 31, 2019	Loan write-offs	New loans, liquidation and forgivens, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	84,492,704	(115,471)	10,305,011	4,003,228	(14,938)	2,636,901	101,307,435
Residential mortgage loans	19,676,721	(39,862)	580,584	8,139	(8,167)	350,965	20,568,380
Micro-business loans	16,972,778	(506,473)	9,292,398	(3,909,937)	(3,934)	166,356	22,011,188
Consumer loans	15,282,012	(531,964)	(530,666)	(101,430)	(3,607)	91,630	14,205,975
Total	136,424,215	(1,193,770)	19,647,327	−	(30,646)	3,245,852	158,092,978

c)
As of December 31, 2021, and 2020, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans and indirect loans and due from customers on banker’s acceptances:

Stage 1						New loans,
Loans by class	Balance at December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	721,503	(336,903)	(21,434)	305,143	29,199	(3,446)	(178,612)	67,526	−	24,904	607,880
Residential mortgage loans	157,935	(46,021)	(3,699)	60,588	39,211	48,386	(184,733)	158	−	4,881	76,706
Micro-business loans	610,188	(659,532)	(18,743)	276,189	25,295	834,576	(583,915)	(63,200)	−	13,304	434,162
Consumer loans	355,436	(305,127)	(25,628)	202,265	82,773	204,751	(199,591)	(4,484)	−	7,202	317,597
Total	1,845,062	(1,347,583)	(69,504)	844,185	176,478	1,084,267	(1,146,851)	−	−	50,291	1,436,345

Stage 2	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	666,002	(305,143)	(299,463)	336,903	97,276	(197,390)	264,953	83,136	−	6,507	652,781
Residential mortgage loans	111,739	(60,588)	(45,120)	46,021	94,787	10,612	(61,872)	(298)	−	2,107	97,388
Micro-business loans	1,087,978	(276,189)	(383,355)	659,532	67,236	(479,918)	31,194	(81,319)	−	96	625,255
Consumer loans	946,312	(202,265)	(412,088)	305,127	188,858	(334,140)	147,216	(1,519)	−	262	637,763
Total	2,812,031	(844,185)	(1,140,026)	1,347,583	448,157	(1,000,836)	381,491	−	−	8,972	2,013,187

Stage 3	Balance at December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2021

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,229,427	(29,199)	(97,276)	21,434	299,463	(471,283)	742,567	(26,219)	(27,726)	89,604	2,730,792
Residential mortgage loans	639,750	(39,211)	(94,787)	3,699	45,120	(174,618)	410,446	(1,867)	(5,613)	17,720	800,639
Micro-business loans	1,445,988	(25,295)	(67,236)	18,743	383,355	(1,804,583)	1,166,499	22,871	(6,335)	14,625	1,148,632
Consumer loans	1,463,365	(82,773)	(188,858)	25,628	412,088	(1,618,776)	924,246	5,215	(1,159)	2,440	941,416
Total	5,778,530	(176,478)	(448,157)	69,504	1,140,026	(4,069,260)	3,243,758	−	(40,833)	124,389	5,621,479

Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2020	Loan write-offs and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020 (**)

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,616,932	(160,079)	(512,040)	828,908	124,443	(27,726)	121,015	3,991,453
Residential mortgage loans	909,424	(39,189)	(76,431)	163,841	(2,007)	(5,613)	24,708	974,733
Micro-business loans	3,144,154	(1,517,271)	67,346	613,778	(121,648)	(6,335)	28,025	2,208,049
Consumer loans	2,765,113	(1,349,843)	(398,322)	871,871	(788)	(1,159)	9,904	1,896,776
Total	10,435,623	(3,066,382)	(919,447)	2,478,398	−	(40,833)	183,652	9,071,011

Stage 1						New loans,
Loans by class	Balance at December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	388,685	(319,248)	(22,486)	316,999	17,175	30,824	107,989	155,568	−	45,997	721,503
Residential mortgage loans	38,085	(43,170)	(1,721)	31,320	4,980	30,797	92,322	258	−	5,064	157,935
Micro-business loans	425,642	(854,632)	(63,397)	324,242	26,997	551,140	199,197	(14,574)	−	15,573	610,188
Consumer loans	248,355	(392,000)	(45,561)	418,592	29,305	422,158	(191,856)	(141,252)	−	7,695	355,436
Total	1,100,767	(1,609,050)	(133,165)	1,091,153	78,457	1,034,919	207,652	−	−	74,329	1,845,062

Stage 2	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	166,135	(316,999)	(118,072)	319,248	42,832	4,911	473,890	91,534	−	2,523	666,002
Residential mortgage loans	25,684	(31,320)	(19,698)	43,170	3,977	(24,980)	113,363	4	−	1,539	111,739
Micro-business loans	249,960	(324,242)	(275,227)	854,632	51,478	(231,405)	851,228	(88,758)	−	312	1,087,978
Consumer loans	513,431	(418,592)	(650,885)	392,000	57,554	(285,948)	1,341,355	(2,780)	−	177	946,312
Total	955,210	(1,091,153)	(1,063,882)	1,609,050	155,841	(537,422)	2,779,836	−	−	4,551	2,812,031

Stage 3	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation, write-offs and forgivens, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,315,227	(17,175)	(42,832)	22,486	118,072	(154,589)	989,400	(22,478)	(13,124)	34,440	2,229,427
Residential mortgage loans	472,711	(4,980)	(3,977)	1,721	19,698	(102,806)	247,475	1	(4,523)	14,430	639,750
Micro-business loans	960,885	(26,997)	(51,478)	63,397	275,227	(683,408)	870,928	31,414	(3,511)	9,531	1,445,988
Consumer loans	702,959	(29,305)	(57,554)	45,561	650,885	(954,465)	1,113,651	(8,937)	(2,332)	2,902	1,463,365
Total	3,451,782	(78,457)	(155,841)	133,165	1,063,882	(1,895,268)	3,221,454	−	(23,490)	61,303	5,778,530
Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2019	Loan write-offs and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2020 (**)

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,870,047	(141,669)	22,815	1,571,279	224,624	(13,124)	82,960	3,616,932
Residential mortgage loans	536,480	(46,519)	(50,470)	453,160	263	(4,523)	21,033	909,424
Micro-business loans	1,636,487	(529,268)	165,595	1,921,353	(71,918)	(3,511)	25,416	3,144,154
Consumer loans	1,464,745	(551,662)	(266,593)	2,263,150	(152,969)	(2,332)	10,774	2,765,113
Total	5,507,759	(1,269,118)	(128,653)	6,208,942	−	(23,490)	140,183	10,435,623

(*)
The movement includes the following effects: (i) calibrations to the PD, LGD and EAD models; (ii) updates to macroeconomic models and projections; (iii) increase or decrease of credit risk of loans due to stage changes; (iv) increase or decrease of credit risk of loans that remain in the same stage.

(**)
The movement in the allowance for loan losses of the period 2021 includes the allowance for direct and indirect loans for approximately S/8,477.3 million y S/593.7 million, respectively (approximately S/9,898.8 million and S/536.9 million, respectively, at December 31, 2020). The expected loan loss for indirect loan is included in “Other liabilities” of the consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2021 and 2020 has been established in accordance with IFRS 9 and is sufficient to cover losses on the loan portfolio.

Gross balance of direct loans, indirect loans and from customers on banker’s acceptances portfolio:

As of December 31, 2021, the gross balance of direct and indirect loans increased compared to December 31, 2020. This was mainly driven by disbursement in the Wholesale Banking portfolio of BCP Stand-alone, due to the economic reactivation after the Pandemic. Microbusiness is the only segment where the loans decreased, due to operations that were reclassified as Commercial loans. In addition, approximately 800.0 million soles migrated from Commercial loans to Consumer loans, because ASB started to comply with Panamá regulation.

Additionally, it is important to note there have been significant movements between stages, due to the end of the grace period of loans disbursed under the program Reactiva Perú, part of which went from Stage 1 to Stage 2 or Stage 3 depending on the increase in their level of credit risk. In addition, a considerable amount of the impairments generated by the Pandemic have materialized, moving to Stage 3. This was partially offset by the high volume of write-offs registered in BCP Stand-alone and Mibanco Perú.

Allowance for loan losses from direct loans, indirect loans and from customers on banker’s acceptances:

As of December 31, 2021, the gross balance of direct and indirect loans decreased compared to December 31, 2020. This was mainly driven by: (i) calibrations of the internal credit risk models, both PD and LGD, which generated a decrease in Stage 1 and 2, which was partially offset by updates to macroeconomic models and projections; (ii) high volume of write-offs, which generated a decrease in Stage 3, mostly due to the impairments generated by the Pandemic, mainly in BCP Stand-alone and Mibanco Perú.

The explanation of the calibrations made to the internal credit risk models is detailed on the note 34.1(c).

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2021 and 2020 by maturity based on the remaining period to the payment due date:

	2021	2020
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	64,096,027	51,346,112
From 1 to 3 years	36,354,113	40,897,556
From 3 to 5 years	9,327,203	12,812,446
From 5 to 15 years	26,926,208	23,115,920
More than 15 years	4,150,829	3,806,222
	140,854,380	131,978,256

Internal overdue loans -
Overdue up to 90 days	1,353,655	984,630
Over 90 days	4,208,784	3,700,939
	5,562,439	4,685,569

Total	146,416,819	136,663,825

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from these assets is shown in “Net premiums earned” in the consolidated statement of income. The composition of the generated returns is presented below:

	2021	2020
	S/(000)	S/(000)

Net profit on sale and fluctuations of financial investments	44,763	106,366
Dividends, interests and others	9,900	9,261
Total	54,663	115,627

As of December 31, 2021, financial markets have been affected by the fluctuations that occurred after the appearance of the new variants of COVID-19 (Delta and Omicron, mainly), generating an increase in the number of infections at a global level together with the implementation of restrictions and confinements in most countries amid doubts about the degree of transmissibility and resistance to vaccines. Despite this, economic indicators remained strong, reflecting the global economic recovery, generating negative results in equities and slightly negative results in fixed income. In addition, one of the concerns generated by this was the substantial increase in inflation across the board, which resulted in announcements of the withdrawal of monetary stimuli by the different central banks and an increase in interest rates.

At the date of this report, there has been a recovery of the global indices, and what Credicorp seeks is to control the volatility of the portfolio in order to minimize the losses of our clients in these difficult times.

The offsetting of this effect is included in the technical reserve adjustment, which is part of the item “Net premiums earned” of the consolidated statement of income, see Note 25.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)
As of December 31, 2021 and 2020, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/921.1 million and S/937.2 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Balances as of January 1	919,419	791,704	842,043
Reported claims of premiums ceded, Note 26	542,341	283,041	321,375
Reserve risk in progress of premiums ceded, Note 25 a (***)	8,996	23,186	(14,935)
Premiums assumed	803	−	668
Settled claims of premiums ceded by reinsurance contracts	(419,342)	(229,729)	(226,769)
Collections and others, net (i)	146,162	51,217	(130,678)
Balances at the end of the period	1,198,379	919,419	791,704

December 31, 2021 and 2020 accounts receivable include S/299.0 million and S/282.2 million, respectively, which correspond to the technical reserves of the ceded portion of premiums to reinsurers.

(i)
As of December 31, 2021, the balance consists mainly of collections made to reinsurers by S/110.3 million and the effect of exchange difference for approximately S/64.9 million; As of December 31, 2020, collections made were reduced for S/10.0 million and the effect of exchange difference for S/55.0 million.

Accounts Payable:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Balances as of January 1	338,446	216,734	291,693
Premiums ceded for automatic contracts (mainly excess of loss), Note 25 a (***)	355,356	244,112	254,839
Premiums ceded to reinsurers in facultative contracts, Note 25 a (***)	392,346	327,098	289,386
Coinsurance granted	8,154	753	4,332
Payments and other, net (i)	(630,477)	(450,251)	(623,516)
Balances at the end of the period	463,825	338,446	216,734

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

(i)
As of December 31, 2021, the balance consists mainly of collections made to reinsurers by S/608.7 million and the effect of exchange difference for approximately S/11.9 million, As of December 31, 2020, collections made amounted to S/471.2 million and the effect of exchange difference for S/4.1 million and other minors.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2021, 2020, and 2019 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2021	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	403,205	1,171,785	675,940	474,432	612,891	115,407	61,542	3,515,202	3,512,477	3,573,580
Additions	3,657	9,348	8,030	13,062	28,527	4,527	40,639	107,790	98,120	134,776
Acquisition of business, Note 2(a)	−	−	−	−	−	−	−	−	−	29,893
Transfers	873	(4,621)	44,549	1,735	5,395	4,945	(52,876)	−	−	−
Disposals and others	(5,879)	(19,006)	(8,343)	(24,223)	(44,426)	(9,229)	(10,996)	(122,102)	(95,395)	(225,772)
Balance as of December 31	401,856	1,157,506	720,176	465,006	602,387	115,650	38,309	3,500,890	3,515,202	3,512,477

Accumulated depreciation -
Balance as of January 1	−	689,061	503,973	318,705	537,990	90,598	−	2,140,327	2,084,304	2,092,878
Depreciation of the period	−	30,750	30,838	31,594	41,131	5,860	−	140,173	142,092	146,066
Acquisition of business, Note 2(a)	−	−	−	−	−	−	−	−	−	19,299
Transfers	−	(1,151)	1,151	2	(2)	−	−	−	−	−
Disposals and others	−	(7,113)	(8,343)	(23,123)	(44,426)	(5,384)	−	(88,389)	(86,069)	(173,939)
Balance as of December 31	−	711,547	527,619	327,178	534,693	91,074	−	2,192,111	2,140,327	2,084,304

Net carrying amount	401,856	445,959	192,557	137,828	67,694	24,576	38,309	1,308,779	1,374,875	1,428,173

Banks, financial institutions and insurance entities operating in Perú are not allowed to pledge their fixed assets.

During 2021, the Bank as part of the investment in fixed assets made annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina , San Pedro and Lima office. During 2020, the Bank as part of the investment in fixed assets made annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina and the comprehensive remodeling of the Café Dasso office. During 2019, the Bank has made disbursements mainly related to the remodeling of its headquarters in La Molina and integral remodeling to the Sucursal Cusco.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2021, 2020 and 2019 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2021, 2020 and 2019 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2021	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	384,521	171,864	103,700	21,100	3,014,099	550,639	47,941	4,293,864	3,804,989	3,406,333
Additions	−	−	−	−	104,890	427,354	−	532,244	535,241	371,957
Acquisition of business, Note 2(a)	−	−	−	−	−	−	−	−	−	126,128
Transfers	−	−	−	−	283,263	(283,263)	−	−	−	−
Disposals and others	(4,108)	−	(8,322)	−	(42,257)	(37,818)	(25,298)	(117,803)	(46,366)	(99,429)
Balance as of December 31	380,413	171,864	95,378	21,100	3,359,995	656,912	22,643	4,708,305	4,293,864	3,804,989

Accumulated amortization -
Balance at January 1	273,968	46,479	19,369	21,100	2,082,795	−	31,755	2,475,466	2,138,724	1,941,961
Amortization of the period	18,601	7,061	4,434	−	347,359	−	4,339	381,794	355,818	308,966
Acquisition of business, Note 2(a)	−	−	−	−	−	−	−	−	−	3,104
Disposals and others	(1,378)	−	(1,858)	−	(31,385)	−	(27,555)	(62,176)	(19,076)	(115,307)
Balance as of December 31	291,191	53,540	21,945	21,100	2,398,769	−	8,539	2,795,084	2,475,466	2,138,724

Net carrying amount	89,222	118,324	73,433	−	961,226	656,912	14,104	1,913,221	1,818,398	1,666,265

During 2021, the Group has made disbursements mainly related with the implementation and development of various IT projects such as Data Lake - Data Vault, Mobile Banking I14, Telephone Banking by Voice Call I15 and improvements in Yape, among others. During 2020, the Group has made disbursements mainly related with the implementation and development of various IT projects such as Identify Access Management, Bidirectional Communication for Fraud alerts, HomeBanking 2.0 projects, among others. During 2019, the Group has made disbursements mainly related with the implementation and development of various IT projects such as DataLake, Holístico, SpotLigth, DWH, Operating Model, Client 360, Connex, Mainframe, Kalignite NDC, Small and medium businesses. Likewise, as of December 31, 2021, 2020 and 2019, the net carrying value of intangibles doesn’t xceed their recoverable value.

(i)	Client relationships -

This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	57,613	69,974
Credicorp Capital Holding Chile - Inversiones IMT	17,679	20,782
Ultraserfinco	10,148	12,592
Tenpo	1,930	2,031
Culqi	1,852	2,167
MiBanco	−	3,007
Net carrying amount	89,222	110,553

(ii)	Brand name –

This item consists of the following:

	2021	2020
	S/(000)	S/(000)

MiBanco	117,670	124,610
Culqi	654	775
Net carrying amount	118,324	125,385

(iii)	Fund management contract -

This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Credicorp Capital Colombia	36,724	42,328
Credicorp Capital Holding Chile - Inversiones IMT	33,717	38,553
Ultrasefinco S.A.	2,992	3,450
Net carrying amount	73,433	84,331

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2021	2020
	S/(000)	S/(000)
MiBanco - Edyficar Perú	273,694	273,694
MiBanco Colombia (antes Bancompartir)	124,746	135,658
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	114,714	124,447
Banco de Crédito del Perú	52,359	52,359
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	24,444	26,602
Tenpo Prepago S.A. (before "Multicaja Prepago S.A.")	13,719	14,956
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2,297	2,297
Crediseguro Seguros Personales	96	96
Net carrying amount	796,859	820,899

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance from Credicorp Holding Colombia (due to the acquisition of Credicorp Capital Colombia S.A and Banco Compartir S.A.) and Krealo SpA (due to the acquisition of Tenpo SpA and Multicaja Prepago S.A.) are affected by the volatility effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd and subsidiaries.

During 2021, the group didn’t register an impairment. During 2020, the Group recorded a gross impairment loss amounting to S/64.0 million for MiBanco Colombia (before Banco Compartir S.A.) as a result of its assessment of the recoverable amount (S/54.0 million of impairment correspond to the participation of Credicorp and 10.0 million correspond to the minority participation). For the determination this impairment, a fair value of 366,691 Colombian Pesos was estimated, equivalent to US$95.7 million, and a book value of 434,825 Colombian Pesos, equivalent to US$113.4 million. For the estimation, a discount rate of 13.2 percent and a growth rate in perpetuity of 4.0 percent were used as assumptions. Likewise, payments from 2021 to 2025 of 0.0 percent, 98.0 percent, 94.0 percent, 94.0 percent and 80.0 percent, respectively, and a perpetual payment of 80.0 percent, have been considered. Finally, the dividend tax rate considered has been 10.0 percent and the exchange rate of the Colombian Peso to the dollar was 3.833.

The following table summarizes the key assumptions used for the calculation of fair value fewer selling costs in 2021 and 2020:

	2021
Description	Terminal value growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	3.00	11.78
Prima AFP - AFP Unión Vida	1.00	12.62
Credicorp Capital Colombia	3.80	12.90
Banco de Crédito del Perú	5.00	10.76
Pacífico Seguros (*)	5.00	10.29 and 11.07
Atlantic Security Holding Corporation	2.00	11.00
Mibanco Colombia - Bancompartir	4.00	13.05
Tenpo	2.00	25.00
Compañía Incubadora de Soluciones Móviles S.A - Culqi	2.00	25.00

	2020
Description	Terminal value growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	3.00	12.19
Prima AFP - AFP Unión Vida	1.00	11.43
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	10.93
Pacífico Seguros (*)	5.00	10.44 and 11.81
Atlantic Security Holding Corporation	2.00	11.29
Mibanco Colombia - Bancompartir	4.00	13.20
Tenpo	5.00	25.00
Compañía Incubadora de Soluciones Móviles S.A - Culqi	5.00	25.00

(*)	As of December 31, 2021 and 2020, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the specific risks to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market specific risk premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

The key assumptions described above may change if the conditions of the economy and market change.  At December 31, 2021 and 2020, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property: Agencies and offices	Servers and technology platforms	Transport units	Other leases	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1,	797,854	161,634	2,855	27,805	990,148	997,817
Additions	89,631	−	696	19,678	110,005	194,501
Disposal and others	(118,304)	(10,499)	(820)	(1,175)	(130,798)	(202,170)
Balance as of December 31	769,181	151,135	2,731	46,308	969,355	990,148

Accumulated depreciation -
Balance as of January 1,	257,432	20,754	1,953	7,081	287,220	175,977
Depreciation of the period	124,570	28,858	519	7,340	161,287	172,005
Disposal and others	(57,758)	(5,662)	(820)	(1,329)	(65,569)	(60,762)
Balance as of December 31	324,244	43,950	1,652	13,092	382,938	287,220

Net carrying amount	444,937	107,185	1,079	33,216	586,417	702,928

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (b)	1,524,407	1,307,187
Derivatives receivable (c)	1,661,628	1,214,497
Operations in process (d)	195,875	245,303
Receivables from sale of investments (e)	76,852	271,066
	3,458,762	3,038,053

Non-financial instruments:
Deferred fees (f)	967,622	1,039,557
Investment in associates (g)	658,697	645,886
Investment properties, net (h)	469,113	466,859
Income tax prepayments, net	436,961	303,838
Adjudicated assets, net	136,125	135,089
Improvements in leased premises	65,867	90,146
VAT (IGV) tax credit	50,120	49,364
Others	9,241	9,198
	2,793,746	2,739,937
Total	6,252,508	5,777,990

	2021	2020
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (i)	2,103,062	1,788,956
Derivatives payable (c)	1,524,761	1,205,213
Salaries and other personnel expenses	825,000	591,541
Allowance for indirect loan losses, Note 7(c)	593,703	536,863
Accounts payable for acquisitions of investments (e)	241,026	260,786
Operations in process (d)	51,763	72,800
Dividends payable (j)	18,880	22,808
	5,358,195	4,478,967
Non-financial instruments:
Provision for sundry risks (k)	614,012	514,382
Taxes	337,511	293,873
Others	211,661	199,937
	1,163,184	1,008,192
Total	6,521,379	5,487,159

b)
As of December 31, 2021, the balance corresponds mainly to margin call of derivative transactions for S/410.3 million, tax works for S/178.3 million, accounts receivable from Visa for payments to establishments for S/111.0 million, accounts receivable for sale of deferred currency for S/89.7 million, taxes paid on behalf of third parties and other tax-related accounts receivable for S/73.7 million, account receivable for financial intermediation for S/27.3 million, accounts receivable from associated companies for S/6.6 million, among others (as of December 31, 2020, the balance consisted mainly of margin call from derivative operations for S/242.3 million, tax works for S/169.8 million, account receivable from Visa for payments to establishments for S/81.1 million, taxes paid on account to third parties and other accounts receivable related to taxes for S/75.3 million, account receivable for financial intermediation for S/64.4 million, account receivable for sale of deferred currency for S/60.2 million, account receivable from associate for S/6.5 million, among others).

c)
The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2021 and 2020 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which the fair value of derivatives is measured.

		2021				2020				2021 and 2020
		Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading (i) -
Foreign currency forwards		344,780	387,371	28,618,406	January 2022 / June 2023	256,891	257,999	22,030,623	January 2021 / October 2022	-
Interest rate swaps		367,906	320,186	26,878,186	January 2022 / December 2031	600,718	613,624	20,447,415	January 2021 / December 2031	-
Currency swaps		860,170	795,845	15,935,149	January 2022 / January 2033	323,425	181,454	9,095,243	January 2021 / January 2033	-
Foreign exchange options		2,485	3,258	576,398	January 2022 /December 2022	2,673	3,547	426,848	January 2021 / June 2021	-
Futures		19	405	72,165	March 2022 / November 2022	2,694	2,616	32,589	March 2021	-
		1,575,360	1,507,065	72,080,304		1,186,401	1,059,240	52,032,718
Derivatives held as hedges
Cash flow hedges -
Interest rate swaps (IRS)	17(a)(v)	−	1,076	119,610	March 2022	−	2,525	108,630	March 2022	Bonds issued
Interest rate swaps (IRS)	15(b)(ii)	−	−	−	-	−	315	362,100	March 2021	Debt to banks
Interest rate swaps (IRS)	17(a)(viii)	−	−	−	-	−	1,473	253,470	March 2021	Bonds issued
Interest rate swaps (IRS)	15(b)(iv)	−	−	−	-	−	72	181,050	March 2021	Debt to banks
Interest rate swaps (IRS)	15(b)(iii)	−	−	−	-	−	60	181,050	March 2021	Debt to banks
Cross currency swaps (CCS)	17(a)(ii)	36,512	−	199,350	January 2025	5,090	−	181,050	January 2025	Bonds issued
Cross currency swaps (CCS)	5(c)(i)	16,972	−	179,415	August 2026	−	29,001	162,945	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(ii)	12,845	−	99,675	August 2026	−	11,797	90,525	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6(b)(i)(v)	19,939	4,126	154,635	January 2022 / September 2024	18,224	74,677	487,046	January 2021 / September 2024	Investments (*)
Cross currency swaps (CCS)	17(a)(vi)	−	216	173,215	December 2023	4,782	−	175,345	August 2021	Bonds issued

Fair value hedges -
Interest rate swaps (IRS)	6(b)	−	12,278	636,405	March 2022 / May 2023	−	26,053	628,677	March 2022 / May 2023	Investments (*)
		86,268	17,696	1,562,305		28,096	145,973	2,811,888
		1,661,628	1,524,761	73,642,609		1,214,497	1,205,213	54,844,606

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2021 and 2021.

The increase in the nominal value of currency swaps as of December 31, 2021 respect to December 31, 2020 is mainly due to new operations with the BCRP.

(i)
Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	2021						2020
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	193,678	148,219	2,883	−	−	344,780	148,076	108,541	274	−	−	256,891
Interest rate swaps	16,120	25,612	16,117	51,990	258,067	367,906	4,025	25,005	81,209	46,101	444,378	600,718
Currency swaps	61,522	182,002	219,240	137,046	260,360	860,170	12,324	11,499	122,673	36,219	140,710	323,425
Foreign exchange options	1,287	1,198	−	−	−	2,485	379	2,294	−	−	−	2,673
Futures	−	19	−	−	−	19	2,694	−	−	−	−	2,694
Total assets	272,607	357,050	238,240	189,036	518,427	1,575,360	167,498	147,339	204,156	82,320	585,088	1,186,401

	2021						2020
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	231,022	153,550	2,799	−	−	387,371	145,781	111,956	262	−	−	257,999
Interest rate swaps	13,098	13,481	28,424	40,984	224,199	320,186	12,794	23,211	80,629	64,995	431,995	613,624
Currency swaps	37,410	225,813	211,630	145,507	175,485	795,845	15,122	33,147	86,265	20,344	26,576	181,454
Foreign exchange options	1,102	2,156	−	−	−	3,258	676	2,871	−	−	−	3,547
Futures	405	−	−	−	−	405	2,616	−	−	−	−	2,616
Total liabilities	283,037	395,000	242,853	186,491	399,684	1,507,065	176,989	171,185	167,156	85,339	458,571	1,059,240

(ii)
The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2021					2020
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	191,962	327,914	496,552	−	1,016,428	1,268,082	229,366	275,235	255,963	2,028,646
Cash outflows (liabilities)	(209,707)	(338,518)	(446,582)	−	(994,807)	(1,347,995)	(274,482)	(265,536)	(236,859)	(2,124,872)
Consolidated statement of income	(461)	(20)	197	−	(284)	(4,939)	(5,314)	(4,969)	(25,891)	(41,113)

As of December 31, 2021, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized loss of approximately S/0.3 million and from the revoked hedges, which have an unrealized loss of approximately S/0.7 million (unrealized loss of approximately S/38.2 million from current hedges and unrealized loss for S/2.9 million from revoked hedges, as of December 31, 2020), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 18(c).

d)
Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the interim condensed consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

e)
As of December 31, 2021 and 2020, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month

f)
As of December 31, 2021, the balance corresponds mainly to the payment in advance in favor of Latam Airlines Group S.A. Perú Branch for US$113.9 million, equivalent to S/454.0 million, (US$165.1 million, equivalent to S/507.9 million as of December 31, 2020) on account of the Latam Pass Miles that the Bank has been crediting to its clients for the use of your credit and debit cards, and other financial products BCP Latam Pass. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

g)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/598.1 million and S/603.4 million as of December 31, 2021 and 2020, respectively.

h)	Investment properties -

The movement of investment properties is as follows:

	2021			2020
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	263,439	250,479	513,918	491,366
Additions (i)	12,068	−	12,068	26,533
Sales (ii)	−	−	−	(233)
Disposals and others	(738)	1,687	949	(3,748)
Ending Period	274,769	252,166	526,935	513,918

Accumulated depreciation
Balance at January 1	−	45,649	45,649	39,027
Depreciation for the period	−	7,302	7,302	7,018
Sales (ii)	−	−	−	(148)
Disposals and others	−	3,461	3,461	(248)
Ending Period	−	56,412	56,412	45,649

Impairment losses (iii)	689	721	1,410	1,410

Net carrying amount	274,080	195,033	469,113	466,859

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)
As of December 31, 2021, in order to consolidate the real estate projects, the Group has made disbursements of improvements for S/12.1 million. Among the main disbursements is the IPAE building located in the city of Arequipa for S/5.8 million, Torre Pacifico located in Esquina Tamayo and Juan de Arona in the district of San Isidro, Lima for S/4.3 million and other minor ones for S /2.0 million. As of December 31, 2020, the main additions correspond to the acquisition of land located in the Comas district in the city of Lima for the amount of S/12.5 million. Likewise, in order to consolidate the real estate projects, the Group has made disbursements mainly for the improvements of buildings one of them located in Arequipa for the amount of S/5.1 million, the other located in Trujillo for approximately S/3.8 million and also improvements on the 13th floor of Panorama building located in the district of Santiago de Surco, Lima amounted of S/2.4 million.

(ii)
No sales have been made during the 2021. The amount for sales for the 2020 period is mainly due to the sale of a store N.112 located in the Jr. Huallaga (Lima) building, whose sale value was S/0.08 million (disposal cost amounted to S/0.09 million).

(iii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount.

i)
As of December 31, 2021, the balance mainly corresponds to accounts payable to suppliers for S/208.4 million, accounts payable to policyholders for S/108.1 million, accounts payable for purchase of deferred foreign currency for S/101.6 million, accounts payable to intermediaries for S/90.0 million, accounts payable for premiums to the Deposit Insurance Fund for S/52.7 million, settlement funds of Financiera TFC for S/12.0 million, interbank operations to be settled with the BCRP for S/8.8 million, accounts payable to an associate for S/7.4 million, among others (as of December 31, 2020, the balance corresponds mainly to accounts payable to suppliers for S/215.0 million, accounts payable to policyholders for S/91.5 million, accounts payable to intermediaries for S/87.3 million, accounts payable for the purchase of deferred foreign currency for S/65.9 million, accounts payable for premiums to the Deposit Insurance Fund for S/46.4 million, interbank operations to be settled with the BCRP for S/39.6 million, Liquidation Funds of Financiera TFC for S/12.5 million, repurchase agreements to be settled for S/9.5 million, accounts payable to an associate for S/3.9 million, among others).

j)
As of December 31, 2021, the balance corresponds mainly to S/17.3 million recorded by Banco de Crédito del Perú. As of December 31, 2020, the balance corresponds mainly to S/18.9 million recorded by Banco de Crédito del Perú.

k)	The movement of the provision for sundry risks for the years ended December 31, 2021, 2020 and 2019 was as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	514,382	359,853	342,350
Provision, Note 29	70,824	140,897	27,272
Increase (decrease), net	28,806	13,632	(9,769)
Balances at the end of the year	614,012	514,382	359,853

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management's and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Demand deposits	58,629,661	54,530,355
Saving deposits	56,945,262	50,069,129
Time deposits (c)	28,668,120	28,121,094
Severance indemnity deposits	4,017,065	7,736,747
Bank’s negotiable certificates	1,327,690	1,202,996
Total	149,587,798	141,660,321
Interest payable	753,064	705,181
Total	150,340,862	142,365,502

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2021	2020
	S/(000)	S/(000)

Non-interest-bearing -
In Perú	45,909,164	44,037,934
In other countries	5,942,042	3,585,185
	51,851,206	47,623,119

Interest-bearing -
In Perú	86,987,254	82,907,313
In other countries	10,749,338	11,129,889
	97,736,592	94,037,202
Total	149,587,798	141,660,321

c)	The balance of time deposits classified by maturity is as follows:

	2021	2020
	S/(000)	S/(000)

Up to 3 months	14,133,476	13,750,133
From 3 months to 1 year	8,661,200	6,849,436
From 1 to 3 years	2,517,392	4,143,040
From 3 to 5 years	419,445	473,479
More than 5 years	2,936,607	2,905,006
Total	28,668,120	28,121,094

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2021 and 2020.

At December 31, 2021 and 2020, of the total balance of deposits and obligations, approximately S/50,478.8 million and S/45,448.1 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/115,637 and S/101,522, respectively.

As of December 31, 2021 and 2020, of the total balance of deposits and obligations, approximately 224,078.1 million Colombian pesos (equivalent to S/219.8 million) and 214,426.3 million Colombian pesos (equivalent to S/228.4 million), respectively, are secured by the Colombian “Financial Institutions Guarantee Fund” (Fogafín, for its Spanish acronym). At said dates, maximum amount of coverage per depositor recognized by “Fogafín” totaled 50,000,000.0 Colombian pesos (equivalent to S/49,050) and 50,000,000.0 Colombian pesos (equivalent to S/53,250), respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

International funds and others (b)	3,519,453	2,710,224
Promotional credit lines (c)	3,592,008	3,203,263
	7,111,461	5,913,487
Interest payable	101,485	64,770
Total	7,212,946	5,978,257

b)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Bank of America	920,036	−
Wells Fargo Bank NY (i)	677,790	181,050
Corporación Financiera de Desarrollo (COFIDE)	563,136	624,480
Citibank N.A (ii)	398,700	362,100
Banco de la Nación	185,000	260,000
Scotiabank Perú S.A.A.	180,198	100,000
Bancoldex	174,145	118,516
Banco BBVA Perú	119,900	107,900
Bancolombia S.A.	51,743	28,008
The Toronto Dominion Bank	−	271,575
Bank of New York Mellon (iii)	−	181,051
Sumitomo Mitsui Banking Corporation (iv)	−	181,050
Bankinter	−	72,420
Other minors than S/49.2 million	248,805	222,074
Total	3,519,453	2,710,224

As of December 31, 2021, the loans have maturities between enero de 2022 y marzo de 2032 (between January 2021 and March 2032, as of December 31, 2020) and accrue interest in soles currency at rates that fluctuate between 1.15 percent and 7.53 percent and accrue interest in foreign currency at rates that fluctuate between 0.40 percent and 8.30 percent (between 0.92 percent and 4.30 percent and between 0.40 percent and 8.30 percent, as of December 31, 2020).

(i)
As of December 31, 2021, the loan amounting to US$10.0 million matured, which was covered by an interest rate swap (IRS) agreed and due in 2021, for a nominal amount equal to the principal and equal maturities, said loan was economically converted to a fixed rate.

(ii)
As of December 31, 2021, the loan amounting to US$100.0 million (US$100.0 million equivalent to S/362.1 million, as of December 31, 2020) matured, which was covered by an interest rate swap (IRS) for a nominal amount equal to the principal and the same maturity, note 13(c), said loan was economically converted to a fixed rate.

(iii)
As of December 31, 2021, the loan amounting to US$50.0 million (US$50.0 million equivalent to S/181.1 million, as of December 31, 2020) matured, which was covered by an interest rate swap (IRS) for nominal amounts equal to the principal and equal maturities, note 13(c), said loans were converted economically at a fixed rate.

(iv)
As of December 31, 2021, the loan amounting to US$50.0 million (US$50.0 million equivalent to S/181.1 million, as of December 31, 2020) matured, which was covered by an interest rate swap (IRS) for a nominal amount equal to the principal and the same maturity, note 13(c), said loan was economically converted to a fixed rate.

c)
Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Perú, they mature between January 2022 and January 2032 and bear annual interest in soles at rates that fluctuate between 6.0 percent and 7.60 percent and interest in foreign currency 7.75 percent at December 31, 2021 (between January 2021 and July 2029 and with annual interest in soles between 3.98 percent and 7.25 percent and interest in foreign currency 6.40 percent at December 31, 2020). These credit lines are secured by a loan portfolio totaling S/3,592.3 million and S/3,203.3 million, at December 31, 2021 and December 31, 2020, respectively.

d)	The following table presents the maturities of due to banks and correspondents at December 31, 2021 and 2020 based on the period remaining to maturity:

	2021	2020
	S/(000)	S/(000)

Up to 3 months	1,786,693	2,343
From 3 months to 1 year	1,255,291	1,854,351
From 1 to 3 years	1,091,482	819,991
From 3 to 5 years	781,547	601,258
More than 5 years	2,196,448	2,635,544
Total	7,111,461	5,913,487

e)
As of December 31, 2021 and 2020, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/7,111.5 million and S/5,913.5 million, respectively.

f)
Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management's opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2021 and 2020.

16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2021
	Technical reserves for claims (*)	Technical reserves for premiums (**)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	1,696,733	9,101,456	10,798,189
General insurance	714,700	684,950	1,399,650
Health insurance	144,147	192,525	336,672
Total	2,555,580	9,978,931	12,534,511

	2020
	Technical reserves for claims (*)	Technical reserves for premiums (**)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	1,288,056	8,784,732	10,072,788
General insurance	629,330	656,963	1,286,293
Health insurance	133,088	182,907	315,995
Total	2,050,474	9,624,602	11,675,076

(*)	As of December 31, 2021, the life insurance technical reserves include the mathematical reserves of income amounting to S/6,759.7 million (S/6,806.1 million as of December 31, 2020).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims to be paid by reinsurers and co-insurers represent ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See note 9(b).

As of December 31, 2021, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/825.0 million, S/38.9 million y S/109.9 million, respectively (S/602.7 million, S/42.5 million and S/125.3 million, respectively, as of December 31, 2020).

The increase in reserves is mainly due to the mortality experienced due to COVID-19. Thus, the increase in the technical reserve for claims corresponds to the effect experienced by the business lines due to increases in the reserve amount for outstanding claims due to Over mortality and IBNR. Likewise, the increase in technical reserves for premiums is mainly due to the increase due to new sales in the Income line.

As of December 31, 2021, due to the COVID-19 pandemic, IBNR reserves were calculated in two parts: a) IBNR reserve for regular claims and b) IBNR reserve for expected excess mortality (deaths above the average number of cases months pre-pandemic).

In the case of general and health risks, the retrospective analysis indicates that the amounts accrued are adequate and in Management's opinion, the estimate of the reserve for IBNR is enough to cover any obligation as of December 31, 2021 and 2020.

In the case of Medical Assistance (AMED for its acronym in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID-19 claims, which had a different frequency and cost than regular claims. See Note 3(e)(ii).

In general, claims reserves have been estimated using prudential criteria due to the uncertainty in the loss ratio caused by the pandemic that began in 2020.

Technical reserves include reserves for obligations for future benefits under insurance of life and personal accidents in force; and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods of related coverage.

b)	Movement of insurance claims reserves (direct and assumed) occurred during the years 2021 and 2020:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	1,288,056	629,330	133,088	2,050,474
Gross claims, Note 26	2,183,789	375,162	325,307	2,884,258
Payments	(1,786,376)	(353,147)	(314,343)	(2,453,866)
Result for difference in change and others	11,264	63,355	95	74,714
Ending balance	1,696,733	714,700	144,147	2,555,580

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	908,362	590,588	77,278	1,576,228
Gross claims, Note 26	1,383,344	326,183	281,627	1,991,154
Payments	(1,012,012)	(363,374)	(225,882)	(1,601,268)
Result for difference in change and others	8,362	75,933	65	84,360
Ending balance	1,288,056	629,330	133,088	2,050,474

The increase in technical reserves for claims mainly corresponds to excess mortality in the Life Insurance Businesses and the provision of services for Health Insurance. The impact by business is detailed below:

2021
Business line	IBNR Balance COVID-19	Claims reported COVID-19	Total Impact COVID-19
Vida Individual	S/ 18.0 MM	S/ 39.0 MM	S/ 57.0 MM
Vida Grupo	S/ 13.9 MM	S/ 18.7 MM	S/ 32.6 MM
Vida Ley	S/ 27.2 MM	S/ 44.4 MM	S/ 71.6 MM
Vida Crédito	S/ 45.6 MM	S/ 162.9 MM	S/ 208.5 MM
SISCO	S/ 67.8 MM	S/ 286.5 MM	S/ 354.3 MM
Asistencia Médica	S/ 19.8 MM	S/ 38.7 MM	S/ 58.5 MM
Totales	S/ 192.3 MM	S/ 590.2 MM	S/ 782.5 MM

2020

Business line	IBNR Balance COVID-19	Claims reported COVID-19	Total Impact COVID-19
Vida Individual	S/ 7.0 MM	S/ 17.1 MM	S/ 24.1 MM
Vida Grupo	S/ 9.8 MM	S/ 9.0 MM	S/ 18.8 MM
Vida Ley	S/ 11.3 MM	S/ 19.4 MM	S/ 30.7 MM
Vida Crédito	S/ 21.7 MM	S/ 101.8 MM	S/ 123.5 MM
SISCO	S/ 49.0 MM	S/ 112.9 MM	S/ 161.9 MM
Asistencia Médica	S/ 24.5 MM	S/ 33.1 MM	S/ 57.6 MM
Totales	S/ 123.3 MM	S/ 293.3 MM	S/ 416.6 MM

c)	Movement of reserves for premiums (direct and assumed) that occurred during the years 2021 and 2020:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	8,784,732	656,963	182,907	9,624,602
Time course expenses and others	(55,135)	2,710	−	(52,425)
Unearned premium and other technical reserves variation, net	(539)	(21,844)	9,371	(13,012)
Insurance subscriptions	751,942	6,374	−	758,316
Adjustment by application of market rates (i)	(771,711)	−	−	(771,711)
Result for difference in change and others	392,167	40,747	247	433,161
Ending balance	9,101,456	684,950	192,525	9,978,931

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	7,548,684	651,129	174,192	8,374,005
Time course expenses and others	75,115	818	−	75,933
Unearned premium and other technical reserves variation, net	1,006	(36,323)	8,501	(26,816)
Insurance subscriptions	599,149	5,941	−	605,090
Adjustment by application of market rates (i)	263,820	−	−	263,820
Result for difference in change and others	296,958	35,398	214	332,570
Ending balance	8,784,732	656,963	182,907	9,624,602

The increase in technical reserves for premiums is mainly due to the increase in sales.

(i)
As of December 31, 2021, the variation corresponds mainly to a change in the methodology in the reinvestment rate (purchase at market) and the increase in investment rates at market, generating a greater release of reserves compared to 2020 (at a higher rate of discount, the reserves constituted are lower). As of December 31, 2020, the increase corresponds mainly to the reduction of investment rates to market.

The main assumptions used to estimate of retirement, disability and survival annuities and individual life reserves are as follows:

	2021		2020
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Investment Rates: Between 3.75% - 8.02% Reinvestment Rates: Between 2.5% - 5.25%	SPP-S-2017 and SPP-I-2017	Investment Rates: Between 3.21% - 7.96% Reinvestment Rates: Between 2.50% - 5.25%
Pension Insurance - Definitive Regime (Claims with an accrual date until May 2011).	B-85 and MI-85	Soles VAC 1.37% / Nominal US dollar 3.61%	B-85 and MI-85	Soles VAC 1.7% / Nominal US dollar 3.68%
Pension Insurance - Definitive Regime (Claims with an accrual date from June 2011)	B-85 adjusted and MI-85	Soles VAC 1.37% / Nominal US dollar 3.61% / Adjusted Soles 5.12% / Adjusted Dollars 3.61%	B-85 Adjusted and MI-85	Soles VAC 1.7% / Nominal US dollar 3.68% / Adjusted Soles 5.25% / Adjusted Dollars 3.68%
Pension Insurance - Temporary Regime (IFRS reserve) All Claims	SPP-S-2017- and SPP-I-2017	Soles VAC 3.614%	SPP-S-2017- and SPP-I-2017	Soles VAC 3.648%
SCTR (IFRS Reserve) Claims settled until December 2019	SPP-S-2017 and SPP-I-2017	Soles VAC 3.663%	SPP-S-2017 and SPP-I-2017	Soles VAC 3.672%
SCTR (IFRS Reserve) Claims settled since January 2020	SPP-S-2017 and SPP-I-2017	Soles VAC 2.748%	SPP-S-2017 and SPP-I-2017	Soles VAC 2.734%
Individual life	CSO 80 adjusted	4.00 – 5.00%	CSO 80 adjustable	4.00 – 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2021 and 2020, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	2021			2020
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
			%			%

Portfolio in S/ - Base amount	3,951,240	−	−	4,121,791	−	−
Changes in interest rates: + 100 bps	3,581,606	(369,633)	(9.35)	3,783,665	(338,126)	(8.20)
Changes in interest rates: - 100 bps	4,398,670	447,430	11.32	4,530,919	409,128	9.93
Changes in Mortality tables to 105%	3,923,102	(28,138)	(0.71)	4,095,670	(26,121)	(0.63)
Changes in Mortality tables to 95%	3,980,673	29,433	0.74	4,148,940	27,149	0.66

Portfolio in US$ - Base amount	672,130	−	−	847,563	−	−
Changes in interest rates: + 100 bps	623,665	(48,465)	(7.21)	801,574	(45,989)	(5.43)
Changes in interest rates: - 100 bps	729,743	57,613	8.57	902,102	54,539	6.43
Changes in Mortality tables to 105%	666,489	(5,641)	(0.84)	842,068	(5,495)	(0.65)
Changes in Mortality tables to 95%	677,982	5,852	0.87	853,308	5,745	0.68

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			As of December 31, 2021			As of December 31, 2020
	Annual interest rate	Interest payment		Issued amount	Carrying amount	Maturity	Issued amount	Carrying amount
			Maturity
	%			(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	4.25	Semi-annual	April 2023	US$716,301	2,821,515	April 2023	US$716,301	2,552,985
Senior notes - BCP (ii)	From 2.70 to 5.38	Semi-annual	January 2025	US$700,000	2,721,570	January 2025	US$700,000	2,453,353
Senior notes - BCP (iii)	From 4.65 to 4.85	Semi-annual	September 2024	S/2,900,000	2,484,121	September 2024	S/2,900,000	2,469,832
Senior notes - Credicorp Ltd. (iv)	2.75	Semi-annual	June 2025	US$500,000	1,906,364	June 2025	US$500,000	1,737,139
Senior notes - BCP (v)	Libor 3M + 55 pb	Quarterly	March 2022	US$30,000	119,585	March 2022	US$30,000	108,479
Senior notes - BCP (vi)	0.45	Semi-annual	December 2023	¥5,000,000	172,773	-	-	-
Senior notes - BCP (vii)	0.42	Semi-annual	-	-	-	August 2021	¥5,000,000	175,087
Senior notes - BCP (viii)	Libor 3M + 100 pb	Quarterly	-	-	-	March 2021	US$70,000	253,412

MMT 100 - Secured notes- CCR Inc. (ix)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	104,659	July 2022	US$315,000	257,996

Corporate bonds -

Fourth program
Tenth issuance (Series A, B and C) - BCP	From 5.31 to 5.50	Semi-annual	October 2022 / November 2022	S/400,000	399,923	December 2021/ November 2022	S/550,000	527,794

Fifth program
Third issuance (Series C) - BCP	4.25	Semi-annual	July 2022	S/109,310	109,182	July 2022	S/109,310	108,980
Third issuance (Series D) - BCP	3.88	Semi-annual	August 2022	S/42,660	42,580	August 2022	S/42,660	42,456
Third issuance (Series B) - BCP	4.88	Semi-annual	-	-	-	October 2021	S/42,200	42,169
Third issuance (Series A) - BCP	4.59	Semi-annual	-	-	-	July 2021	S/70,770	69,178
					551,685			790,577

			As of December 31, 2021			As of December 31, 2020
	Annual interest rate	Interest payment	Maturity	Issued amount	Carrying amount	Maturity	Issued amount	Carrying amount
	%			(000)	S/(000)		S/(000)	S/(000)

Subordinated bonds - BCP (x)	From 3.13 to 6.13	Semi-annual	April 2027 / September 2031	US$1,350,000	5,269,458	April 2027 / July 2030	US$1,144,700	4,028,266

Subordinated bonds - BCP (x)	6.88	Semi-annual	-	-	-	September 2026	US$181,505	651,176

Subordinated bonds -
First program
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	239,220	November 2026	US$60,000	217,260
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	May 2027	S/15,000	15,000

Second program
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	December 2030	US$50,000	181,511	December 2030	US$50,000	164,784
First issuance (Series B) - MiBanco	7.22	Semi-annual	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000
First issuance (Series A) - MiBanco (xi)	8.50	Semi-annual	-	-	-	May 2026	S/100,000	100,000

Third program
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	80,453	August 2022	Bs137,200	73,546
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	August 2030	Bs100,000	58,461	August 2030	Bs100,000	53,278
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	40,922	August 2028	Bs70,000	37,295

Fourth program
First issuance (Series A) - MiBanco (xi)	5.84	Semi-annual	March 2031	S/155,000	146,276	-	-	-
					791,843			691,163

Negotiable certificate of deposit - MiBanco	From 1.71 to 5.80	Annual	January 2022 / August 2025	S/939	845	January 2021 / November 2024	S/1,385	1,385

Subordinated negotiable certificates - BCP	Libor 3M + 279 bp	Quarterly	-	-	-	November 2021	US$2,960	10,718

					16,944,418			16,181,568
Interest payable					134,411			137,839
Total					17,078,829			16,319,407

During the first quarter of 2018, in accordance with the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of certain bonds, issued in US dollar at a fixed rate, through the liquidation of the IRS. The accumulated profit of the fair value of these bonds at the time of the liquidation of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in the liability, which has been transferred to the consolidated statement of income up to the date of maturity of said bonds. As of December 31, 2021, the liability amounts to US$0.9 million, equivalent to S/3.6 million, (US$2.6 million, equivalent to S/9.5 million, as of December 31, 2020). The amount recorded in the interim condensed consolidated statement of income ended December 31, 2021, amounts to US$1.7 million, equivalent to S/6.6 million (US$6.1 million, equivalent to S/21.2 million, during the period ended December 31, 2020).

In addition, international issues maintain certain operating covenants, which, in Management's opinion, the Group has complied with at the dates of the statement of financial position.

(i)
The Bank can redeem the total or part of the notes at any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(ii)
In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the US$800.0 million issued in September of 2010, managing to repurchase US$220.3 million and exchanging US$205.0 million with new senior notes, at market rates, whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank kept a notional value payable amounting to US$374.6 million, which matured in September 2020.

In the same way, in September 2019, the Bank issued senior notes of approximately US$700.0 million (that amount includes the US$205.0 million of the exchange mentioned in the paragraph before). The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 10, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

On December 31, 2021, the Bank maintains a CCS which was designated as cash flows hedges of a part of senior notes in US dollar subject to exchange rate risk for a notional amount of US$50.0 million, equivalent to S/199.4 million (US$50.0 million equivalent to S/181.1 million, as of December 31, 2020), see note 13(c). By means of the CCS, the cover part of senior notes was economically converted to soles.

(iii)
In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the S/2,000 million issued in October of 2017, managing to repurchase S/291.2 million and exchanging S/1,308.8 million with new senior notes, at market rates, whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to S/400.0 million, which was fully redeemed in October 2020.

At the same date, the Bank issued senior notes for approximately S/2,500.0 million (this amount includes the S/1,308.8 million of the exchange mentioned in the paragraph before). The Bank can redeem the whole or part of the senior notes between October 17, 2021 and August 16, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes, and (ii) the sum of the present value of cash flows discounted at interest rate equivalent to sovereign bonds issued by the government of Perú or other comparable titles plus 25 basis points. As of August 17, 2024, the Bank may redeem all or part of the senior notes at a redemption price equal to 100 percent of the aggregate amount of the principal to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

(iv)
In June 2020, Credicorp Ltd. issued Senior Notes for approximately US$500.0 million, equivalent to S/1,993.5 million as of December 31, 2021 (US$500.0 million, equivalent to S/1,810.5 million as of December 31, 2020) at fixed interest rate, whose maturity date is on June 17, 2025.

These Senior Notes can redeem the whole or part mainly by the following ways (i) at any time prior to May 17, 2025, make whole or partial call, at Treasury plus 40 basis points, and (ii) at any time on or after May 17, 2025, at par value.

The payment of principal will take place on the due date or when Credicorp Ltd. redeems the notes.

At December 31, 2021, the Group has designated as a hedge of a net investment of a foreign operation a portion of these bonds issued for approximately US$228.8 million, equivalent to S/912.2 million (US$135.4 million, equivalent to S/490.3 million, as of December 31, 2020), which hedges by the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), established in Cayman Islands and whose functional currency is the US dollar, see note 34.2(b)(ii). This hedge covers the fluctuation in the exchange rate risk associated with the conversion of the net investment held in ASHC to the Group's functional currency (soles).

(v)
On December 31, 2021, the Group maintains an IRS for a notional amount of US$30.0 million, equivalent to S/119.6 million (US$30.0 million equivalent to S/108.6 million, as of December 31, 2020), see note 13(c), which was designated as cash flows hedge of a corporate bond issued in US dollar at a variable rate. By means of the IRS, this bond was economically converted to a fixed interest rate.

(vi)
In November of 2021, the Bank issued Senior Notes for approximately JPY5,000.0 million, equivalent to S/173.2 million as of December 31, 2021 at fixed interest rate of 0.45 percent, which matures on December 31, 2023.

As of December 31, 2021, the cash flows of the notes issued in yen subject to exchange rate risk  have been hedged through a CCS designated as a cash flow hedge, for a notional amount of JPY5,000.0 million, equivalent to S/173.2 million, see note 13(c).

(vii)
In July of 2019, the Bank issued Senior Notes for approximately JPY5,000.0 million, equivalent to S/185.7 million as of August 31, 2021 (JPY5,000.0 million, equivalent to S/175.3 million as of December 31, 2020) at fixed interest rate. These Notes matured in August 2021.

As of August 31, 2021, the CCS that was designated as a cash flow hedge of the notes issued in yen has matured for a notional amount of JPY5,000.0 million. By means of the CCS, the note was economically converted to soles.

(viii)	In February of 2019, the Bank issued Senior Notes for approximately US$70.0 million at variable rate. These Notes matured in March 2021.

On March, an interest rate swap (IRS), which was designated as cash flows hedge of these Senior Notes, matured for a notional amount of US$70.0 million (US$70.0 million equivalent to S/253.5 million as of December 31, 2020), see note 13(c). By means of the IRS, the note was economically converted to a fixed interest rate.

(ix)
This issue is guaranteed by the future collection of electronic payment orders sent to BCP (including foreign branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to the beneficiary that is not a financial institution.

(x)
In July 2020, The Bank repurchased US$294.6 million from the total US$476.1 million outstanding amount of “6.875% Fixed- to-Floating Rate Subordinated Notes due 2026”. Also, the Bank repurchased US$224.9 and exchanged US$200.4 million from the total US$720 million outstanding amount of “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”.

Also, on July 1, 2020, the Bank issued Subordinated Notes under the Medium-Term Bond Program for a total amount of US$850.0 million at a semi-annual coupon rate of 3.125 percent maturing in July 2030 under the name of “3.125% Subordinated Fixed-to-Fixed Rate Notes due 2030 (Callable 2025)”. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price equal to 100% of the aggregate amount of the principal of the notes to be redeemed. From now on, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (1) 100% of the principal amount of the notes and (2) the sum of the remaining cashflows discounted at a rate equivalent to the US Treasury interest rate plus 45 basis points. The payment of principal will take place on the due date or when the Bank redeems the notes.

Through a repurchase offer announced in March 2021, the Bank repurchased US$88.5 million and exchanged US$11.0 million from the total US$294.7 million outstanding amount of “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”, which were registered and settled on March 31, 2021. Also, in June 2021, US$60.6 million were repurchased from the total US$181.5 million outstanding amount of “6.875% Fixed-to-Floating Rate Subordinated Notes due 2026”.

On March 29, 2021, the Bank announced its decision to exercise the Make-Whole Redemption option of the entire two subordinated Notes, “6.875% Fixed-to-Floating Rate Subordinated Notes due 2026” and “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”, whose holders have not accepted. The redemption date for both bonds was effective on April 28, 2021.

On the other hand, effective on March 30, 2021, the Bank issued Subordinated Notes under the Medium-Term Bond Program amounting to US$500.0 million at a semi-annual rate of 3.25 percent maturing in September 2031 called “3,250% Subordinated Fixed-to-Fixed Rate Notes due 2031 (Callable 2026)”. As of September 30, 2026, It will be paid a fixed interest rate equal to U.S. Treasury interest rate, comparable to 5 years, plus 245.0 basis points. On September 30, 2026, the Bank may redeem all or part of the notes at a redemption price equal to 100% of the aggregate amount of the principal of the notes to be redeemed. From now on, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (1) 100% of the principal amount of the notes and (2) the sum of the remaining cashflows discounted at a rate equivalent to the U.S. Treasury interest rate plus 40 basis points. The payment of the principal will take place on the expiration date of the notes or when the Bank redeems them.

(xi)
On March 30, 2021, Mibanco S.A. issued the Fourth Program Series A Subordinated Bonds amounting to S/155.0 million with a fixed rate of 5.84 percent, which matures on March 31, 2031. The payment of the principal will take place on the maturity date, or when Mibanco S.A. redeems them, only after a minimum term of 5 years from issuance date.

Also, on May 13, 2021, Mibanco S.A. exercised the option for early redemption from Second Program Series A Subordinated Bonds issue amounting to S/100.0 million.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	As of December 31, 2021	As of December 31, 2020
	S/(000)	S/(000)

Up to 3 months	164,559	291,866
From 3 months to 1 year	692,342	547,325
From 1 to 3 years	5,478,658	3,294,335
From 3 to 5 years	4,628,011	6,714,223
More than 5 years	5,980,848	5,333,819
Total	16,944,418	16,181,568

18	EQUITY

a)	Capital stock -

As of December 31, 2021, 2020 and 2019 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2021, 2020 and 2019:

	Number of shares
As of December 31, 2021	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	134,133	134,133
Grupo Crédito	−	7,871	7,871
Pacífico Seguros	−	22,966	22,966
Credicorp Capital Servicios Financieros	−	15,561	15,561
Mibanco	−	14,418	14,418
ASB Bank Corp (Atlantic Security Bank)	−	11,193	11,193
Prima AFP	−	6,406	6,406
Other minors	−	16,975	16,975
	14,620,846	229,523	14,850,369

	Number of shares
As of December 31, 2020	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	159,339	159,339
Grupo Crédito	−	32,512	32,512
Pacífico Seguros	−	29,845	29,845
Credicorp Capital Servicios Financieros	−	17,598	17,598
Mibanco	−	14,872	14,872
Atlantic Security Bank	−	11,434	11,434
Prima AFP	−	7,664	7,664
Other minors	−	20,342	20,342
	14,620,846	293,606	14,914,452

	Number of shares
As of December 31, 2019	Shares of the Group	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	−	14,620,846
BCP	−	134,169	134,169
Pacífico Seguros	−	29,539	29,539
Credicorp Capital Servicios Financieros	−	13,830	13,830
Mibanco	−	9,060	9,060
Credicorp Perú	−	21,695	21,695
Credicorp Capital Limited	−	9,518	9,518
Prima AFP	−	6,397	6,397
Other minors	4,387	22,723	27,110
	14,625,233	246,931	14,872,164

(*)	Corresponds to treasury stock that were granted to employees and senior management, for which they have the right to vote. These stocks are not vested at said dates, see Note 20.

During 2021, 2020 and 2019, the Group purchased 97,951, 240,151 and 129,807 shares of Credicorp Ltd., respectively, for a total of US$16.1 million (equivalent to S/58.9 million), US$44.4 million (equivalent to S/151.9 million) and US$31 million (equivalent to a S/103.2 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of December 31, 2021, 2020 and 2019, the balance of this reserves amounts approximately to S/7,088.6 million, S/6,990.1 million and S/6,236.5 million, respectively.

At the Board meetings held on February 25, 2021, February 27, 2020 and February 27, 2019, the decision was made to transfer from “Retained earnings” to “Reserves” S/347.0 million, S/1,977.1 million and  S/1,858.8 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassified to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2019	452,551	229,470	(3,161)	−	29,593	708,453
Decrease (increase) in net unrealized gains on investments	(58,342)	762,132	−	−	−	703,790
Transfer to results of the net realized loss of investments	−	420,987	−	−	−	420,987
Transfer of the impairment credit loss on investments to profit or loss	−	(745)	−	−	−	(745)
Change in net unrealized loss on cash flow hedges derivatives	−	−	(62,002)	−	−	(62,002)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	−	−	35,059	−	−	35,059
Other reserves	−	−	−	(658,491)	−	(658,491)
Foreign exchange translation	−	−	−	−	(58,862)	(58,862)
Balance as of December 31, 2019	394,209	1,411,844	(30,104)	(658,491)	(29,269)	1,088,189
Decrease (increase) in net unrealized gains on investments	(79,007)	352,008	−	−	−	273,001
Transfer to results of the net realized loss of investments	−	440,416	−	−	−	440,416
Transfer of recovery of credit loss of investments to profit or loss	−	52,263	−	−	−	52,263
Change in net unrealized loss on cash flow hedges derivatives	−	−	(66,782)	−	−	(66,782)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	−	−	55,784	−	−	55,784
Other reserves	−	−	−	(234,107)	−	(234,107)
Foreign exchange translation	−	−	−	−	258,353	258,353
Net movement in hedges of net investments in foreign businesses	−	−	−	−	(1,219)	(1,219)
Balance as of December 31, 2020	315,202	2,256,531	(41,102)	(892,598)	227,865	1,865,898
Decrease in net unrealized gains on investments	(108,317)	(2,411,900)	−	−	−	(2,520,217)
Transfer to results of the net realized loss of investments	−	3,848	−	−	−	3,848
Transfer of recovery of credit loss of investments to profit or loss	−	8,121	−	−	−	8,121
Change in net unrealized gain on cash flow hedges derivatives	−	−	97,251	−	−	97,251
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	−	−	(56,422)	−	−	(56,422)
Other reserves	−	−	−	733,932	−	733,932
Foreign exchange translation	−	−	−	−	160,810	160,810
Net movement in hedges of net investments in foreign businesses	−	−	−	−	(57,319)	(57,319)
Balance as of December 31, 2021	206,885	(143,400)	(273)	(158,666)	331,356	235,902

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods
Net unrealized (loss) gain	(2,411,900)	352,008	762,132
Transfer to results of net realized loss	3,848	440,416	420,987
Transfer of recovery (provision) of credit loss to profit or loss	8,121	52,263	(745)
Sub total	(2,399,931)	844,687	1,182,374
Non-controlling interest	(39,890)	13,814	16,082
Income tax	(52,086)	11,717	22,259
	(2,491,907)	870,218	1,220,715

Cash flow hedge reserves:
Net gain (loss) on cash flow hedges	97,251	(68,001)	(62,002)
Transfer of net realized (gains) losses on cash flow hedges derivatives to profit or loss	(56,422)	55,784	35,059
Sub total	40,829	(12,217)	(26,943)
Non-controlling interest	923	(252)	(618)
Income tax	16,834	(3,933)	(10,290)
	58,586	(16,402)	(37,851)

Other reserves:
Insurances reserves	733,932	(234,107)	(658,491)
Non-controlling interest	8,513	(2,867)	(8,065)
Income tax	26,846	(26,846)	−
	769,291	(263,820)	(666,556)

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Foreign exchange traslation:
Exchange gains or losses	160,810	259,572	(58,862)
Net movement in hedges of net investments in foreign businesses	(57,319)	(1,219)	−
Sub total	103,491	258,353	(58,862)
Non-controlling interest	358	(1,301)	539
	103,849	257,052	(58,323)

Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value through other comprehensive income -
Net unrealized loss	(108,317)	(79,007)	(58,342)
Non-controlling interest	33	(165)	(3)
Income tax	(5,402)	(3,414)	(5,999)
	(113,686)	(82,586)	(64,344)

Attributable to:
Credicorp's equity holders	(1,629,996)	777,709	379,736
Non-controlling interest	(30,063)	9,229	7,935
	(1,660,059)	786,938	387,671

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2021	2020	2019

Date of Meeting - Board of Directors	26.08.2021	27.02.2020	27.02.2019
Dividends distribution, net of treasury shares effect (in thousands of soles)	398,808	2,392,844	1,595,229
Payment of dividends per share (in soles)	20.7000	30.0000	20.0000
Date of dividends payout	07.10.2021	08.05.2020	10.05.2019
Exchange rate published by the SBS	4.1310	3.4081	3.3150
Dividends payout (equivalent in thousands of US$)	96,540	702,105	481,215

In the Board of Directors held in September 25, 2019, they agreed an additional dividend payment, net of the effect of treasury stock, for approximately S/638.1 million from the retain earnings and reserves. Said dividends have been paid in November 22, 2019.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2021, 2020 and 2019 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

As of December 31, 2021 and 2020, the regulatory capital requirement (“patrimonio efectivo” in Perú) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Perú, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/29,741.6 million and S/28,969.3 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/10,294.3 million and S/7,973.9 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Perú as of December 31, 2021, 2020 and 2019 was 29.5 percent of the taxable income after calculating the worker's participation, which is determined using a rate of 5.0 percent.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2021 and December 31, 2020. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent. Situation that as of the 2021 administration, was also established for brokerage firms, investment fund management companies and insurance entities.

In the case of Chile, there were two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all its Subsidiaries were taxed under the partially integrated regime, whose first category income tax rate for domiciled legal entities was 27.0 percent as of December 31, 2021.

With the change in Chile's tax legislation in 2020, two new regimes currently in force are established: the general regime and the Pro SME regime, for smaller companies. Credicorp Capital Holding Chile, like all its subsidiaries, is taxed under the general tax regime, whose first category income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2021.

On the other hand, natural or legal persons not domiciled in Chile will be subject to a tax called "Additional income tax" whose rates range between 4.0 percent and 35.0 percent, depending on the nature of the rent. Additionally, Chile has signed agreements to avoid double taxation with different countries, so that certain income could be released from withholding taxes or for the use of reduced rates.

In the case of Colombia, according to Law No.2155 of 2021 issued on September 14, 2021, the income tax rate for the year 2022 will be 35.0 percent of taxable income, for financial institutions it will be You must pay some additional points to the income tax and complementary during the following taxable periods:

Financial institutions must pay some additional points to the income tax and complementary during the following taxable periods:

-	For the taxable year 2022, 3.0 percent points will be added to the general tax rate, totaling 38.0 percent.
-	For the taxable year 2023, 3.0 percent points will be added to the general tax rate, totaling 38.0 percent.
-	For the taxable year 2024, 3.0 percent points will be added to the general tax rate, totaling 38.0 percent.

The additional rate will be applicable only to financial institutions that in the corresponding tax year have a taxable income equal to or greater than 120,000 Tax Value Unit ("UVT"), which as of December 31, 2021 is equivalent to a total of S/4.7 million (S/4.5 million as of December 31, 2020); in this sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and MiBanco Colombia must pay income tax taking into consideration the above. In the event that the company receives occasional profits, quoted and established by the National Government in the Tax Statute and that are not subject to income tax, the company must apply a differential rate of 10.0 percent on net profit and expenses. associated respectively.

The Tax Reform Law No.2155 of 2021 repeals paragraph 1 of article 115 of the Tax Statute, which would allow from the year 2022 to take 100.0 percent of the industry and commerce tax as a tax discount for income tax, notices and boards. Thus, only 50.0 percent of the industry and commerce tax, notices and boards can be taken as a tax discount.

In addition to the Tax Reform Law No.2155 of 2021, the possibility of reducing the term of finality of the income tax return and complementary for the taxable periods 2022 and 2023 is established as follows:

Increase in net income tax compared to the previous year	Firmness of the declaration
35 percent	6 months
25 percent	12 months

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2021		2020		2019
	In millions	%	In millions	%	In millions	%

Theoretical tax and income tax rate in Perú	(1,573.2)	(29.50)	(66.1)	(29.50)	(1,762.2)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Perú	(12.8)	(0.24)	50.1	22.36	49.6	0.83
(ii) Provision tax on dividends	(78.6)	(1.47)	(44.6)	(19.91)	(142.1)	(2.39)
(iii) Non-taxable income, net	3.5	0.06	117.3	52.32	231.5	3.91
(iv) Change in estimate of deferred tax rate, net (Banco de Crédito de Bolivia)	−	−	53.3	23.80	−	−
Income tax and effective income tax rate	(1,660.99)	(31.15)	109.98	49.06	(1,623.18)	(27.14)

As of December 31, 2021, the variation corresponds mainly to the increase in Profit before Taxes without considering the Profit in Subsidiaries of Banco de Crédito del Perú and Pacifico Compañía de Seguros y Reaseguros S.A and the untaxed profit of Pacifico Compañía de Seguros y Reaseguros. S.A. As of December 31, 2020, the variation corresponds mainly to the reduction of Profit before Taxes without considering the Profits in Subsidiaries of Banco de Crédito del Perú and Pacifico Compañía de Seguros y Reaseguros S.A and the change in estimate of deferred tax rate from Banco de Crédito de Bolivia.

b)	Income tax expense for the years ended December 31, 2021, 2020 and 2019 comprises:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Current -
In Perú	945,937	926,361	1,469,497
In other countries	167,657	110,973	206,120
	1,113,594	1,037,334	1,675,617

Deferred -
In Perú	548,920	(927,130)	(30,862)
In other countries	(1,527)	(220,181)	(21,573)
	547,393	(1,147,311)	(52,435)
Total	1,660,987	(109,977)	1,623,182

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

As of December 31, 2021, the variation in deferred income tax is mainly due to a lower provision for credit risks of the loan portfolio. As of December 31, 2020, the variation in the income tax expense and the deferred is mainly due to the increase in approximately S/725.0 million because of the increase of the allowance of loan losses. Also, the increase of the recognition of a lower deduction for S/68.0 million in relation to intangible assets since there is a lower number of activated projects at the end of said period.

c)	The following table presents a summary of the Group’s deferred income tax:

	2021	2020
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	1,266,336	1,738,240
Provision for profit sharing	84,625	40,648
Provision for sundry expenses and risks	62,029	24,972
Carry forward tax losses	35,243	34,972
Provision for pending vacations	28,287	25,994
Depreciation of improvements for leased premises	28,177	24,945
Unrealized losses due to valuation of investments at fair value through other comprehensive income	23,744	999
Provision of Stock awards	14,641	15,325
Unrealized losses due to valuation of investments at fair value through other comprehensive income	7,372	21,062
Freezing credits (zero rate) and FAE funds	−	45,317
Provision of interest on overdue refinanced loans	−	24,254
Others	97,732	83,717

Deferred liability
Intangibles, net	(242,521)	(219,980)
Adjustment for difference in exchange of SUNAT and SBS	(119,246)	(28,424)
Buildings depreciation	(59,029)	(65,052)
Deferred acquisitions costs - DAC	(15,900)	(14,705)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(10,966)	(28,377)
Unrealized gain from valuation of fair value hedging derivatives	(8,800)	(13,714)
Buildings revaluation	(3,642)	(4,234)
Unrealized gain in valuation on cash flow hedge derivatives	(3,407)	(3,974)
Fluctuation of the fair value of the covered bonds	−	(1,707)
Others	(7,316)	(6,623)
Total	1,177,359	1,693,655

	2021	2020
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Provision for sundry expenses and risks	20,710	18,634
Carry forward tax losses	19,757	19,443
Unrealized losses due to valuation of investments at fair value through other comprehensive income	16,636	20,488
Deferred income from commissions on remuneration	7,850	4,041
Provision for profit sharing	6,193	9,021
Others	16,519	21,514

Deferred liability
Intangibles, net	(41,179)	(41,491)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs - DAC	(23,160)	(26,616)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(22,839)	(36,796)
Reserve for reinstatement premium costs and deductibles	(11,762)	(10,682)
Leasing operations related to loans	(3,409)	(3,595)
Buildings revaluation	(3,296)	(3,558)
Others	(47,563)	(36,417)
Total	(105,058)	(105,529)

As of December 31, 2021, the Group has recorded a deferred liability of deferred income tax of S/14.4 million corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

As of December 31, 2020 and 2019, the Group has recorded a deferred liability of deferred income tax of S/14.4 million for both periods corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

d)
The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016 to 2021
MiBanco, Banco de la Microempresa S.A.	2016 to 2021
Pacífico Compañía de Seguros y Reaseguros	2017 to 2021
Credicorp Capital Servicios Financieros	2017 to 2021
Credicorp Capital Perú	2017 to 2021
Credicorp Capital Holding Perú S.A.A.	2017 to 2021

It is important to mention that the Peruvian Tax Authority is auditing the Income Tax declaration of 2015 and 2016 to 2017 of MiBanco and Banco de Crédito del Perú, respectively.

The Tax Authority concluded the audit of Banco de Crédito del Perú for the years 2014 and 2015, obtaining satisfactory results.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax the subsidiaries to Credicorp located in said countries, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2016 to 2020
Credicorp Capital Colombia	2016 to 2020
Credicorp Capital Holding Chile	2019 to 2020

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2021 and 2020.

20	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which depend on the country of residence and the annual compensation of the employee.

As of December 31, 2021, 2020 and 2019, the Group has granted 88,507, 175,930 and 116,594 Credicorp shares, of which 229,523, 293,606 and 246,931 shares not vested as of December 31, 2021, 2020 and 2019, respectively. During those years, the recorded expense amounted to approximately S/74.0 million, S/104.5 million and S/120.1 million, respectively, see Note 27.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2021	2020
	S/(000)	S/(000)

Contingent credits – indirect loans (b)
Guarantees and standby letters	20,455,238	18,562,120
Import and export letters of credit	2,459,105	2,411,690
Sub-total, Note 7(b)	22,914,343	20,973,810

Responsibilities under credit line agreements (c)	88,382,322	86,074,859
Total	111,296,665	107,048,669

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 13(c).

b)
In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,170,680	10,027,834	10,664,519
Interest on investments at fair value through other comprehensive income (i)	1,152,542	1,097,952	1,070,469
Interest on investments at amortized cost (ii)	323,689	226,516	194,803
Interest on investments at fair value through profit or loss	50,562	47,696	46,170
Interest on due from banks (iii)	49,637	74,813	320,713
Dividends received	40,637	25,603	25,259
Other interest and similar income	62,659	47,234	59,731
Total	11,850,406	11,547,648	12,381,664

Interest and similar expense
Interest on deposits and obligations (iv)	(865,474)	(1,188,335)	(1,458,910)
Interest on bonds and notes issued	(800,801)	(883,913)	(900,172)
Interest on due to banks and correspondents (v)	(435,426)	(557,141)	(590,908)
Deposit Insurance Fund	(213,741)	(183,132)	(151,626)
Interest on lease liabilities	(27,374)	(32,295)	(36,484)
Other interest and similar expense	(145,610)	(131,490)	(151,813)
Total	(2,488,426)	(2,976,306)	(3,289,913)

(i)	The increase corresponds mainly to a higher yield on investments indexed by the Constant Updating Value (VAC), due to the increase in inflation, 6.43 percent in 2021 compared to 1.97 percent in 2020.

(ii)	The variation corresponds mainly to the increase in nominal amounts, in sovereign bonds, generating a yield of S/130.2 million in these investments.

(iii)	During the year 2021, the item suffered a decrease that is mainly due to a significant drop in the interest rate remunerated by the BCR to the ordinary reserve accounts. See Note 4.

(iv)
The variation corresponds mainly to a decrease in interest on time and demand deposits as a result of lower rates offered in the market, as well as a reduction in CTS deposits after the government liberalized access to these funds.

(v)
During the year 2021, the balance of loans from international funds and collateralized repurchase agreements have decreased; as well as interest rates that have generated a lower interest accrual in the 2021 period.

23	COMMISSIONS AND FEES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services (i)	1,442,966	1,125,432	1,326,344
Funds and equity management	717,227	651,370	676,456
Contingent loans and foreign trade fees (ii)	459,165	372,586	372,647
Commissions for banking services	301,592	263,298	282,593
Brokerage, securities and custody services	121,974	110,615	95,207
Collection services	107,442	90,456	131,502
Commissions for consulting and technical studies	62,384	57,949	84,725
Commissions for salary advance and payment of services	52,557	34,766	49,998
Penalty commissions	21,420	53,859	84,757
Others	207,007	152,447	128,552
Total	3,493,734	2,912,778	3,232,781

The main variations in commissions and fees for the 2021 period with respect to the 2020 period are mainly due to the lower number of banking transactions in 2020 as a result of the lower dynamism of the economy as a consequence of COVID-19, see Note 2 (b).

(i)
The increase is due to a higher volume of credit and debit card consumption. As well as higher commissions in 2021 for the use of the Yapecard product. Finally, higher commissions were obtained for foreign bank transfers, within the country and interbank transfers.

(ii)	The increase is mainly due to higher commissions for letters of guarantee for legal entities, among other minor items.

24	NET GAIN ON SECURITIES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Net gain in associates (i)	74,021	64,672	79,844
Net gain on investments at fair value with changes in other comprehensive income (ii)	65,976	291,944	317,862
Net (loss) gain on investments at fair value through profit or loss (iii)	(102,761)	221,060	147,582
(Provision) recovery of credit loss for investments at fair value with changes in other comprehensive income (iv), note 6(b)	(6,816)	(52,263)	745
Others	(1,770)	(2,331)	781
Total	28,650	523,082	546,814

(i)	It mainly includes the gain of its associated “Entidad Prestadora de Salud” for approximately S/54.0 million during the year 2021 (S/60.0 million during the year 2020).

(ii)	The result on investments at fair value through other comprehensive income is due to the net effect mainly from the following subsidiaries:

-	Banco de Crédito del Perú obtained a net loss of approximately S/87.8 million (during the year 2020, net profit of approximately S/161.4 million).

-	Credicorp Capital S.A. Corredores de Bolsa obtained a net loss of approximately S/2.8 million (during the year 2020, net profit of approximately S/11.8 million).

-	Pacifico obtained a net profit of approximately S/20.6 million (during the year 2020, net profit of approximately S/28.9 million).

-	Credicorp Capital Colombia S.A. obtained a net profit of approximately S/51.7 million (during the year 2020, net profit of approximately S/40.8 million).

-	ASB Bank Corp. obtained a net profit of approximately S/44.0 million (during the year 2020, net profit of approximately S/12.4 million).

-	Banco de Crédito de Bolivia obtained a net profit of approximately S/16.6 million (during the year 2020, net profit of approximately S/17.8 million).

(iii)	The result on investments at fair value through profit or loss is due to the net effect mainly from the following subsidiaries:

-
ASB Bank Corp. obtained a net loss of approximately S/45.9 million (during the year 2020, net profit of approximately S/146.3 million which corresponds mainly to the value fluctuation of the shares held in Royalty Pharma plc).

-	Credicorp Capital Colombia S.A. obtained a net loss of approximately S/46.9 million (during the year 2020, net profit of approximately S/93.1 million).

-	Atlantic Security Private Equity General Partner obtained a net profit of approximately S/17.1 million (during the year 2020, net loss of approximately S/47.0 million).

(iv)
As a result of the assessment of the impairment, during 2021 corresponds mainly to the net effect recorded mainly by the following subsidiaries: (i) impairment of S/11.3 million by Pacífico Seguros, (ii) recovery of impairment of S/3.9 million by Banco de Crédito del Perú, and (iii) recovery of impairment of S/0.8 million by Banco de Crédito de Bolivia. The result during 2020, corresponds to impairment recorded mainly by the following subsidiaries: (i) S/28.8 million by Pacífico Seguros, (ii) S/10.7 million by Banco de Crédito de Perú, and (iii) S/8.9 million by Banco de Crédito de Bolivia, due mainly to COVID-19. See more details of the impact of COVID-19 in Note 2(b).

25	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss, Note 8	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2021
Life insurance	2,508,154	(890,216)	1,617,938	(214,636)	54,663	1,457,965
Health insurance	630,790	(30,457)	600,333	(15,078)	−	585,255
General insurance	1,140,478	(3,176)	1,137,302	(508,992)	−	628,310
Total	4,279,422	(923,849)	3,355,573	(738,706)	54,663	2,671,530

2020
Life insurance	2,036,713	(754,480)	1,282,233	(115,347)	115,627	1,282,513
Health insurance	584,068	(22,366)	561,702	(12,309)	−	549,393
General insurance	1,021,136	(4,614)	1,016,522	(420,368)	−	596,154
Total	3,641,917	(781,460)	2,860,457	(548,024)	115,627	2,428,060

2019
Life insurance	1,984,279	(738,421)	1,245,858	(119,310)	93,664	1,220,212
Health insurance	571,006	(22,843)	548,163	(12,828)	−	535,335
General insurance	1,051,489	14,229	1,065,718	(427,022)	−	638,696
Total	3,606,774	(747,035)	2,859,739	(559,160)	93,664	2,394,243

(*)	This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(355,356)	(244,112)	(254,839)
Premiums ceded for facultative contracts, Note 9(b)	(392,346)	(327,098)	(289,386)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	8,996	23,186	(14,935)
	(738,706)	(548,024)	(559,160)

b)	Gross written premiums by insurance type are described below:

	2021		2020		2019
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	1,617,938	48.22	1,282,233	44.83	1,245,858	43.57
Health insurance (ii)	600,333	17.89	561,702	19.64	548,163	19.17
General insurance (iii)	1,137,302	33.89	1,016,522	35.53	1,065,718	37.26
Total	3,355,573	100.00	2,860,457	100.00	2,859,739	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2021		2020		2019
	S/(000)%		S/(000)%		S/(000)%

Credit life	593,370	36.67	582,064	45.39	536,091	43.03
Disability and survival (*)	645,194	39.88	458,653	35.77	470,066	37.73
Individual life (**)	119,220	7.37	46,391	3.62	60,705	4.87
Group life	150,777	9.32	129,315	10.09	128,656	10.33
Annuities	109,377	6.76	65,810	5.13	50,340	4.04
Total	1,617,938	100.00	1,282,233	100.00	1,245,858	100.00
(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)
Health insurance gross written premiums after adjustments include medical assistance which amounts to S/519.8 million as of December 31, 2021 (S/483.1 million and S/464.7 million as of December 31, 2020 and 2019, respectively) and represents 86.59 percent of this line of business as of December 31, 2021 (86.01 and 84.78 percent as of December 31, 2020 and 2019,respectively).

(iii)	General insurance gross written premiums consist of the following:

	2021		2020		2019
	S/(000)%		S/(000)%		S/(000)%

Automobile	334,939	29.45	339,306	33.38	357,796	33.57
Fire and allied lines	311,048	27.35	271,380	26.70	293,392	27.53
Theft and robbery	110,815	9.74	88,751	8.73	110,395	10.36
Technical lines (*)	63,792	5.61	59,370	5.84	70,364	6.60
Third party liability	109,907	9.66	62,080	6.11	50,024	4.69
Transport	58,300	5.13	42,758	4.21	44,368	4.16
SOAT (Mandatory automobile line)	25,662	2.26	32,934	3.24	41,068	3.85
Marine Hull	29,414	2.59	23,091	2.27	27,005	2.53
Aviation	38,275	3.37	37,366	3.68	42,191	3.96
Others	55,150	4.84	59,486	5.84	29,115	2.75
Total	1,137,302	100.00	1,016,522	100.00	1,065,718	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2021
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 16(b)	2,183,789	375,162	325,307	2,884,258
Ceded claims, Note 9(b)	(406,494)	(120,546)	(15,301)	(542,341)
Net insurance claims	1,777,295	254,616	310,006	2,341,917

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 16(b)	1,383,344	326,183	281,627	1,991,154
Ceded claims, Note 9(b)	(138,573)	(131,444)	(13,024)	(283,041)
Net insurance claims	1,244,771	194,739	268,603	1,708,113

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims	1,001,671	524,142	326,980	1,852,793
Ceded claims, Note 9(b)	(100,432)	(208,761)	(12,182)	(321,375)
Net insurance claims	901,239	315,381	314,798	1,531,418

As of December 31, 2021, the restrictions established by the government in relation to circulation and capacity in commercial activities began to be less rigid, which led to a gradual increase in claims in the general insurance business, but without reaching pre-pandemic levels, mainly in the Auto lines and in the Mandatory Traffic Accident Insurance (“SOAT” by its acronym in Spanish).

27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Salaries	2,090,835	1,958,770	1,816,939
Vacations, medical assistance and others (i)	342,435	285,891	360,334
Additional participation (ii)	342,065	165,859	243,787
Bonuses	280,568	271,712	264,171
Social security	213,640	209,782	200,935
Workers’ profit sharing	165,091	164,716	252,850
Severance indemnities	159,845	151,725	151,945
Share-based payment plans	73,997	104,499	120,062
Total	3,668,476	3,312,954	3,411,023

(i)
The variation corresponds mainly to severance indemnities. Also, after the change in the modality of on-site modality to the hybrid/remote mode due to the pandemic, an increase in connectivity bonuses was generated.

(ii)	The variation is mainly due to higher provisions for additional participations, since given the COVID-19 situation in 2020, a lower provision was made for this concept.

28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)

Systems expenses (i)	691,402	515,542	419,725
Publicity (ii)	486,885	349,745	380,923
Consulting and professional fees (iii)	312,752	219,671	253,029
Taxes and contributions	289,484	266,704	291,621
Repair and maintenance (iv)	176,093	133,257	86,844
Transport and communications (v)	222,706	167,517	190,046
Comissions by agents	104,700	87,899	86,370
Lease	86,417	70,404	71,581
Sundry supplies	57,093	67,537	74,550
Security and protection	63,500	64,439	66,424
Electricity and water	48,886	51,649	54,952
Subscriptions and quotes	54,674	49,212	44,523
Insurance	64,519	46,047	30,873
Electronic processing	39,528	36,920	28,217
Cleaning	20,105	22,900	21,445
Outsourcing (vi)	86,283	48,869	60,218
Services by third-party and others	151,066	187,796	199,776
Total	2,956,093	2,386,108	2,361,117

(i)
The increase corresponds to higher expenses incurred in the execution of strategic projects, mainly in the areas of cybersecurity, information security and cyber security. As well as expenses in server rentals and IT support services.

(ii)	The increase corresponds mainly to the higher consumption of Latam miles in S/70.0 MM. Likewise, higher advertising expenses were incurred in S/39.4 MM Google, Yape and social networks.

(iii)	The increase corresponds mainly to consulting expenses of “Transformación Acelera BCP”.

(iv)	The increase corresponds to higher expenses incurred in this period in remodeling and maintenance of buildings, facilities and furniture; and in maintenance administration.

(v)	The increase corresponds mainly to higher expenses incurred in inter-agency cash transfer and custody services. As well as courier services for the distribution of account statements and cards.

(vi)	The balance corresponds mainly to outsourcing services such as call center services, filing and digitalization services, collection services, among other minor services.

29	OTHER INCOME AND EXPENSES

This item consists of the following:

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Other income
Rental income	35,218	37,882	75,800
Income from resolution of IFRS 16 contracts	16,817	8,273	−
Revenue from sale of loan portfolio (i)	15,700	28,728	37,847
Recoveries of other accounts receivable and other assets	3,728	1,137	13,796
Net gain from sale of adjudicated assets	2,851	728	−
Net income from the sale of property, furniture and equipment	1,916	8,523	16,869
Net income from the sale of investment properties	−	−	23,629
Others (ii)	187,486	201,710	176,288
Total other income	263,716	286,981	344,229

	2021	2020	2019
	S/(000)	S/(000)	S/(000)
Other expenses
Provision for sundry risks, Note 13(k) (iii)	70,824	140,897	27,272
Losses due to operational risk	58,956	54,818	29,878
Association in participation	47,176	52,020	22,636
Provision for other accounts receivable	28,324	51,517	8,059
Expenses on improvements in building for rent	23,814	25,773	30,721
Various operating expenses (iv)	18,959	106,776	−
Intangible losses due to withdrawals and dismissed projects	17,630	40,342	22,492
Donations (v)	9,949	128,884	10,378
Administrative and tax penalties	1,601	3,029	2,659
Loss on sale of investment properties	−	1,328	−
Net loss from sale of adjudicated assets	−	−	9,617
Others (vi)	155,030	152,684	104,757
Total other expenses	432,263	758,068	268,469

(i)
As of December 31, 2021, the main portfolio sale was carried out under the modality of assignment of rights to Deutsche Bank AG / SPV I S.A.C. The capital sold of judicial and written-off portfolio was S/46.7 million and S/14.8 million, respectively, for a total value of S/18.7 million, generating a profit of S/12.2 million, among other minor sales. As of December 31, 2020, the main revenues from portfolio sales were the sale of judicial portfolio in the modality of assignment of rights to Deutsche Bank AG/ SPVI S.A. for S/25.9 million, sale of written-off portfolio to Conecta CNS S.A for S/1.9 million and JS Ornamental Peruvian Fish EIRL for S/0.6 million, among other minor sales.

(ii)
The balance is mainly comprised of the recovery of legal collection expenses for personal loans and credit card products, reimbursement for the transfer of license fees, tax refunds, among other minor items.

(iii)
The variation corresponds mainly to the fact that there were no legal provisions recorded by the subsidiary ASB Bank Corp during the year 2021 period while during the year 2020 period S/71.9 million were recorded for this concept.

(iv)
The variation corresponds to the higher expenses incurred by the health emergency during 2020, such as safety equipment, mobility vouchers, medical expenses, food, rapid tests, temperature measurement, among others.

(v)
In 2020, the Group made donations mainly through its subsidiaries BCP and MiBanco, a donation of S/100.0 million was the fundraising campaign called "#YoMeSumo" from BCP and S/10.0 million a donation from MiBanco, in both cases, to raise funds for the poorest families affected by COVID-19.

(vi)	The balance is mainly comprised of expenses for agency closings, expenses for system failures and incidents, reimbursement of commissions and interest, among other minor expenses.

30	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2021	2020	2019
Net income attributable to equity holders of Credicorp (in thousands of Soles)	3,584,582	346,894	4,265,304

Number of stock
Ordinary stock, note 18(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,914,734)	(14,872,164)	(14,883,274)
Sale (acquisition) of treasury stock, net	26,604	(99,716)	(9,737)
Weighted average number of ordinary shares for basic earnings	79,494,187	79,410,437	79,489,306
Plus - dilution effect - stock awards	182,208	212,438	194,213
Weighted average number of ordinary shares adjusted for the effect of dilution	79,676,395	79,622,875	79,683,519

Basic earnings per share (in Soles)	45.09	4.37	53.66
Diluted earnings per share (in Soles)	44.99	4.36	53.53

31	OPERATING SEGMENTS

The Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking -

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions -

-
Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance -

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A. and Mibanco – Banco de la Microempresa de Colombia S.A.

d)	Investment Banking and Wealth Management –

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries and ASB Bank Corp.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which result from the diversification of our portfolio.

-
Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer.  The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total income of the Group as of December 31, 2021, 2020 and 2019.

(i)
The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2021, 2020 and 2019:

	Income (*)
2021	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,143	368	6,194	3,262	(1,034)	(441)	(1,275)	3,391	449	184,715	166,387
Banco de Crédito de Bolivia	891	10	337	157	(17)	(23)	(63)	72	27	13,800	12,965
Insurance and Pension funds
Pacífico Seguros and subsidiaries	3,544	64	610	228	−	(57)	(5)	(130)	81	16,491	14,194
Prima AFP	407	1	(4)	406	−	(21)	(65)	146	12	840	265
Microfinance
Mibanco	2,114	−	1,860	(12)	(504)	(78)	(143)	266	50	16,163	13,800
Mibanco Colombia (****)	302	−	229	35	(4)	(14)	(16)	43	8	1,393	1,159
Investment Banking and Wealth Management	866	73	89	767	1	(45)	(25)	147	11	14,744	12,990
Other segments	182	33	47	80	(1)	(4)	(69)	(263)	2	3,377	2,634
Eliminations	−	−	−	−	−	−	−	−	−	(6,701)	(6,609)
Total consolidated	19,449	549	9,362	4,923	(1,559)	(683)	(1,661)	3,672	640	244,822	217,785

	Income (*)
2020	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,775	412	5,994	2,795	(4,637)	(428)	(51)	619	464	180,766	164,632
Banco de Crédito de Bolivia	773	7	330	103	(252)	(23)	139	(74)	16	12,472	11,781
Insurance and Pension funds
Pacífico Seguros and subsidiaries	3,211	57	526	602	−	(59)	(2)	195	49	16,025	13,039
Prima AFP	389	2	(8)	388	−	(21)	(67)	148	7	1,108	408
Microfinance
Mibanco	1,972	−	1,506	24	(1,118)	(86)	142	(379)	51	15,649	13,540
Mibanco Colombia (****)	238	−	165	28	(75)	(14)	19	(51)	13	1,208	993
Investment Banking and Wealth Management	1,102	31	70	920	−	(35)	(34)	(78)	29	11,715	9,995
Other segments	(78)	16	(12)	(96)	2	(4)	(36)	(46)	4	3,484	2,531
Eliminations	−	−	−	−	−	−	−	−	−	(5,021)	(4,958)
Total consolidated	18,382	525	8,571	4,764	(6,080)	(670)	110	334	633	237,406	211,961

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.
(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a).

	Income (*)
2019	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,750	345	6,245	3,632	(1,558)	(413)	(1,160)	3,239	349	139,832	123,040
Banco de Crédito de Bolivia	736	4	329	117	(61)	(19)	(43)	79	16	10,481	9,744
Insurance and Pension funds
Pacífico Seguros and subsidiaries	3,224	23	493	346	−	(58)	(6)	381	45	13,785	10,964
Prima AFP	457	3	(1)	457	−	(20)	(85)	197	8	909	211
Microfinance
Mibanco	2,408	126	1,901	62	(472)	(87)	(168)	401	60	13,576	11,489
Mibanco Colombia (****)	68	−	56	4	(8)	(2)	(2)	3	2	1,169	968
Investment Banking and Wealth Management	968	6	69	885	−	(22)	(16)	230	236	9,423	7,950
Other segments	63	100	−	(108)	(1)	(3)	(143)	(178)	87	2,998	992
Eliminations	−	−	−	−	−	−	−	−	−	(4,314)	(4,245)
Total consolidated	19,674	607	9,092	5,395	(2,100)	(624)	(1,623)	4,352	803	187,859	161,113

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.
(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in Note 2(a).

(ii)
The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2021, 2020 and 2019:

	2021				2020				2019
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Perú	17,327	8,684	3,773	188,481	16,452	8,413	3,825	187,291	17,990	9,105	3,925	142,161
Bolivia	978	373	121	13,012	853	357	101	11,870	809	368	93	9,815
Colombia	601	213	415	2,610	566	144	451	2,607	356	21	432	2,769
Panama (****)	309	103	30	10,389	261	(73)	32	7,321	165	(96)	20	4,975
Chile	166	1	131	1,026	134	(2)	171	853	142	(2)	209	1,088
United States of America	33	1	1	5	33	−	3	6	10	(1)	3	6
Bermuda	18	(17)	134	2,174	(14)	(22)	134	1,930	13	10	117	266
Cayman Islands	17	−	−	88	97	112	−	83	189	184	−	33
Total consolidated	19,449	9,358	4,605	217,785	18,382	8,929	4,717	211,961	19,674	9,589	4,799	161,113

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.
(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.
(****)	In August 2021, the merger by absorption between ASB Bank Corp. and Atlantic Security Bank (absorbed entity) was carried out. See more detail in Note 2(a).

32	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a)
The Group’s consolidated financial statements at December 31, 2021 and 2020 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions and balances with related parties and individuals as of December 31, 2021 and 2020:

	2021	2020
	S/(000)	S/(000)

Statement of financial position -
Direct loans	1,848,299	1,909,516
Investments (i)	871,779	1,165,661
Deposits (ii)	(768,564)	(1,582,412)
Derivatives at fair value	2,325	4,408

(i)
During the year 2021, the balance includes mainly S/183.3 million of corporate bonds, S/178.6 million of corporate bonds issued by Cementos Pacasmayo S.A., S/137.7 million of shares of Alicorp S.A.A. and S/184.8 million of shares of Inversiones Centenario. The decrease in the balance corresponds mainly to the fluctuation that negatively affected the investments in shares of Inversiones Centenario and Alicorp S.A.A.A.

During the year 2020, the balance mainly includes S/208.2 million of corporate bonds and S/120.9 million of Alicorp S.A.A. shares, S/174.4 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/196.5 million of Inversiones Centenario shares.

(ii)
Corresponds to deposits from legal entities and individuals. As of December 31, 2021 and 2020, the balance corresponds mainly to Inversiones Piuranas S.A., Cementos Pacasmayo S.A.A. and Grupo Piurano de Inversiones S.A. and the decrease in deposits in 2021 with respect to 2020 is due to the fact that these entities carried out fewer operations.

	2021	2020
	S/(000)	S/(000)

Statement of income
Interest income related to loans	39,603	57,373
Interest expenses related to deposits	(16,236)	(17,212)
Other income	10,243	24,411

Off-balance sheet
Indirect loans	459,562	431,089

The decrease in interest accrued on loans is mainly due to the fact that the loans for the 2021 period have already matured and been cancelled. Likewise, the decrease in deposits and interest expense decreased in the same proportion as a result of entities withdrawing loans received as demand deposits. Finally, as a result of the decrease in the operations of related entities, the variation in other income is evidenced mainly by the entity Inversiones Centenario S.A.A.A.

c)
All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2021 and 2020, direct loans to related companies are secured by collateral, had maturities between January 2022 an March 2029, at an annual soles average interest rate of 6.37 percent  and at an annual foreign currency average interest rate of 4.03 percent (as of December 31, 2020, maturities between January 2021 an March 2036, at an annual soles average interest rate of 5.33 percent  and at an annual foreign currency average interest rate of 4.45 percent). Also, as of December 31, 2021 and December 31, 2020, the Group maintains an allowance for loan losses for related parties amounting to S/23.4 million and S/9.1 million, respectively.

d)
At December 31, 2021 and 2020, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2021 and 2020, direct loans to employees, directors, key management and family members amounted to S/1,054.7 million and S/1,062.1 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2021 and 2020 was as follows:

	2021	2020
	S/(000)	S/(000)

Director’s compensation	6,862	6,106
Senior Management Compensation:
Remuneration	45,164	32,396
Stock awards vested	10,351	22,756
Total	62,377	61,258

f)	As of December 31, 2021 and 2020 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2021	2020
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars (i)	588,330	427,012
Bolivianos	157,332	138,887
Colombian pesos	78,773	67,284
Soles(ii)	45,741	117,177
Chilean pesos	2,140	1,522
Total	872,316	751,882

Restricted mutual funds, Note 6(a)(iv)	365,954	436,881

(i)	The increase in the balance corresponds mainly to the purchase of new participations in mutual funds managed by Credicorp Capital Asset Management.

(ii)	The decrease in soles currency in the year 2021 with respect to 2020 is due to the redemption of participation quotas in mutual funds managed by Credicorp Capital S.A. S.A.F.

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2021 and 2020:

	2021						2020
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income			Total
	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	−	−	−	−	39,320,740	39,320,740	−	−	−	−	36,752,994	36,752,994
Guarantee funds, reverse repurchase agreements and securities borrowings	−	−	−	−	1,766,948	1,766,948	−	−	−	−	2,394,302	2,394,302
At fair value through profit or loss	5,928,497	−	−	−	−	5,928,497	6,467,471	−	−	−	−	6,467,471
Investments at fair value through other comprehensive income, Note 6(b)	−	−	34,380,552	377,891	−	34,758,443	−	−	43,241,339	502,550	−	43,743,889
Amortized cost investments	−	−	−	−	8,265,559	8,265,559	−	−	−	−	4,962,382	4,962,382
Loans, net	−	−	−	−	139,120,104	139,120,104	−	−	−	−	127,761,125	127,761,125
Financial assets designated at fair value through profit or loss	−	974,664	−	−	−	974,664	−	823,270	−	−	−	823,270
Premiums and other policies receivable	−	−	−	−	921,103	921,103	−	−	−	−	937,223	937,223
Accounts receivable from reinsurers and coinsurers	−	−	−	−	1,198,379	1,198,379	−	−	−	−	919,419	919,419
Due from customers on acceptances	−	−	−	−	532,404	532,404	−	−	−	−	455,343	455,343
Other assets, Note 13(a)	1,661,628	−	−	−	1,797,134	3,458,762	1,214,497	−	−	−	1,823,556	3,038,053
	7,590,125	974,664	34,380,552	377,891	192,922,371	236,245,603	7,681,968	823,270	43,241,339	502,550	176,006,344	228,255,471

Liabilities

Deposits and obligations	−	−	−	−	150,340,862	150,340,862	−	−	−	−	142,365,502	142,365,502
Payables from repurchase agreements and securities lending	−	−	−	−	22,013,866	22,013,866	−	−	−	−	27,923,617	27,923,617
Due to banks and correspondents	−	−	−	−	7,212,946	7,212,946	−	−	−	−	5,978,257	5,978,257
Bankers’ acceptances outstanding	−	−	−	−	532,404	532,404	−	−	−	−	455,343	455,343
Accounts payable to reinsurers and coinsurers	−	−	−	−	463,825	463,825	−	−	−	−	338,446	338,446
Lease liabilities	−	−	−	−	655,294	655,294	−	−	−	−	750,578	750,578
Financial liabilities at fair value through profit or loss	325,571	−	−	−	−	325,571	561,602	−	−	−	−	561,602
Bonds and notes issued	−	−	−	−	17,078,829	17,078,829	−	−	−	−	16,319,407	16,319,407
Other liabilities, Note 13(a)	1,524,761	−	−	−	3,833,434	5,358,195	1,205,213	−	−	−	3,273,754	4,478,967
	1,850,332	−	−	−	202,131,460	203,981,792	1,766,815	−	−	−	197,404,904	199,171,719

34	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a cornerstone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors –

The Credicorp Board of Directors is responsible for the overall approach to risk management of Credicorp Ltd., including the approval of its appetite for risk.

Likewise; take knowledge of the level of compliance of the appetite and the level of risk exposure, as well as the relevant improvements in the integral risk management of Grupo Crédito and Subsidiaries of Credicorp (Group).

Grupo Crédito’s Board of Directors –

Grupo Crédito's Board of Directors is responsible for the general approach to risk management of the Group's subsidiaries and the approval of the risk appetite levels that it is willing to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management, promotes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the Group's regulatory compliance function.

Group Company Boards -

The Board of each company of the Group is responsible for aligning the risk management established by the Board of Grupo Crédito with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Credicorp Board of Directors, proposes the levels of risk appetite for Credicorp Ltd. Also, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries and the relevant improvements in integral management of risks of said entities.

The Committee will be made up of no less than three directors of Credicorp, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of Credicorp subsidiaries. Likewise, the coordinator of the Committee will be the Credicorp Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

(iii)	Grupo Crédito Risk Committee -

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, the establishing of principles, policies and general limits.

The Risk Committee is presided by no less than three Board members of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Likewise, the coordinator of the Committee will be the Grupo Crédito Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

In addition to effectively managing all the risks, the Grupo Crédito Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Corporate credit Risk Committees (retail and non-retail)-

The Corporate credit Risk Committees (retail and non-retail) are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Grupo Crédito Risk Committee.

Corporate Treasury and ALM (Asset Liability Management) Risk Committee -

The corporate Treasury and ALM Risk Committee are responsible for analyzing and proposing the corporate objectives, guidelines and policies for Treasury Risk Management and ALM of all the companies of the Group. As well as, monitoring the indicators and limits of the Group market risk appetite and each of the companies of the Group. Further, they are responsible of be aware of the actions for the implementation of the corrective measures if there are deviations from appetite levels and risk tolerance assumed by the companies of Group. Furthermore, they are responsible for proposing the approval of any changes in the functions described above and for reporting any findings to the Grupo Crédito Risk Committee.

Corporate Model Risk Committee –

The Corporate Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group's data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Grupo Crédito Risks on exposures, related to model risk, which involve variations in the risk profile.

Corporate Operational Risk Methodology Committee -

The Corporate Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Credicorp Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by Group companies.

(iv)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries. Likewise, it reports the relevant improvements in the integral risk management of Grupo Crédito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Grupo Crédito Board of Directors. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

The units of the Central Risk Management that manage risk at the corporate level are the following:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Grupo Crédito Board, respecting the laws and regulations in force. In addition, it assesses the evolution of the risk of wholesale clients and identifies problematic situations, taking actions to mitigate or resolve them.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing the Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and developing credit policies that are in accordance with the guidelines and risk levels established by Grupo Crédito's Board of Directors. Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management.

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Grupo Crédito. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risks strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

The Non-Financial Risks Division is made up of the following areas: Cybersecurity Area Management, Corporate Security Area Management, Operational Risk Management Area Management, and the Digital Risk Project Management Office.

(vi)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible for providing corporate policies to ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Grupo Crédito's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as it seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and specific metrics:

“Core” metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-
Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio.

34.1	Credit risk -

a)
The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans and due from customers on acceptances), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the statement of financial position.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-
For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-
Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments, cash and loans.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered goods are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding credit. In general, the Group does not use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)
The maximum exposure to credit risk as of December 31, 2021 and 2020, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 34.10(a), 34.10(b) and the contingent credits detailed in Note 21(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring internal models of each company of the Group. In Credicorp, quantitative and qualitative analysis are made for each client, regarding their financial position, credit behavior in the financial system and the market in which they operate or are located. This analysis is carried out continuously to characterize the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due according to three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of credit. The detail is shown below:

-	Banco de Crédito del Perú, Mibanco y Solución Empresa Administradora Hipotecaria internally classify a loan as past due

-	For corporate, large and medium companies, when it has more than 15 days in arrears.
-	For small and microbusiness when it has more than 30 days in arrears.
-	For overdrafts when it has more than 30 days in arrears.
-
For consumer, mortgage and leasing operations, installments are internally classified as past due when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Mibanco Colombia internally classifies a loan as past due:

-	For commercial loans when it has more than 90 days in arrears.
-	For microbusiness loans when it has more than 60 days in arrears.
-	For consumer loans when it has more than 60 days in arrears.
-	For mortgage loans when it has more than 30 days in arrears.

-	Atlantic Bank Corp. internally classifies a loan as past due when it has 1 or more days in arrears.

-	Banco de Crédito de Bolivia internally classifies a loan as past due when it has 30 or more days in arrears.

Estimate of the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date using the effective interest rate. The definition of the parameters is presented below:

-
Probability of default (PD): this is a measurement of credit rating given internally to a client, designed to estimate their probability of default within a specific time horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions, according to the type of asset:

-
Consumer products, credit card and SME: if the client, at some certain point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-
Mortgage products: if the client, at some certain point, presents arrears equal to or greater than 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-
Commercial products: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment.

-
Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poor’s or Moody's, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment or if it is in default according to the definition for Commercial products. When an issuer is classified as default, all its instruments are also classified as Default, that is, in stage 3.

-
Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-
LGD workout: this is the real loss of the clients that arrived at the stage of default. The recoveries and costs of each one of the operations are used to calculate this parameter (includes open and closed recovery processes).

-
LGD ELBE (expected loss best estimate): this is the loss of the contracts in a default situation based on the time in arrears of the operation (the longer the operation is in default, the greater will be the loss).

-
Exposure at default (EAD): this is a measurement which estimates the exposure at the time of the client’s default, considering changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused credit lines.

The estimate of the risk parameters considers information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic), which are weighted to obtain the expected credit loss.

The fundamental difference between the expected credit loss of a loan allocated in stage 1 and stage 2 is the PD’s time horizon. The estimates in stage 1 use a PD with a maximum time horizon of 12 months, while those in stage 2 use a PD measured for the remaining lifetime of the instrument. The estimates in stage 3 are carried out based on an LGD “best estimate”.

For those portfolios that are not material and/or do not have specific credit scoring models, the option was to extrapolate the expected credit loss ratio of portfolios with comparable characteristics.

The main methodological calibrations made in the internal credit risk models during 2021 were:

-
PD models: we evaluated if the adjustments implemented during the first wave of COVID-19 and the measurement of credit risk given the subsequent aids implemented by the Government and the Group were still appropriate; particularly in a context where those aids had already expired (or were never given) and we had observed enough payment behavior.

Therefore, we began again to use actual customer payment records to measure credit risk in some segments. First, in Consumer loans, and then in the Mortgage and SME segments, also considering the additional political uncertainty. BCP ended 2021 with models in which more than 90% of the retail portfolio and around two thirds of the SME portfolio (without considering Reactiva Perú loans) is calibrated using historical default rates.

-
LGD models: we evaluated whether the assumptions implemented during 2020 were still adequate. In this sense, given that the payment behavior was better than expected, we adjusted the roll rates in all segments; but we kept the assumptions on the evolution of real estate prices in the future, because we expect a less dynamic macroeconomic environment in the coming years.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the expected credit loss in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in the estimate of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation rate, among others, for a period of 3 years and a long-term projection.

The expected credit loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios (base, optimistic and pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal team of Economic Studies and approved by the Senior Management. The scenario design is revised quarterly. All the scenarios considered apply to the portfolios subject to expected credit loss with the same probabilities.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin date. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.
-
Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the risk level in which the instrument was originated. The thresholds differ for each of the portfolios considered.

-	Additional qualitative reviews are carried out based on the risk segmentation used in the management of Retail Banking and an individual review is carried out in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date, according to the definition used by the Group, are considered as stage 3.

Evaluations of significant increase in credit risk from initial recognition and credit impairment are carried out independently on each reporting date. Assets can be moved in both directions from one stage to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1 if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the asset is no longer considered to be impaired.

Expected life -

For the instruments in stage 2 or 3, the allowance for loan losses will cover the expected credit loss during the expected time of the remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out to determine what would be the expected life period.

The following is a summary of the direct credits classified into three important groups and their respective allowance for loan losses for each type of loan; it is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in note 34.1(c).

	2021				2020
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	69,831,342	8,987,668	−	78,819,010	66,039,657	8,159,561	−	74,199,218
Past due but not impaired	542,210	739,183	−	1,281,393	371,432	266,533	−	637,965
Impaired	−	−	6,906,547	6,906,547	−	−	5,062,586	5,062,586
Gross	70,373,552	9,726,851	6,906,547	87,006,950	66,411,089	8,426,094	5,062,586	79,899,769
Less: Allowance for loan losses	554,018	636,875	2,206,979	3,397,872	717,445	659,272	1,755,096	3,131,813
Total, net	69,819,534	9,089,976	4,699,568	83,609,078	65,693,644	7,766,822	3,307,490	76,767,956

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,446,261	1,466,878	−	19,913,139	17,760,423	1,069,247	−	18,829,670
Past due but not impaired	255,928	291,247	−	547,175	303,647	291,165	−	594,812
Impaired	−	−	1,371,146	1,371,146	−	−	1,143,896	1,143,896
Gross	18,702,189	1,758,125	1,371,146	21,831,460	18,064,070	1,360,412	1,143,896	20,568,378
Less: Allowance for loan losses	76,706	97,388	800,639	974,733	160,945	109,666	638,845	909,456
Total, net	18,625,483	1,660,737	570,507	20,856,727	17,903,125	1,250,746	505,051	19,658,922

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	10,616,608	8,349,028	−	18,965,636	11,494,102	7,936,951	−	19,431,053
Past due but not impaired	134,473	576,320	−	710,793	64,318	522,530	−	586,848
Impaired	−	−	1,906,172	1,906,172	−	−	1,972,003	1,972,003
Gross	10,751,081	8,925,348	1,906,172	21,582,601	11,558,420	8,459,481	1,972,003	21,989,904
Less: Allowance for loan losses	434,049	625,252	1,148,629	2,207,930	568,588	1,118,054	1,406,014	3,092,656
Total, net	10,317,032	8,300,096	757,543	19,374,671	10,989,832	7,341,427	565,989	18,897,248

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	11,870,584	2,718,498	−	14,589,082	9,891,072	2,324,121	−	12,215,193
Past due but not impaired	104,821	202,577	−	307,398	102,003	260,839	−	362,842
Impaired	−	−	1,099,328	1,099,328	−	−	1,627,739	1,627,739
Gross	11,975,405	2,921,075	1,099,328	15,995,808	9,993,075	2,584,960	1,627,739	14,205,774
Less: Allowance for loan losses	317,595	637,762	941,416	1,896,773	415,223	974,113	1,375,499	2,764,835
Total, net	11,657,810	2,283,313	157,912	14,099,035	9,577,852	1,610,847	252,240	11,440,939

Consolidated of loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct loans, Note 7(a)	111,802,227	23,331,399	11,283,193	146,416,819	106,026,654	20,830,947	9,806,224	136,663,825
Total allowance for loan losses, Note 7(a)	1,382,368	1,997,277	5,097,663	8,477,308	1,862,201	2,861,105	5,175,454	9,898,760
Total net direct loans	110,419,859	21,334,122	6,185,530	137,939,511	104,164,453	17,969,842	4,630,770	126,765,065

The general explanation of the variations in the allowance for loan losses is found in note 7(c).

At Credicorp, we separate renegotiated loans into two groups, focusing on operations that have suffered a significant increase in credit risk since their disbursement, which has generated modifications to the original loan agreement. Both groups are defined below:

-	Refinanced loans: are those loans that have undergone modifications in the initial loan agreement (term and interest rate), according to the accounting definition.
-
Renegotiated loans due to the COVID-19 pandemic: are those loans for which, due to the pandemic, the SBS and other local regulators have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements.

Below is the amount of gross portfolio balance and allowance for loan losses for Credicorp's renegotiated loans. The presentation is made for each of the two groups defined above and by opening the balances by stage. It should be noted that for the construction of the tables, the information of the three subsidiaries that concentrate more than 95.0 percent of the balance of renegotiated loans (BCP, Mibanco and BCB) has been considered.

As of December 31, 2021, and 2020, renegotiated loans and their expected credit loss are composed as follows:

	2021		2020
	Refinanced loans	Allowance for loan losses	Refinanced loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	60,420	1,097	111,638	5,063
Stage 2	44,861	10,617	33,406	6,864
Stage 3	1,681,057	936,994	1,523,285	873,216
Total	1,786,338	948,708	1,668,329	885,143

	2021		2020
	Renegotiated loans COVID	Allowance for loan losses	Renegotiated loans COVID	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	10,747,826	178,357	20,555,760	591,306
Stage 2	5,440,274	666,092	8,679,864	1,867,300
Stage 3	2,752,914	1,567,504	2,319,279	1,389,257
Total	18,941,014	2,411,953	31,554,903	3,847,863

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2021					2020
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans		Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans

					Total					Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	6,906,547	1,371,146	1,906,172	1,099,328	11,283,193	5,062,586	1,143,896	1,972,003	1,627,739	9,806,224
Fair value of collateral	6,298,966	1,181,979	486,477	279,861	8,247,283	4,414,346	975,834	433,151	233,665	6,056,996
Allowance for loan losses	2,206,979	800,639	1,148,628	941,416	5,097,662	1,755,096	638,845	1,406,014	1,375,499	5,175,454

On the other hand, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)
Loans with payment delay of one day or more but that are not past due according to our internal guidelines, which comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.

(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of "past due" loans consistent with IFRS 7.

	2021						2020
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	132,273,846	−	−	13,022	132,286,868	13,022	124,673,296	−	−	1,837	124,675,133	1,837
Past due but not impaired	−	−	2,400,329	446,429	2,846,758	2,846,758	−	−	1,824,361	358,107	2,182,468	2,182,468
Impaired debt	−	5,357,744	822,461	5,102,988	11,283,193	5,925,449	−	4,860,127	620,472	4,325,625	9,806,224	4,946,097
Total	132,273,846	5,357,744	3,222,790	5,562,439	146,416,819	8,785,229	124,673,296	4,860,127	2,444,833	4,685,569	136,663,825	7,130,402

The classification of loans by type of loan and maturity is as follows:

	2021					2020
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	78,815,254	3,627,246	1,362,487	3,201,963	87,006,950	74,198,117	3,117,851	683,060	1,900,741	79,899,769
Residential mortgage loans	19,913,139	581,358	731,821	605,142	21,831,460	18,828,934	376,053	744,339	619,052	20,568,378
Microbusiness loans	18,956,460	524,064	683,183	1,418,894	21,582,601	19,431,050	683,370	520,062	1,355,422	21,989,904
Consumer loans	14,588,993	625,076	445,299	336,440	15,995,808	12,215,195	682,853	497,372	810,354	14,205,774
Total	132,273,846	5,357,744	3,222,790	5,562,439	146,416,819	124,673,296	4,860,127	2,444,833	4,685,569	136,663,825

The expected credit loss for direct loans, indirect loans and due from customers on banker’s acceptances is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, that are based on macroeconomic projections provided by the internal team of Economic Studies and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including the growth of the gross domestic product (GDP), employment, terms of trade, inflation rate, among others.

Macroeconomic scenario -

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, that are calculated with macroeconomic projections provided by the internal team of Economic Studies and approved by the Senior Management. The local and international information flows available during the analysis period are used to feed projections, which reflect the fact that Perú is a small and open economy, and in this context approximately 60.0 percent of the volatility in economic growth is driven by external factors, including terms of trade, the growth of Peru’s trading partners and the external interest rates. Information on each of these factors is gathered to construct each scenario for the next three years.

The variables mentioned above, together with local variables (fiscal and monetary variables), are incorporated in the economic models. Two types of models are used in this regard:

(i)	Structural projection model.
(ii)	Financial programming model.

The first is a dynamic stochastic general equilibrium model, which is constructed with expectations. The second is built with the main identities of national accounts in accordance with the financial programming methodology designed by the IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, we obtain figures for GDP growth, inflation, exchange rate and other variables for the years 2021, 2022 and 2023. Thus, we estimate the economy to rebound around 13.0 percent in 2021 (real figure of 2020: (11.0) percent). The economy in 2021 has proved a greater than expected resilience amid the recovery of our main trading partners, increase of the terms of trade (its highest level in almost 50 years), combined with expansionary monetary and fiscal policies, as well as withdrawals of Pension Funds and Work Compensation Funds (CTS), allowing real GDP growing about +1.0 percent compared to 2019 level.

We estimate the economy to rebound 2.5 percent in the year 2022 (2.0 percent in the previous estimation) and 1.7 percent in the year 2023 (same to the previous estimation) given the greater resilience and higher inertia exhibited in 2021:

If the seasonally adjusted level achieved in the third quarter of 2021 is held constant throughout 2022, real GDP would grow by around 1.0 percent in the year 2022. On the other hand, if the seasonally adjusted level reached in the second quarter of 2021 is kept constant throughout 2022, GDP would grow around 0.0 percent in the year 2022. In other words, the growth inertia already observed between in the third quarter of 2021 respect the second quarter of the same year would contribute 1.0 percentage points to 2022 real GDP growth, largely explaining our upward revision.

We believe that private investment will fall by around (2.5) percent in the year 2022, but less than our former (7.0) percent forecast from a few months ago. Even if private investment were to remain flat or stagnant throughout 2022 at the seasonally adjusted level reached in the third quarter of 2021, this variable would grow by about 1.5 percent; but given local factors we believe that private investment will fall slightly in the year 2022.

The start-up of new copper mining projects such as Quellaveco, Mina Justa and the Toromocho expansion, will contribute to the growth of GDP during the second half of 2022. Compared to three months ago, the global context for the year 2022 looks more challenging, not only because of the new COVID-19 variants, but also because of the expectation of a Fed policy rate hike starting in the middle of next year, rather than 2023 as foreseen by futures a few months ago. Even so, Perú will continue to benefit from a favorable expected average copper price.

At a domestic level, political uncertainty is expected to remain high in the year 2022, with lower risks of total changes in the economic regime or the Constituent Assembly. We also expect a gradual withdrawal (although more accelerated than expected three months ago) of the BCRP broadly expansionary monetary policy. Also, a cumulative inflation of almost 10.0 percent between 2021 and 2022 will affect consumers (private consumption would grow around 3.0 percent, a similar rate than 2019).

Regarding the probabilities of each scenario, probabilities of 60.0 percent, 30.0 percent and 10.0 percent were considered for the base, optimistic and pessimistic scenarios, respectively, as of December 31, 2021 (80.0 percent, 15.0 percent, and 5.0 percent, respectively, as of December 31, 2020). The expected value of the three GDP projections gives us a rebound of around 13.0 percent in 2021. The probabilities assigned to each scenario and projection year are validated through a fan chart analysis, which uses a probability function to identify and analyze:

i)	The central tendency of the projections.
ii)	The dispersion that is expected around this value.
iii)	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison between the carrying amount of allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, and its estimation under three scenarios: base, optimistic and pessimistic.

	2021	2020
	S/(000)	S/(000)

Carrying amount	9,071,011	10,435,623

Scenarios:
Optimistic	9,014,409	10,100,156
Base Case	9,078,873	10,460,012
Pessimistic	9,173,730	11,018,666

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Perú, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above mentioned institutions.

The following table shows the analysis of the risk-rating of the investments at fair value through profit or loss, at fair value through other comprehensive income and amortized cost provided by the institutions referred to above:

	2021		2020
	S/(000)%		S/(000)%
Instruments rated in Perú:
AAA	303,831	0.6	−	−
AA- a AA+	62,287	0.1	−	−
A- to A+	5,182	−	1,369,969	2.5
BBB- to BBB+	21,050,591	43.1	21,395,476	38.8
BB- to BB+	694,398	1.4	901,934	1.6
Lower and equal to +B	82,395	0.2	5,590	−
Unrated:
BCRP certificates of deposit (i)	9,448,574	19.3	17,237,158	31.3
Listed and unlisted securities	384,243	0.8	514,297	0.9
Restricted mutual funds	365,954	0.7	436,881	0.8
Investment funds	295,480	0.6	212,951	0.4
Mutual funds	20,672	−	302,212	0.5
Hedge funds	24,275	−	4,505	−
Other instruments	39,035	0.1	78,159	0.1
Subtotal	32,776,917	66.9	42,459,132	76.9

	2021		2020
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	1,723,289	3.5	700,312	1.3
AA- a AA+	1,508,978	3.1	1,043,409	1.9
A- to A+	2,172,071	4.4	2,395,327	4.4
BBB- to BBB+	4,642,916	9.5	4,594,711	8.4
BB- to BB+	3,357,991	6.9	1,733,080	3.1
Lower and equal to +B	119,379	0.2	129,094	0.2
Unrated:
Listed and unlisted securities	84,428	0.2	267,943	0.5
Mutual funds	1,553,561	3.2	677,084	1.2
Participations of RAL funds	323,139	0.7	278,819	0.5
Investment funds	236,367	0.5	155,183	0.3
Hedge funds	152,541	0.3	122,433	0.2
Other instruments	300,922	0.6	617,215	1.1
Subtotal	16,175,582	33.1	12,714,610	23.1
Total	48,952,499	100.0	55,173,742	100.0

(i)	The decrease in the balance is mainly due to the maturity of these instruments, see Notes 6(a)(iii) and 6(b)(iii).

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2021 and 2020, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2021					2020
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Perú (***)	1,243,890	−	25,687,934	8,337,432	35,269,256	1,872,875	−	27,108,101	15,364,282	44,345,258
Financial services	3,722,627	271,701	18,714,111	5,560,441	28,268,880	2,902,651	168,452	15,841,601	5,941,069	24,853,773
Commerce	51,436	4,610	26,716,462	1,480,290	28,252,798	18,817	−	24,029,835	490,612	24,539,264
Manufacturing	180,666	193,091	22,713,289	2,235,747	25,322,793	409,490	91,110	19,155,347	2,694,326	22,350,273
Government and public administration	1,605,754	9,516	8,142,978	10,613,437	20,371,685	1,888,710	−	5,374,603	12,831,954	20,095,267
Mortgage loans	−	−	21,128,330	−	21,128,330	−	−	19,738,710	−	19,738,710
Consumer loans	−	−	14,717,230	−	14,717,230	−	−	13,144,271	−	13,144,271
Real estate and leasing	81,019	−	11,362,371	64,193	11,507,583	93,422	3,073	11,798,614	179,368	12,074,477
Communications, storage and transportation	93,649	401,789	7,282,709	1,159,161	8,937,308	76,711	367,908	7,416,065	924,885	8,785,569
Electricity, gas and water	299,189	11,947	4,472,766	3,789,250	8,573,152	194,542	116,209	3,533,722	2,893,815	6,738,288
Community services	−	−	7,584,239	−	7,584,239	37	−	7,382,713	−	7,382,750
Construction	23,109	850	3,882,922	494,236	4,401,117	35,557	−	3,807,260	331,946	4,174,763
Mining	108,609	846	4,535,519	188,797	4,833,771	76,012	8,083	3,470,665	241,063	3,795,823
Agriculture	6,113	−	4,613,294	31,633	4,651,040	10,815	−	4,044,735	15,473	4,071,023
Hotels and restaurants	−	−	2,805,317	−	2,805,317			2,762,674		2,762,674
Education, health and others	102,655	75,774	1,778,522	542,754	2,499,705	20,285	68,435	1,712,817	1,680,135	3,481,672
Insurance	14,057	−	2,185,490	832	2,200,379	10,080	−	1,898,194	919	1,909,193
Fishing	1,532	−	611,616	−	613,148	923	−	639,227	9,169	649,319
Others	55,820	4,540	3,987,272	260,240	4,307,872	71,041	−	3,147,190	144,873	3,363,104
Total	7,590,125	974,664	192,922,371	34,758,443	236,245,603	7,681,968	823,270	176,006,344	43,743,889	228,255,471

(*)	It includes non-trading investments that did not pass SPPI test.
(**)	OCI: Other comprehensive income.
(***)
The decrease in the balance corresponds mainly to (i) the purchase of certificates of deposit from the BCRP and (ii) the increase in deposits in the Banco Central de Reserva del Perú; see further details in notes 6(a), 6(b), 5(a) and note 4(a), respectively.

As of December 31, 2021 and 2020 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2021					2020
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Perú	2,796,583	17,224	166,930,313	22,822,157	192,566,277	3,511,686	67,821	155,598,019	34,208,824	193,386,350
United States of America	812,625	398,914	6,353,068	7,169,005	14,733,612	444,924	459,266	3,288,720	4,922,144	9,115,054
Bolivia	676,534	−	11,752,887	751,752	13,181,173	584,879	−	10,718,164	708,784	12,011,827
Colombia	1,191,151	−	2,535,639	752,919	4,479,709	1,387,406	4,788	2,264,768	1,147,770	4,804,732
Chile	416,637	13,638	2,270,868	783,983	3,485,126	420,527	5,315	1,446,246	618,572	2,490,660
Brazil	19,723	4,512	928,768	171,501	1,124,504	104,774	−	752,257	86,673	943,704
Mexico	14,680	94,884	133,350	477,342	720,256	113,988	42,336	1,942	408,567	566,833
Panama	−	−	597,310	156,752	754,062	25,624	−	405,941	131,722	563,287
Europe:
Luxembourg	1,121,779	−	7,020	2,236	1,131,035	297,652	−	306	7,963	305,921
France	256,661	189,157	16,430	237,597	699,845	423,711	1,890	32,864	253,152	711,617
United Kingdom	72,606	14,631	127,018	158,359	372,614	27,869	18,870	369,455	140,302	556,496
Others in Europe	92,442	20,529	270,678	187,004	570,653	95,156	42,991	85,235	129,506	352,888
Spain	4,110	−	42,574	41,884	88,568	26,152	−	42,157	76,770	145,079
Switzerland	956	372	18,936	110,284	130,548	494	799	74,246	60,378	135,917
Netherlands	907	1,036	27,095	63,135	92,173	952	1,526	122,696	50,676	175,850
Multilateral Organizations (***)	−	−	−	81,435	81,435	−	−	−	150,656	150,656
Canada	46,833	321	69,789	131,050	247,993	26,894	373	70,562	119,897	217,726
Others	65,899	219,446	840,628	660,048	1,786,021	189,280	177,295	732,766	521,533	1,620,874
Total	7,590,126	974,664	192,922,371	34,758,443	236,245,604	7,681,968	823,270	176,006,344	43,743,889	228,255,471

(*)	It includes non-trading investments that did not pass SPPI test.
(**)	OCI: Other comprehensive income.
(***)	Correspond to instruments issued by the Development Bank of Latin America (formerly CAF) and by the Inter-American Development Bank (IDB).

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-
Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2021
	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,661,628	1,661,628	(237,575)	(70,621)	1,353,432
Cash collateral, reverse repurchase agreements and securities borrowing	1,766,948	1,766,948	−	(344,461)	1,422,487
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	3,853,967	3,853,967	(1,883,323)	−	1,970,644
Total	7,282,543	7,282,543	(2,120,898)	(415,082)	4,746,563

	2020
	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,214,497	1,214,497	(85,156)	(33,784)	1,095,557
Cash collateral, reverse repurchase agreements and securities borrowing	2,394,302	2,394,302	−	(1,340,272)	1,054,030
Available-for-sale and held-to-maturity investments pledged as collateral	2,766,162	2,766,162	(1,128,875)	−	1,637,287
Total	6,374,961	6,374,961	(1,214,031)	(1,374,056)	3,786,874

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2021
	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,524,761	1,524,761	237,575	(428,672)	1,333,664
Payables on repurchase agreements and securites lending	22,013,866	22,013,866	(17,698,069)	(1,080,616)	3,235,181
Total	23,538,627	23,538,627	(17,460,494)	(1,509,288)	4,568,845

	2020
	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,205,213	1,205,213	85,156	(269,024)	1,021,345
Payables on repurchase agreements and securites lending	27,923,617	27,923,617	(22,637,034)	(1,601,200)	3,685,383
Total	29,128,830	29,128,830	(22,551,878)	(1,870,224)	4,706,728

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:
-	Derivative assets and liabilities are measured at fair value.
-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.
-	Financial liabilities are measured at fair value.
The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 13(c)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

34.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book –

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) –

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated by multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of portfolio movements has been based on annual historical information and 133 market risk factors, which are detailed below: 35 market curves, 72 stock prices, 22 mutual fund values and 4 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).
ci

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.
VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Credicorp Committee.
In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 34.2 (b)(ii).

The Group's VaR showed an increase as of December 31, 2020, due to the Rate Effect and Price Effect due to greater volatility in the market risk factors caused by the COVID-19 pandemic; Likewise, due to a greater exposure in Fixed Income instruments, mainly in Banco de Crédito del Perú and Credicorp Capital Colombia. The VaR was kept within the risk appetite limits established by the Risk Management of each Subsidiary.

As of December 31, 2021 and 2020, the Group’s VaR by risk type is as follows:

	2021	2020
	S/(000)	S/(000)

Interest rate risk	35,721	163,981
Price risk	4,637	6,529
Volatility risk	2,662	708
Diversification effect	(4,916)	(857)
Consolidated VaR by type of risk	38,104	170,361

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model and are considered as part of the sensitivity analysis of rates in the next section. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book –

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements,  which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

(ii)	Interest rate risk –

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Perú, BCP Bolivia, MiBanco, Mibanco Colombia, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap –

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2021
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	21,200,113	835,072	2,164,640	8,430,195	180,678	8,276,990	41,087,688
Investments	7,712,405	1,134,280	3,825,114	11,313,394	18,660,101	378,708	43,024,002
Loans, net	16,062,211	18,690,355	38,761,519	48,659,533	17,619,885	(673,399)	139,120,104
Financial assets designated at fair value through profit or loss	−	−	−	−	−	974,664	974,664
Premiums and other policies receivable	882,182	24,565	9,162	5,194	−	−	921,103
Accounts receivable from reinsurers and coinsurers	1,138	315,184	876,680	3,985	1,392	−	1,198,379
Other assets (*)	299,648	49,697	171,495	−	62,519	1,832,448	2,415,807
Total assets	46,157,697	21,049,153	45,808,610	68,412,301	36,524,575	10,789,411	228,741,747

Liabilities
Deposits and obligations	38,932,350	13,763,617	21,336,061	65,231,646	8,349,313	2,727,875	150,340,862
Payables from repurchase agreements and securities lending	2,414,504	2,423,081	9,915,571	11,713,052	2,724,155	36,449	29,226,812
Accounts payable to reinsurers and coinsurers	98,755	286,473	55,296	23,301	−	−	463,825
Technical reserves for claims and insurance premiums	312,617	873,375	1,468,165	3,387,967	6,151,093	341,294	12,534,511
Financial liabilities at fair value through profit or loss	−	−	−	−	−	325,571	325,571
Bonds and Notes issued	70	122,746	553,109	15,935,158	399,728	68,018	17,078,829
Other liabilities (*)	135,776	23,896	2,735	57,390	−	4,163,736	4,383,533
Equity	−	−	−	−	−	27,037,439	27,037,439
Total liabilities and equity	41,894,072	17,493,188	33,330,937	96,348,514	17,624,289	34,700,382	241,391,382

Off-balance-sheet accounts
Derivative financial assets	221,370	700,009	167,250	486,430	−	−	1,575,059
Derivative financial liabilities	43,164	222,228	223,146	1,001,554	−	−	1,490,092
	178,206	477,781	(55,896)	(515,124)	−	−	84,967
Marginal gap	4,441,831	4,033,746	12,421,777	(28,451,337)	18,900,286	(23,910,971)	(12,564,668)
Accumulated gap	4,441,831	8,475,577	20,897,354	(7,553,983)	11,346,303	(12,564,668)	−

(*)	Other assets and other liabilities only include financial accounts.
Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2020
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	20,110,489	1,607,867	2,052,436	7,682,481	149,669	7,544,354	39,147,296
Investment	4,639,795	11,068,740	2,777,817	8,783,106	20,934,358	502,455	48,706,271
Loans, net	12,721,639	15,427,902	31,709,621	54,248,434	16,352,436	(2,698,907)	127,761,125
Financial assets designated at fair value through profit or loss	−	−	−	−	−	823,270	823,270
Premiums and other policies receivable	897,086	25,288	9,472	5,377	−	−	937,223
Accounts receivable from reinsurers and coinsurers	726	164,184	730,963	1,930	675	20,941	919,419
Other assets (*)	83,113	2,961	34,482	9,539	−	2,176,901	2,306,996
Total assets	38,452,848	28,296,942	37,314,791	70,730,867	37,437,138	8,369,014	220,601,600

Liabilities
Deposits and obligations	38,284,217	10,646,664	18,968,119	62,281,065	9,594,605	2,590,832	142,365,502
Payables from repurchase agreements and securities lending	620,946	2,900,084	7,709,973	19,573,712	3,042,388	54,771	33,901,874
Accounts payable to reinsurers and coinsurers	72,060	209,035	40,349	17,002	−	−	338,446
Technical reserves for claims and insurance premiums	296,493	810,514	1,355,486	3,133,235	5,752,899	326,449	11,675,076
Financial liabilities at fair value through profit or loss	−	−	−	−	−	561,602	561,602
Bonds and Notes issued	3	425,231	1,238,141	13,867,807	616,225	172,000	16,319,407
Other liabilities (*)	601,545	49,851	8,185	−	−	3,247,834	3,907,415
Equity	−	−	−	−	−	25,445,647	25,445,647
Total liabilities and equity	39,875,264	15,041,379	29,320,253	98,872,821	19,006,117	32,399,135	234,514,969

Off-balance-sheet accounts
Derivative financial assets	547,271	1,307,322	557,277	341,564	−	−	2,753,434
Derivative financial liabilities	112,357	1,017,607	360,010	1,046,481	238,600	−	2,775,055
	434,914	289,715	197,267	(704,917)	(238,600)	−	(21,621)
Marginal gap	(987,502)	13,545,278	8,191,805	(28,846,871)	18,192,421	(24,030,121)	(13,934,990)
Accumulated gap	(987,502)	12,557,776	20,749,581	(8,097,290)	10,095,131	(13,934,990)	−
(*)	Other assets and other liabilities only include financial accounts.
Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2021 and 2020, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.
The results of the sensitivity analysis regarding changes in interest rates at December 31, 2021 and 2020 are presented below:

2021
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	45,487	-/+	340,772
Soles	+/-	75	+/-	68,231	-/+	511,158
Soles	+/-	100	+/-	90,975	-/+	681,544
Soles	+/-	150	+/-	136,462	-/+	1,022,316
US dollar	+/-	50	+/-	115,376	+/-	413,488
US dollar	+/-	75	+/-	173,064	+/-	620,232
US dollar	+/-	100	+/-	230,752	+/-	826,976
US dollar	+/-	150	+/-	346,128	+/-	1,240,463

2020
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)

Soles	+/-	50	+/-	66,151	-/+	391,821
Soles	+/-	75	+/-	99,226	-/+	587,731
Soles	+/-	100	+/-	132,302	-/+	783,642
Soles	+/-	150	+/-	198,453	-/+	1,175,462
US dollar	+/-	50	+/-	87,560	+/-	345,185
US dollar	+/-	75	+/-	131,341	+/-	517,777
US dollar	+/-	100	+/-	175,121	+/-	690,369
US dollar	+/-	150	+/-	262,681	+/-	1,035,554

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2021 and 2020, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2021 and 2020 are presented below:

Equity securities
Measured at fair value through	Change in
other comprehensive income	market prices	2021	2020
	%	S/(000)	S/(000)

Equity securities	+/-10	37,783	50,255
Equity securities	+/-25	94,457	125,638
Equity securities	+/-30	113,348	150,765

Funds
Measured at fair value	Change in
through profit or loss	market prices	2021	2020
	%	S/(000)	S/(000)

Participation in mutual funds	+/-10	157,130	96,665
Participation in mutual funds	+/-25	392,825	241,661
Participation in mutual funds	+/-30	471,390	289,994
Restricted mutual funds	+/-10	36,595	43,688
Restricted mutual funds	+/-25	91,489	109,220
Restricted mutual funds	+/-30	109,786	131,064
Participation in RAL funds	+/-10	32,314	27,882
Participation in RAL funds	+/-25	80,785	69,705
Participation in RAL funds	+/-30	96,942	83,646
Investment funds	+/-10	49,837	36,160
Investment funds	+/-25	124,591	90,399
Investment funds	+/-30	149,510	108,479
Hedge funds	+/-10	17,682	12,694
Hedge funds	+/-25	44,204	31,735
Hedge funds	+/-30	53,045	38,081
Exchange Trade Funds	+/-10	10,531	3,209
Exchange Trade Funds	+/-25	26,326	8,021
Exchange Trade Funds	+/-30	31,592	9,626

(ii)	Foreign currency exchange risk -

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group's functional currency.

The group's monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the group's subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in other comprehensive income.

The Group manages foreign currency exchange risk, which affects the income statement, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities. Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group's Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring and controlling equity positions and their sensitivities, which are reported to the Group's Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

• Net gain on foreign exchange transactions
• Net gain on speculative derivatives• Net gain from exchange difference

Transactions in foreign currency are made at free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2021 and 2020, the net open monetary position with effect on results and the equity position of the group was as follows:

	2021		2021
		Other		Other
	US dollar	currencies	US dollar	currencies
	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	79,005,337	503,809	68,649,158	1,204,923
Total monetary liabilities	(81,716,408)	(415,951)	(70,735,019)	(427,092)
	(2,711,071)	87,858	(2,085,861)	777,831

Currency derivatives	2,142,654	(55,696)	1,746,886	(364,886)

Accounting hedge (investment abroad) (*)	912,337	−	490,385	−

Net monetary position with effect on consolidated statement of income	343,920	32,162	151,410	412,945

Net monetary position with effect on equity	1,021,603	1,864,335	998,175	1,583,837

Net monetary position	1,365,523	1,896,497	1,149,585	1,996,782

The monetary position with effect on equity in other currencies is mainly made up of the equity of subsidiaries in Bolivian pesos for S/928.6 million, in Colombian pesos for S/628.6 million and, in Chilean pesos for S/304.4 million, among other minors.

As of December 31, 2021, the foreign currency in which the group has the greatest exposure is the US dollar. The free market exchange rate for purchase and sale transactions of each US dollar as of December 31, 2021 was S/3,987 (as of December 31, 2020 it was S/3,621).

(*)  An accounting hedge of net investment abroad was carried out where part of our liability position in dollars related to the balance of the caption "bonds and notes issued", see Note 17(iv), was designated as cover our permanent investment in Atlantic Security Holding.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed and which affect the consolidated income statement and other comprehensive income as of December 31, 2021 and 2020. The analysis determines the effect of a reasonably possible variation of the exchange rate against the sun for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The following is a sensitivity analysis of the foreign exchange position with an effect on consolidated results, with the US dollar as the main currency of exposure. This analysis is shown as of December 31, 2021 and 2020:

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000

Depreciation -
Soles in relation to US dollar	5	16,377	7,210
Soles in relation to US dollar	10	31,265	13,765

Appreciation -
Soles in relation to US dollar	5	(18,101)	(7,969)
Soles in relation to US dollar	10	(38,213)	(16,823)

The following is the sensitivity analysis of the foreign exchange position with effect in other comprehensive income, being the US dollar, the Bolivian Peso, the Colombian Peso and the Chilean Peso the main currencies of exposure. This analysis is shown as of December 31, 2021 and 2020:

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000

Depreciation -
Soles in relation to US dollar	5	48,648	47,532
Soles in relation to US dollar	10	92,873	90,743

Appreciation -
Soles in relation to US dollar	5	(53,769)	(52,536)
Soles in relation to US dollar	10	(113,511)	(110,908)

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Boliviano	5	44,220	36,408
Soles in relation to Peso Boliviano	10	84,421	69,507

Appreciation -
Soles in relation to Peso Boliviano	5	(48,875)	(40,241)
Soles in relation to Peso Boliviano	10	(103,181)	(84,953)

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Colombiano	5	29,933	27,160
Soles in relation to Peso Colombiano	10	57,145	51,851

Appreciation -
Soles in relation to Peso Colombiano	5	(33,084)	(30,019)
Soles in relation to Peso Colombiano	10	(69,844)	(63,373)

Currency rate sensibility	Change in currency rates	2021	2020
	%	S/000	S/000

Depreciation -
Soles in relation to Peso Chileno	5	14,494	11,701
Soles in relation to Peso Chileno	10	27,671	22,338

Appreciation -
Soles in relation to Peso Chileno	5	(16,020)	(12,933)
Soles in relation to Peso Chileno	10	(33,820)	(27,302)

34.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to control the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates.  If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk.  Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost.  The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Perú, BCP Bolivia, Mibanco and Mibanco Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of Atlantic Security Bank, the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2021						2020
	Up to a month	From 1 to	From 3 to	From 1 to	Over 5		Up to a month	From 1 to	From 3 to	From 1 to	Over 5
		3 months	12 months	5 years	Year	Total		3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	53,974,020	29,392,887	57,407,776	87,518,411	52,533,115	280,826,209	47,587,613	33,012,127	47,692,934	89,394,618	47,041,495	264,728,787

Financial liabilities by type -
Deposits and obligations	39,925,283	14,114,645	21,880,217	66,895,318	8,562,256	151,377,719	40,780,477	11,340,863	20,204,905	66,342,002	10,220,206	148,888,453
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	2,905,794	2,425,239	10,284,733	12,265,794	9,383,273	37,264,833	764,998	3,572,866	9,498,586	24,114,558	3,748,182	41,699,190
Accounts payable to reinsurers	98,755	286,473	55,296	23,301	−	463,825	72,060	209,035	40,349	17,002	−	338,446
Financial liabilities designated at fair value through profit or loss	325,571	−	−	−	−	325,571	561,602	−	−	−	−	561,602
Bonds and notes issued	216,167	219,177	1,024,759	17,124,890	424,338	19,009,331	3	432,446	1,259,147	14,103,090	626,680	16,421,366
Lease liabilities	30,048	37,284	106,712	386,878	170,976	731,898	37,557	31,718	109,969	425,566	173,744	778,554
Other liabilities	3,458,357	264,424	206,805	44,905	1,383,704	5,358,195	2,507,012	262,080	198,629	302,056	1,271,750	4,541,527
Total liabilities	46,959,975	17,347,242	33,558,522	96,741,086	19,924,547	214,531,372	44,723,709	15,849,008	31,311,585	105,304,274	16,040,562	213,229,138

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	216,642	400,857	2,633,067	758,817	771,008	4,780,391	345,387	303,604	1,022,750	976,014	1,009,770	3,657,525
Contractual amounts payable (outflows)	209,197	401,809	2,574,730	717,419	646,397	4,549,552	345,360	315,352	1,030,151	985,340	951,855	3,628,058
Total liabilities	7,445	(952)	58,337	41,398	124,611	230,839	27	(11,748)	(7,401)	(9,326)	57,915	29,467

34.4	Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk (with the exception of companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group's companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

Finally, it is incorporated as a mechanism of recovery in front of the materialization of operational risks, the management of the Transfer of Non-Financial Risks, mainly through Insurance Policies contracted individually or corporately in the local and international market, which cover losses due to fraud, civil and professional liability, cyber risks, damage to physical assets, among others. The insurance design is in accordance with the Group's main operating risks, the coverage needs of key areas and the organization's risk appetite, constantly seeking efficiencies in the cost of policies, working together with the insurers that make up the Group and the most important insurance/reinsurance brokers in the international market.

34.5	Cybersecurity -

Credicorp focuses its efforts on the most cost-efficient strategies to reduce exposure to cybersecurity risk; thereby comply the Group's risk appetite. To achieve it, different levels of controls are applied adapted to the different areas and potentially exposed companies. For this reason, it maintains an important investment program, which allows it to have the technologies and processes necessary to keep the Group's operations and assets safe.

As part of cybersecurity management, the Group has lines of action that allow mitigating this risk and, at the corporate level, implementation priorities and improvements in accordance with the different realities of the companies were established. These lines of work are:

-	Cybersecurity maturity according to the FFIEC reference framework, allows defining the guide for the implementation of cybersecurity controls adjusted to each of the Group's companies.

-	The policies and guidelines make it possible to standardize the levels of compliance with cybersecurity controls in each of the Group's companies.

-	The aim of the awareness programs is to generate a culture of cybersecurity in all the Group's companies. For this, constant training is carried out.

-	The cybersecurity indicators that indicate the effectiveness of the processes in terms of the periodic evaluations carried out in each of the Group's companies.

-	The governance of suppliers that ensures the deployment of the Group's policies to third parties. In other words, when a supplier wishes to interconnect digitally with any of the Group's companies.

-	The implementation of security technologies, which seeks to cover said risks according to the threat trend and the risk profile of each company in the Group.

-	The “Tabletop” tests help to identify the level of response of the Group's collaborators, through incident simulation tests.

-	Cybersecurity risk management that allows for a response work plan to address cyber risks through periodic evaluations of each of the applications of each Group company.

Finally, it should be noted that the new normality has required us to re-establish priorities in the controls to be implemented and to deepen the improvements in the processes; for example, we carry out awareness campaigns for collaborators focused on precautions in remote work, identification of phishing, among others.

34.6	Corporate Security and Cybercrime -

The Group, as part of non-financial risk management, implements policies, procedures and actions that safeguard the safety of employees, customers and assets of the organization. In addition, it protects the institution against incidents of fraud, security and reputational risk. Likewise, it fosters a culture of prevention, which allows minimizing the risks of fraud and security. Finally, it has established a solid relationship with stakeholders and Financial Institutions in the region in search of implementing best practices for the benefit of its clients.

Part of fraud and security management is to have an integral security scheme called BSIM (Banking Security Integral Model), which includes the variables of prevention, detection, response and recovery. The BSIM has 6 strategic axes: Training and training for internal/external clients, fraud and security risk assessments (COSO), business support through early alerts, continuous monitoring and reporting, specialized forensic investigation and cyber-intelligence.

Likewise, there is a second line of defense scheme focused on generating an integral vision of fraud and security risks. With a preventive approach, there are last generation technological tools to support this task. Likewise, there are advanced analysis models for risk profiling to the detection of internal fraud and the implementation of tools to detect anomalous behaviors

34.7	Model Risk -

The Group uses models for different purposes such as credit admission, capital calculation, behavior, provisions, market risk, liquidity, among others.

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The sources that generate this risk are mainly: deficiencies in data, errors in the model (from design to implementation), use of the model.

The management of model risk is proportional to the importance of each model. In this sense, a concept of “tiering” (measurement system that orders the models depending to the importance according to the impact on the business) is defined as the main attribute to synthesize the level of importance or relevance of a model, from which is determined the intensity of the model risk management processes to be followed.

Model risk management is structured around a set of processes known as the life cycle of the model. The definition of phases of the life cycle of the model in the Group is detailed below: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control

34.8	Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that enough reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 16(c).

Since the start of the Covid-19 pandemic in March 2020, the mortality of the portfolio of life business policyholders has increased significantly. The main businesses affected have been the current Social Security Insurance and Credit Life Insurance, due to the number of policyholders in each business (more than 2.5 million people in each case). The other businesses affected are Individual Life, Group Life and Law Life, but with a reduced impact.

In these businesses, the reserve for pending claims has increased, as well as the reserve for Claims Occurred and Not Reported (IBNR) due to the increase in deaths and the delay experienced in reporting claims. Since March 2020, the month in which the national emergency began, the size of the portfolios, the reported claims and the reserves necessary to cover the expected excess mortality (expected deaths above the average number of premature deaths) have been continuously monitored. pandemic). Likewise, conservative criteria have been applied in estimating loss reserves, considering the uncertainty involved.

On the other hand, in the pension businesses, more deceased annuitants have also been registered since the start of the pandemic, which has led to a greater release of mathematical reserves for this concept compared to previous years.

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other types of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

In the Medical Assistance branch, the pandemic had two simultaneous effects on the accident rate: an increase in outpatient care and hospitalizations (normal and in the ICU) for COVID-19 cases and a decrease in care and hospitalizations for other ailments. For this business, reserves for claims pending, as well as reserves for claims that have occurred and not reported (IBNR) are being continuously monitored and have been estimated with prudent criteria due to the variability and uncertainty of the frequency and cost of cases and the Greater delay in reporting claims by health centers, whose care during the pandemic is focused on patient care.

34.9	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2021 and 2020, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/29,741.6 million and S/28,969.3 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/10,294.3 million the minimum regulatory capital required as of December 31, 2020 (approximately S/7,973.9  million as of December 31, 2020).

34.10	Fair values –
a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

			2021				2020
	Note		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Currency swaps			−	860,170	−	860,170	−	323,425	−	323,425
Interest rate swaps			−	367,906	−	367,906	−	600,718	−	600,718
Foreign currency forwards			−	344,780	−	344,780	−	256,891	−	256,891
Cross currency swaps			−	86,268	−	86,268	−	28,096	−	28,096
Foreign exchange options			−	2,485	−	2,485	−	2,673	−	2,673
Futures			−	19	−	19	−	2,694	−	2,694
	13(c	)	−	1,661,628	−	1,661,628	−	1,214,497	−	1,214,497

Investments at fair value through profit of loss	6(a	)	3,158,478	1,813,915	956,104	5,928,497	3,186,413	2,543,159	737,899	6,467,471
Financial assets at fair value through profit of loss	8		959,505	10,647	4,512	974,664	808,182	15,088	−	823,270

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds			5,765,402	9,134,002	−	14,899,404	5,199,696	8,220,732	−	13,420,428
Government treasury bonds			8,631,470	784,703	−	9,416,173	11,615,890	811,526	−	12,427,416
Certificates of deposit BCRP			−	8,337,432	−	8,337,432	−	15,364,282	−	15,364,282
Negotiable certificates of deposit			−	642,218	−	642,218	−	898,277	−	898,277
Securitization instruments			−	730,115	−	730,115	53	751,383	−	751,436
Subordinated bonds			72,738	148,825	−	221,563	39,047	174,250	−	213,297
Other instruments			−	133,711	−	133,711	−	166,203	−	166,203
Equity instruments			175,676	184,712	17,439	377,827	182,943	304,291	15,316	502,550
	6(b	)	14,645,286	20,095,718	17,439	34,758,443	17,037,629	26,690,944	15,316	43,743,889

Total financial assets			18,763,269	23,581,908	978,055	43,323,232	21,032,224	30,463,688	753,215	52,249,127

Financial liabilities
Derivatives financial instruments:
Currency swaps			−	795,845	−	795,845	−	181,454	−	181,454
Foreign currency forwards			−	387,371	−	387,371	−	257,999	−	257,999
Interest rate swaps			−	333,540	−	333,540	−	644,122	−	644,122
Cross currency swaps			−	4,342	−	4,342	−	115,475	−	115,475
Foreign exchange options			−	3,258	−	3,258	−	3,547	−	3,547
Futures			−	405	−	405	−	2,616	−	2,616
	13(c	)	−	1,524,761	−	1,524,761	−	1,205,213	−	1,205,213
Financial liabilities at fair value through profit or loss			−	325,571	−	325,571	−	561,602	−	561,602
Total financial liabilities			−	1,850,332	−	1,850,332	−	1,766,815	−	1,766,815

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2021, the balance of receivables and payables corresponding to derivatives amounted to S/1,661.6 million and S/1,524.8 million respectively, See Note 13(c), generating DVA and CVA adjustments for approximately S/7.8 million and S/17.3 million respectively. The net impact of both items in the consolidated statement of income amounted to S/0.3 million of loss. As of December 31, 2020, the balance of receivables and payables corresponding to derivatives amounted to S/1,214.5 million and S/1,205.2 million, respectively, See Note 13(c), generating DVA and CVA adjustments for approximately S/8.3 million and S/18.6 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/3.5 million of loss.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured by calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2021 and 2020, the net unrealized loss of Level 3 financial instruments amounted to S/0.7 million and S/7.2 million, respectively. During 2021 and 2020, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2021					2020
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	−	39,320,740	−	39,320,740	39,320,740	−	36,752,994	−	36,752,994	36,752,994
Cash collateral, reverse repurchase agreements and securities borrowing	−	1,766,948	−	1,766,948	1,766,948	−	2,394,302	−	2,394,302	2,394,302
Investments at amortized cost	7,618,178	321,495	−	7,939,673	8,265,559	5,552,020	113,992	−	5,666,012	4,962,382
Loans, net	−	139,120,104	−	139,120,104	139,120,104	−	127,761,125	−	127,761,125	127,761,125
Premiums and other policies receivable	−	921,103	−	921,103	921,103	−	937,223	−	937,223	937,223
Accounts receivable from reinsurers and coinsurers	−	1,198,379	−	1,198,379	1,198,379	−	919,419	−	919,419	919,419
Due from customers on banker’s acceptances	−	532,404	−	532,404	532,404	−	455,343	−	455,343	455,343
Other assets	−	1,797,134	−	1,797,134	1,797,134	−	1,823,556	−	1,823,556	1,823,556
Total	7,618,178	184,978,307	−	192,596,485	192,922,371	5,552,020	171,157,954	−	176,709,974	176,006,344

Liabilities
Deposits and obligations	−	150,340,862	−	150,340,862	150,340,862	−	142,365,502	−	142,365,502	142,365,502
Payables on repurchase agreements and securities lending	−	22,013,866	−	22,013,866	22,013,866	−	27,923,617	−	27,923,617	27,923,617
Due to Banks and correspondents and other entities	−	8,910,930	−	8,910,930	7,212,946	−	6,327,779	−	6,327,779	5,978,257
Due from customers on banker’s acceptances outstanding	−	532,404	−	532,404	532,404	−	455,343	−	455,343	455,343
Payable to reinsurers and coinsurers	−	463,825	−	463,825	463,825	−	338,446	−	338,446	338,446
Lease liabilities	−	655,294	−	655,294	655,294	−	750,578	−	750,578	750,578
Bond and notes issued	−	17,344,990	−	17,344,990	17,078,829	−	17,264,023	−	17,264,023	16,319,407
Other liabilities	−	3,833,434	−	3,833,434	3,833,434	−	3,273,754	−	3,273,754	3,273,754
Total	−	204,095,605	−	204,095,605	202,131,460	−	198,699,042	−	198,699,042	197,404,904

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)
Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2021, and 2020, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)
Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)
Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.11	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2021, and 2020, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2021	2020

Pension funds	40,024	49,582
Investment funds and mutual funds	53,365	52,174
Equity managed	28,768	25,273
Bank trusts	5,395	5,529
Total	127,552	132,558

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

i)	Madoff Trustee Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120.0 million in principal amount, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint seeks the recovery of these redemptions from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and it dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB.  In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. The mentioned petition was denied by the Supreme Court in June 2020. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court with the date by which ASB is to respond to the complaint scheduled for on or before March 25th, 2022. While management believes that ASB has defenses against the Madoff Trustee’s claims and intends to defend against any action by the Madoff Trustee, following a recent decision by the US Supreme Court not to hear an appeal, certain defenses are no longer available, therefore, according to management's judgment, there is a provision.

ii)	Fairfield Liquidator Litigation -

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint against ASB (the Fairfield Complaint) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million in principal amount from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield V. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation described above, the Fairfield V. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB, filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending.

The management believes that ASB has defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

iii)	Government Investigations -

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our Vice Chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fujimori 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

In addition, the former Chairman informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, MiBanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the Peruanos Por el Kambio campaign. These contributions were made in compliance both with Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015. These guidelines provided details on the procedures for obtaining approval for contributions and outlined the specific required conditions for transparent contributions.

The Peruvian Superintendencia del Mercado de Valores (‘SMV’ for its Spanish acronym) initiated a sanctioning process against Credicorp, for not having disclosed to the market, in due course, the contributions made to political campaigns in the years 2011 and 2016. The Peruvian Superintendencia del Mercado de Valores (SMV) also initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, MiBanco and Grupo Pacifico), for not having disclosed to the market, in due course, the contributions made to political campaigns in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, MiBanco and Grupo Pacifico with first instance Resolutions on these proceedings. The mentioned Resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a consequence of these sanctioning processes. Credicorp, BCP, MiBanco and Grupo Pacifico have appealed the Resolutions.

On December 8, Credicorp informed that the Peruvian SMV was notified of the resolution issued by the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Credicorp’s contentious-administrative claim challenging the SMV’s resolution (by negative administrative silence), with reference to the appeal filed by Credicorp mentioned in the prior paragraph.

Under the Resolution, the SMV resolved to sanction Credicorp (i) with a fine of 300 Tax Units (UITs by its acronym in Spanish) approximately US$270,000 for, allegedly, having infringed (categorized as “very serious”, “muy grave” in Spanish) subsection 1.6, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N°055-2001-EF / 94.10, effective as from 2011; and (ii) with a fine of 210 Tax Units (UITs by its acronym in Spanish) approximately US$207,375 for, allegedly, having violated (categorized as “very serious”, “muy grave” in Spanish) subsection 1.5, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF / 94.10 and modified by Resolution N° 006-2012-SMV / 01, effective as from 2016. The charges made by the SMV against Credicorp were that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp's cash contributions to the political party Fuerza Popular during the 2011 Peruvian presidential campaign (first charge) and that the company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s agreement to make contributions to the political party Peruanos por el Kambio during the 2016 Peruvian presidential campaign (second charge).

Because Credicorp was neither in agreement with the categorization of the facts nor with the sanctions imposed, Credicorp filed an appeal challenging the Resolution. Subsequently, after the expiration of the term to resolve in the appeal (second administrative instance), Credicorp asserted its right to negative administrative silence and to resort to the Judiciary. Notwithstanding, Credicorp proceeded to pay the fines imposed by the SMV, in compliance with Peruvian law.

Thus, since Credicorp’s contentious-administrative claim filed was admitted for consideration by the Court, the administrative procedure has terminated with respect to Credicorp and the matter is now subject to the decision of the Judiciary.

Regarding BCP, Mibanco and Grupo Pacifico the administrative proceedings are still in the SMV.

Credicorp believes that neither the contributions disclosed by our former Chairman and the current Vice Chairman in 2019 nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either will have material effect on the Company’s business, financial position or profitability.

On the other hand, on November 11, 2021, Credicorp’s General Manager, Mr. Gianfranco Ferrari de las Casas, was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor's Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial – Cuarto Despacho”, for its name in Spanish). This notice informed Mr. Ferrari that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. (a former Peruvian Prime Minister) and an additional sixty-five (65) individuals on the grounds of, in Mr. Ferrari’s case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by Banco de Crédito del Perú related to the Olmos Project, a large water irrigation project undertaken in northeastern Perú.
Our management has reviewed the performance of the officers of Banco de Crédito del Perú in relation to the financial advisory services provided by the Bank in connection with the Olmos Project, including the performance of Mr. Ferrari, and has concluded that the facts under investigation do not give rise to any liability of Banco de Crédito del Perú or its officers. Our institution bases this view on the qualified opinion of external consultants specializing in the matter.

Credicorp does not believe that the opening of this preparatory investigation will have any impact on our normal operations nor have material effect on the Company’s business, financial position or profitability.

36	SUBSEQUENT EVENTS

From December 31, 2021 until the date of this report, no significant event has occurred which affects the consolidated financial statements.